04020675

P.E.
12-31-03

ARS

MAR 22 2004

MetLife, Inc. Annual Report 2003

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL



MetLife®

chairman's letter



To MetLife's Shareholders:

The attributes that define the MetLife brand and reputation—trustworthy, financially strong and optimistic, to name a few—were clearly reinforced in 2003 by the positive results we generated across the entire organization. As a fellow shareholder, I am pleased to report that MetLife made strong progress in 2003 as we continued to implement our business strategy, grow our diverse businesses and, ultimately, position our company for continued, long-term growth.

The marketplace for financial services is extremely competitive, and MetLife continues to be a leader. In addition to being the largest life insurer in the United States, we are ranked number one in most group product areas, including life insurance, automobile and homeowners insurance and long-term care. But more than anything, as a leader, we undoubtedly play a significant role in millions of people's lives. We also know that MetLife does much more than help its clients grow or protect their financial future. We are helping millions of individuals live a life of significance, enjoying the things that matter most because we have helped them build financial freedom.

> Delivering Strong, Positive Results

After three years of a broad, economic slowdown, in 2003 we witnessed improvements in both the credit and equity markets. At the same time, while interest rates remained at historic lows, the S&P 500 Index was up 26% for the year. Against this backdrop, MetLife delivered $2.22 billion in net income during the year—a 38% increase over 2002's results. Also in 2003, assets under management grew by 17% to $350.2 billion; Individual annuity deposits grew 42% to $11.2 billion; and total premiums and fees increased 9% to $23.2 billion.

These positive results clearly demonstrate both our commitment and ability to deliver value and growth to MetLife's shareholders. In addition to top line growth across the enterprise, our diverse businesses increased sales, improved operating efficiencies and continued to leverage resources, improving our ability to perform—today and many years into the future.

MetLife's financial strength continues to be augmented by business segments that have established leadership positions and a strong track record in the marketplace.

With 88 of the FORTUNE 100 as clients and a 13% return on equity, MetLife's Institutional Business segment has sustained strong growth. In 2003, we further expanded and enhanced our institutional market position with the acquisition of John Hancock's group life insurance business and the pending acquisition of the long-term care business of TIAA-CREF. At the same time, our existing group life insurance business continued to outpace the market as premiums and fees reached $5.4 billion in 2003.

On the retail side, our Individual Business segment not only sharpened its business focus, but also experienced significant growth in key areas. In 2003, MetLife Investors Group, which distributes MetLife products through banks and national and regional independent broker/dealers, achieved annuity deposits of $6.4 billion in 2003—$2.9 billion more than in 2002. Including annuity deposits from MetLife Financial Services and New England Financial, total annuity deposits were $11.2 billion for the year. At the same time, our MetLife Financial Services and New England Financial distribution channels continued to focus on expense management, future sales growth and improving profitability.

During the year, MetLife Bank, which was formed in 2001, surpassed $1 billion in deposits. Moving forward, the bank will play an important role in the MetLife enterprise. In the first quarter of 2004, we launched a promotional campaign to bring more new business to the bank and we continue to leverage the bank's offerings among our Individual and Institutional distribution channels.

At MetLife Auto & Home, the 13th largest provider of personal lines property and casualty insurance in the U.S. by written premium, record net income of $157 million was achieved in 2003 and Auto & Home's combined ratio was 99.7% at year end.

MetLife International played an important role in our progress in 2003. We continued to focus on growing our business in significant emerging markets. Like other areas of MetLife, we also created a common platform of support for International to enhance customer service, create efficiencies and build a global MetLife brand. We successfully integrated our Mexican companies and launched MetLife Mexico, the largest life insurance company in that country. We formed a joint venture company with Capital Airports Holding Company to begin business in Beijing, China, where sales are expected to begin in the first quarter of 2004. After performing disciplined analysis, we decided to exit the insurance markets in Spain, Portugal and Poland—countries that were not part of our strategic focus.

> Effective Capital Management

In addition to maintaining strong, top line growth in our business segments, we have continued to effectively manage our capital. This effort, which has been ongoing since the initial public offering, has enabled us to preserve MetLife's financial strength and has resulted in increases in MetLife's book value, risk-based capital ratio and operating return on equity.

In November, we leveraged our strong credit ratings as we completed a $200 million retail offering of 5.875% 30-year senior notes and a $500 million institutional offering of 5.00% 10-year senior notes. The retail offering was different from our prior debt offerings in that it was targeted directly to retail investors, which will enable MetLife to attract a broader and more diverse base of investors. At the same time, we resumed our common stock repurchase program and, in the fourth quarter of 2003, repurchased an additional three million shares. We also declared an annual stock dividend of $0.23 per common share—a 10% increase from the 2002 annual dividend.

In 2003, we generated nearly $12 billion in net investment income while adhering to our investment principles of rigorous asset-liability management, through risk management and portfolio diversification in managing MetLife's $222 billion investment portfolio. We also capitalized on our strength in the real estate market by producing significant gains through the sale of several high-profile real estate properties, including 11 Madison Avenue in New York City and One California Plaza in Los Angeles. And as of December 31, 2003, there were an estimated $3.6 billion of unrealized gains in the real estate portfolio.

> **Driving High Standards of Performance**

Clearly, strong performance is a priority for MetLife and the progress we have made to date is due to the commitment of our talented and diverse professionals. Working together, our strong business leaders and knowledgeable associates have driven our growth initiatives, eliminated redundancies and created operating efficiencies across the entire MetLife enterprise.

In addition to instituting clear performance management metrics at MetLife, we have created a sense of partnership throughout the organization. Due in part to performance management, our businesses are generating increasingly better results and our employees are directly compensated in line with our pay for performance philosophy. In addition to improved business performance, in 2003 we successfully retained 94% of all our top performers and 97% of our top performing officers.

Not only is this an exciting time to be at MetLife, but it's also a time for those who are associated with this company to feel very proud. MetLife is committed to upholding highly ethical business principles and continues to place great importance on meeting equally high corporate governance standards.

In 2003 and in the first quarter of 2004, we added four new independent members to the MetLife board, which is comprised of talented and experienced leaders who, collectively, bring a diverse breadth and wealth of experience to the company. Every director not only acts in the best interests of MetLife's stockholders, but also is committed to ensuring that the right corporate governance controls and procedures are in place. As of January 21, 2004, MetLife had taken all steps necessary to meet or exceed all of the New York Stock Exchange guidelines. And all directors who sit on the company's Audit, Compensation and Governance Committees meet the independence requirements of the NYSE.

Because MetLife believes that employees' and directors' financial interests should be aligned with those of stockholders, directors received 50% of their compensation in MetLife stock. In addition, in 2003, stock ownership guidelines were instituted for every officer. Everyone from the vice president level to the CEO will be required to achieve certain equity ownership requirements over the next few years.

> **A Solid Position for Continued Growth**

MetLife has a long, proud history and we remain committed to preserving that legacy as we simultaneously develop innovative products and solutions that will enable us to capitalize on opportunities for future growth.

We have made significant progress since our initial public offering in 2000. And this is just the beginning of what we believe we will be able to accomplish. As we move forward in 2004, we have some exciting plans in place to grow our businesses, launch new initiatives and deliver valuable, long-term solutions that can help our customers meet their financial goals.

We have the ability to do all of this because of our highly professional staff, experienced leaders, strong financials and, most important, our positive outlook for the future of MetLife and the millions of customers who rely on us to deliver on our promises.

Thank you for your continued support of our efforts.

Sincerely,

Robert H. Benmosche
Chairman of the Board and Chief Executive Officer
March 22, 2004

Cautionary Note Regarding Forward-Looking Statements

This Annual Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in the operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. "MetLife" or the "Company" refers to MetLife, Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, including Metropolitan Life Insurance Company ("Metropolitan Life"). Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to, the following: (i) changes in general economic conditions, including the performance of financial markets and interest rates; (ii) heightened competition, including with respect to pricing, entry of new competitors and the development of new products by new and existing competitors; (iii) unanticipated changes in industry trends; (iv) MetLife, Inc.'s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; (v) deterioration in the experience of the "closed block" established in connection with the reorganization of Metropolitan Life; (vi) catastrophe losses; (vii) adverse results or other consequences from litigation, arbitration or regulatory investigations; (viii) regulatory, accounting or tax changes that may affect the cost of, or demand for, the Company's products or services; (ix) downgrades in the Company's and its affiliates' claims paying ability, financial strength or credit ratings; (x) changes in rating agency policies or practices; (xi) discrepancies between actual claims experience and assumptions used in setting prices for the Company's products and establishing the liabilities for the Company's obligations for future policy benefits and claims; (xii) discrepancies between actual experience and assumptions used in establishing liabilities related to other contingencies or obligations; (xiii) the effects of business disruption or economic contraction due to terrorism or other hostilities; (xiv) the Company's ability to identify and consummate on successful terms any future acquisitions, and to successfully integrate acquired businesses with minimal disruption; and (xv) other risks and uncertainties described from time to time in MetLife, Inc.'s filings with the U.S. Securities and Exchange Commission, including its S-1 and S-3 registration statements. The Company specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Company. The selected consolidated financial information for the years ended December 31, 2003, 2002, and 2001 and at December 31, 2003 and 2002 has been derived from the Company's audited consolidated financial statements included elsewhere herein. The selected consolidated financial information for the years ended December 31, 2000 and 1999 and at December 31, 2001, 2000 and 1999 has been derived from the Company's audited consolidated financial statements not included elsewhere herein. The following information should be read in conjunction with and is qualified in its entirety by the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements appearing elsewhere herein. Some previously reported amounts have been reclassified to conform with the presentation at and for the year ended December 31, 2003.

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in millions)				
Statements of Income Data					
Revenues:					
Premiums	$20,673	$19,077	$17,212	$16,317	$12,084
Universal life and investment-type product policy fees	2,496	2,147	1,889	1,820	1,437
Net investment income(1)	11,636	11,261	11,187	10,986	9,436
Other revenues	1,342	1,332	1,507	2,229	1,861
Net investment gains (losses)(1)(2)(3)(7)	(358)	(751)	(579)	(390)	(70)
Total revenues(4)(6)	35,789	33,066	31,216	30,962	24,748
Expenses:					
Policyholder benefits and claims(2)(7)	20,848	19,523	18,454	16,893	13,100
Interest credited to policyholder account balances	3,035	2,950	3,084	2,935	2,441
Policyholder dividends	1,975	1,942	2,086	1,919	1,690
Payments to former Canadian policyholders(5)	—	—	—	327	—
Demutualization costs	—	—	—	230	260
Other expenses(1)(2)(8)	7,301	7,015	7,022	7,401	6,210
Total expenses(4)(6)	33,159	31,430	30,646	29,705	23,701
Income from continuing operations before provision for income taxes	2,630	1,636	570	1,257	1,047
Provision for income taxes(1)(9)	687	502	204	405	511
Income from continuing operations	1,943	1,134	366	852	536
Income from discontinued operations, net of income taxes(1)	300	471	107	101	81
Income before cumulative effect of change in accounting	2,243	1,605	473	953	617
Cumulative effect of change in accounting, net of income taxes	(26)	—	—	—	—
Net income	$ 2,217	$ 1,605	$ 473	$ 953	$ 617
Net income after April 7, 2000 (date of demutualization)				$ 1,173	

	At December 31,				
	2003	2002	2001	2000	1999
			(Dollars in millions)		
Balance Sheet Data					
Assets:					
General account assets	$251,085	$217,733	$194,256	$183,912	$160,291
Separate account assets	75,756	59,693	62,714	70,250	64,941
Total assets	$326,841	$277,426	$256,970	$254,162	$225,232
Liabilities:					
Life and health policyholder liabilities(10)	$176,628	$162,569	$148,395	$140,040	$122,637
Property and casualty policyholder liabilities(10)	2,943	2,673	2,610	2,559	2,318
Short-term debt	3,642	1,161	355	1,085	4,180
Long-term debt	5,703	4,425	3,628	2,400	2,494
Other liabilities	41,020	28,255	21,950	20,349	14,972
Separate account liabilities	75,756	59,693	62,714	70,250	64,941
Total liabilities	305,692	258,776	239,652	236,683	211,542
Company-obligated mandatorily redeemable securities of subsidiary trusts	—	1,265	1,256	1,090	—
Stockholders' Equity:					
Common stock, at par value(11)	8	8	8	8	—
Additional paid-in capital(11)	14,991	14,968	14,966	14,926	—
Retained earnings(11)	4,193	2,807	1,349	1,021	14,100
Treasury stock, at cost(11)	(835)	(2,405)	(1,934)	(613)	—
Accumulated other comprehensive income (loss)	2,792	2,007	1,673	1,047	(410)
Total stockholders' equity	21,149	17,385	16,062	16,389	13,690
Total liabilities and stockholders' equity	$326,841	$277,426	$256,970	$254,162	$225,232

	At or for the Years Ended December 31,				
	2003	2002	2001	2000	1999
		(Dollars in millions, except per share data)			
Other Data					
Net income	$ 2,217	$ 1,605	$ 473	$ 953	$ 617
Return on equity(12)	13.1%	10.8%	3.2%	6.5%	4.5%
Total assets under management(13)	$350,235	$299,187	$282,486	$301,325	$373,612
Income from Continuing Operations Available to Common Shareholders Per Share Data(14)					
Basic earnings per share	$ 2.60	$ 1.61	$ 0.49	$ 1.42	N/A
Diluted earnings per share	$ 2.57	$ 1.56	$ 0.48	$ 1.40	N/A
Income from Discontinued Operations Per Share Data(14)					
Basic earnings per share	$ 0.41	$ 0.67	$ 0.14	$ 0.10	N/A
Diluted earnings per share	$ 0.40	$ 0.65	$ 0.14	$ 0.09	N/A
Cumulative Effect of Change in Accounting Per Share Data(14)					
Basic earnings per share	$ (0.04)	$ —	$ —	$ —	N/A
Diluted earnings per share	$ (0.03)	$ —	$ —	$ —	N/A
Net Income Available to Common Shareholders Per Share Data(14)					
Basic earnings per share	$ 2.98	$ 2.28	$ 0.64	$ 1.52	N/A
Diluted earnings per share	$ 2.94	$ 2.20	$ 0.62	$ 1.49	N/A
Dividends Declared Per Share	$ 0.23	$ 0.21	$ 0.20	$ 0.20	N/A

(1) In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, income related to real estate sold or classified as held-for-sale for transactions initiated on or after January 1, 2002 is presented as discontinued operations. The following table presents the components of income from discontinued operations:

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
			(Dollars in millions)		
Net investment income	$ 52	$ 160	$ 169	$ 159	$ 128
Net investment gains (losses)	421	582	—	—	—
Total revenues	473	742	169	159	128
Interest expense	1	1	—	—	—
Provision for income taxes	172	270	62	58	47
Income from discontinued operations, net of income taxes	$ 300	$ 471	$ 107	$ 101	$ 81

(2) Investment gains and losses are presented net of related policyholder amounts. The amounts netted against investment gains and losses are the following:

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in millions)				
Gross investment gains (losses)	$(573)	$(896)	$(713)	$(444)	$(137)
Less amounts allocated from:					
Deferred policy acquisition costs	31	(5)	(25)	95	46
Participating contracts	40	(7)	—	(126)	21
Policyholder dividend obligation	144	157	159	85	—
Total	215	145	134	54	67
Net investment gains (losses)	$(358)	$(751)	$(579)	$(390)	$ (70)

Investment gains and losses have been reduced by (i) amortization of DAC, to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

(3) Net investment gains and losses presented include scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, of $84 million, $32 million and $24 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(4) Includes the following combined financial statement data of Conning Corporation ("Conning"), which was sold in 2001 and the Company's controlling interest in Nvest Companies, L.P. and its affiliates ("Nvest"), which was sold in 2000:

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Total revenues	$32	$605	$655
Total expenses	$33	$580	$603

As a result of these sales, investment gains of $25 million and $663 million were recorded for the years ended December 31, 2001 and 2000, respectively.

(5) In July 1998, Metropolitan Life sold a substantial portion of its Canadian operations to Clarica Life Insurance Company ("Clarica Life"). As part of that sale, a large block of policies in effect with Metropolitan Life in Canada were transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders were no longer policyholders of Metropolitan Life and, therefore, were not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale and in connection with the demutualization, in 2000, Metropolitan Life's Canadian branch made cash payments to those who were, or were deemed to be, holders of these transferred Canadian policies. The payments were determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

(6) Included in total revenues and total expenses for the year ended December 31, 2002 are $421 million and $358 million, respectively, related to Aseguradora Hidalgo S.A., which was acquired in June 2002. Included in total revenues and total expenses for the year ended December 31, 2000 are $3,739 million and $3,561 million, respectively, related to GenAmerica, which was acquired in January 2000.

(7) Policyholder benefits and claims exclude ($184) million, ($150) million, ($159) million, $41 million, and ($21) million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively, of adjustments to participating contractholder accounts and changes in the policyholder dividend obligation that have been netted against net investment gains and losses as such amounts are directly related to such gains and losses. This presentation may not be comparable to presentations made by other insurers.

(8) Other expenses exclude ($31) million, $5 million, $25 million, ($95) million, and ($46) million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 respectively, of amortization of DAC that have been netted against net investment gains and losses as such amounts are directly related to such gains and losses. This presentation may not be comparable to presentations made by other insurers.

(9) Provision for income taxes includes ($145) million and $125 million for surplus tax (credited) accrued by Metropolitan Life for the years ended December 31, 2000 and 1999, respectively. Prior to its demutualization, Metropolitan Life was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code.

(10) Policyholder liabilities include future policy benefits and other policyholder funds. Life and health policyholder liabilities also include policyholder account balances, policyholder dividends payable and the policyholder dividend obligation.

(11) For additional information regarding these items, see Notes 1 and 14 of Notes to Consolidated Financial Statements.

(12) Return on equity is defined as net income divided by average total equity, excluding accumulated other comprehensive income (loss).

(13) Includes MetLife's general account and separate account assets managed on behalf of third parties. Includes $21 billion of assets under management managed by Conning at December 31, 2000, which was sold in 2001. Includes $133 billion of assets under management managed by Nvest at December 31, 1999 which was sold in 2000.

(14) Based on earnings subsequent to the date of demutualization. For additional information regarding net income per share data, see Note 16 of Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For purposes of this discussion, the terms "MetLife" or the "Company" refers to MetLife, Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, including Metropolitan Life Insurance Company ("Metropolitan Life"). Following this summary is a discussion addressing the consolidated results of operations and financial condition of the Company for the periods indicated. This discussion should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

Economic Capital

Beginning in 2003, the Company changed its methodology of allocating capital to its business segments from Risk-Based Capital ("RBC") to Economic Capital. Prior to 2003, the Company's business segments' allocated equity was primarily based on RBC, an internally developed formula based on applying a multiple to the National Association of Insurance Commissioners Statutory Risk-Based Capital and included certain adjustments in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Economic Capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The Economic Capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. This is in contrast to the standardized regulatory RBC formula, which is not as refined in its risk calculations with respect to the nuances of the Company's businesses.

The change in methodology is being applied prospectively. This change has and will continue to impact the level of net investment income and net income of each of the Company's business segments. A portion of net investment income is credited to the segments based on the level of allocated equity. This change in methodology of allocating equity does not impact the Company's consolidated net investment income or net income.

The following table presents actual and pro forma net investment income with respect to the Company's segments for the years ended December 31, 2002 and 2001. The amounts shown as pro forma reflect net investment income that would have been reported in these years had the Company allocated capital based on Economic Capital rather than on the basis of RBC.

	Net Investment Income For the Years Ended December 31,			
	2002		2001	
	Actual	Pro forma	Actual	Pro forma
	(Dollars in millions)			
Institutional	$ 3,918	$ 3,980	$ 3,967	$ 4,040
Individual	6,244	6,155	6,165	6,078
Auto & Home	177	160	200	184
International	461	424	267	251
Reinsurance	421	382	390	354
Asset Management	59	71	71	89
Corporate & Other	(19)	89	127	191
Total	$11,261	$11,261	$11,187	$11,187

Acquisitions and Dispositions

In September 2003, a subsidiary of the Company, Reinsurance Group of America, Incorporated ("RGA"), announced a coinsurance agreement under which it assumed the traditional U.S. life reinsurance business of Allianz Life Insurance Company of North America. The transaction closed during the fourth quarter of 2003 with an effective date retroactive to July 1, 2003. The transaction added approximately $278 billion of life reinsurance in-force, $246 million of premium and $11 million of income before income tax expense, excluding minority interest expense, to the fourth quarter of 2003.

In June 2002, the Company acquired Aseguradora Hidalgo S.A. ("Hidalgo"), an insurance company based in Mexico with approximately $2.5 billion in assets as of the date of acquisition. The Company's existing Mexico subsidiary and Hidalgo now operate as a combined entity under the name MetLife Mexico.

In November 2001, the Company acquired Compania de Seguros de Vida Santander S.A. and Compania de Reaseguros de Vida Soince Re S.A., wholly-owned subsidiaries of Santander Central Hispano in Chile. These acquisitions marked MetLife's entrance into the Chilean insurance market.

In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica") in 2000. Conning specialized in asset management for insurance company investment portfolios and investment research.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies, estimates and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

Investments

The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) unfavorable changes in forecasted cash flows on asset-backed securities; and (vii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into certain structured investment transactions, real estate joint ventures and limited partnerships for which the Company may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

Derivatives

The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities or to changing fair values. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. The Company also purchases investment securities, issues certain insurance policies and engages in certain reinsurance contracts that embed derivatives. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

Deferred Policy Acquisition Costs

The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of such costs is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs ("DAC"), including value of business acquired ("VOBA"). This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

Future Policy Benefits

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disability insurance. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation.

The Company also establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions with respect to current developments, anticipated trends and risk management strategies.

Differences between the actual experience and assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses.

Reinsurance

The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

Litigation

The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumption used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. It is possible that an adverse outcome in certain of the Company's litigation, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Employee Benefit Plans

The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm to aid it in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used in the calculation of the Company's aggregate projected benefit obligation may vary and include an expectation of long-term market appreciation in equity markets which is not changed by minor short-term market fluctuations, but does change when large interim deviations occur. These assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

Results of Operations

Year ended December 31, 2003 compared with the year ended December 31, 2002 — The Company

Executive Summary

MetLife, Inc., through its affiliates and subsidiaries, is a leading provider of insurance and other financial services to a broad spectrum of individual and institutional customers. The Company offers life insurance, annuities, automobile and homeowners insurance and mutual funds to individuals, as well as group insurance, reinsurance, and retirement and savings products and services to corporations and other institutions. The MetLife companies serve approximately 13 million households in the U.S. and provide benefits to approximately 37 million employees and family members through their plan sponsors including 88 of the FORTUNE 100 largest companies. MetLife, Inc. also has direct international insurance operations in 10 countries serving approximately 8 million customers. MetLife is organized into six business segments: Institutional, Individual, Auto & Home, International, Reinsurance and Asset Management.

The marketplace for financial services is extremely competitive. MetLife, the largest life insurer in the United States, reported $2.2 billion in net income and diluted earnings per share of $2.94 for the year ended December 31, 2003. In 2003, after a three-year economic slowdown, there were improvements in both the credit and equity markets. At the same time, interest rates remained at historic lows and the S&P 500 Index was up 26% for the year. Total premiums and fees increased to $23.2 billion, up 9% over the prior year, which primarily stems from continued sales growth across most of the Company's segments, as well as the positive impact of the U.S. financial markets on policy fees. Assets under management grew to $350.2 billion, up 17% over the prior year, and Individual annuity deposits grew to $11.2 billion, up 42% over the prior year. MetLife generated over $11 billion of net investment income while adhering to rigorous asset-liability management principles and portfolio diversification. An increase in expenses year over year is primarily attributable to employee-related expenses, including pension and postretirement benefit expense and severance, expenses associated with strengthening the Company's distribution systems and taking action in consolidating office space and reducing redundancies, while continuing to invest heavily in infrastructure. In addition, regulatory capital increased and the Company repurchased stock through its buyback program.

Industry Trends

The Company's segments continue to be influenced by a variety of industry trends and it is the Company's belief that each of its businesses is well positioned to capitalize on those trends.

In general, the Company is seeing more employers, both large and small, outsourcing their benefits functions. Further, companies are offering broader new arrays of voluntary benefits to help retain employees while adding little to their overall benefits costs. These trends will likely continue and in fact expand across companies of all sizes. Employers are also demanding substantial online access for their employees for various self-service functions. This functionality requires substantial information technology investment that smaller companies will find difficult to absorb. This will put pressure on those smaller and mid-size companies to gain scale quickly or exit the business.

In addition, alternative benefit structures, such as simple fixed benefit products, are becoming more popular as the traditional medical indemnity products costs have continued to increase rapidly. These low cost fixed benefit products can provide effective catastrophic protection for high cost illnesses to supplement the basic health coverage provided by medical indemnity insurance.

From a demographics standpoint, the bulk of the U.S. population is moving from an asset accumulation phase to an asset distribution phase. People within ten years of retirement hold significant assets. With continually lengthening lifespans and unstructured asset distribution, the Company believes many of these people may outlive their retirement savings and/or require long-term care. As a result, the Company expects that the demand for retirement payout solutions with guarantees will increase dramatically over the next decade.

The combination of these trends will favor those with scale, breadth of distribution and product, ability to provide advice and financial strength to support the long-term guarantees.

Discussion of Results

	Year Ended December 31,		
	2003	2002	% Change
	(Dollars in millions)		
Revenues			
Premiums	$20,673	$19,077	8%
Universal life and investment-type product policy fees	2,496	2,147	16%
Net investment income	11,636	11,261	3%
Other revenues	1,342	1,332	1%
Net investment gains (losses) (net of amounts allocable from other accounts of ($215) and ($145), respectively)	(358)	(751)	52%
Total revenues	35,789	33,066	8%
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of ($184) and ($150), respectively)	20,848	19,523	7%
Interest credited to policyholder account balances	3,035	2,950	3%
Policyholder dividends	1,975	1,942	2%
Other expenses (excludes amounts directly related to net investment gains (losses) of ($31) and $5, respectively)	7,301	7,015	4%
Total expenses	33,159	31,430	6%
Income from continuing operations before provision for income taxes	2,630	1,636	61%
Provision for income taxes	687	502	37%
Income from continuing operations	1,943	1,134	71%
Income from discontinued operations, net of income taxes	300	471	(36)%
Income before cumulative effect of change in accounting	2,243	1,605	40%
Cumulative effect of change in accounting, net of income taxes	(26)	—	
Net income	$ 2,217	$ 1,605	38%

Income from continuing operations increased by $809 million, or 71%, to $1,943 million for the year ended December 31, 2003 from $1,134 million in the comparable 2002 period. Income from continuing operations for the years 2003 and 2002 includes the impact of certain transactions or events that result in net income not being indicative of future earnings, which are described in the applicable segment's results of operations discussions. These items contributed an after-tax benefit of $159 million in 2003 and an after-tax charge of $150 million in 2002. Excluding the impact of these items, income from continuing operations increased by $500 million in 2003 compared to the prior year. Declines in after-tax net investment losses account for $220 million of this increase with the balance being contributed by the Company's operations. The decline in net investment losses is largely attributable to less credit-related losses, which is consistent with the U.S. financial market environment. The Company anticipates net investment losses in 2004 to be comparable with 2003 levels and continues to reflect a concentration of interest-related losses rather than credit-related losses.

Premiums, fees and other revenues increased 9% over the prior year primarily as a result of growth in the annuities, retirement and savings and variable and universal life product lines. This increase stems in part from policy fee income earned on annuity deposits, which were $11.2 billion in 2003, increasing 42% from the prior year. In addition, the annuity separate account balance was $28.7 billion at December 31, 2003, up 57% versus the prior year end. Growth in retirement & savings is primarily attributable to higher sales in structured settlement products. Fee income from variable and universal life products increased 12% over the prior year primarily as a result of a 25% growth in separate account balances. In addition, the coinsurance agreement with Allianz Life in the Reinsurance segment contributed approximately 1% to the year over year increase. Partially offsetting these increases is a decline in traditional life premiums, which is largely attributable to run off in the Company's closed block of business.

Investment margins, which represent the spread between net investment income and interest credited to policyholder account balances, remained favorable in 2003 as the Company took appropriate crediting rate reductions in most products in an effort to keep pace with the market environment. In several product lines, where investment margins are a substantial part of earnings, the Company still has a reasonable amount of flexibility to reduce crediting rates further if portfolio yields were to decline from year-end 2003 levels. Investment margins in 2003 did benefit from higher than expected levels of prepayments, a trend that is not expected to continue in 2004.

Underwriting results varied in 2003. The group life mortality ratio continues to be favorable at 92%. The individual life mortality ratio was also solid at 88%, which includes the impact of several large claims in the variable and universal product line, some of which had lower levels of reinsurance. Group disability's morbidity ratio increased to 98.5%, from 97.9% in the prior year but is still within management's expected range. The Auto & Home combined ratio, which is a measure of both the loss and loss adjustment expense ratio, as well as the expense ratio, remained favorable at 97.1% excluding catastrophes. The Company's International segment increased its loss recognition reserve in Taiwan as a result of low interest rates relative to product guarantees. This action resulted in a $19 million after-tax charge.

Other expenses increased 4% over the prior year period primarily as a result of an increase of $133 million in pension and postretirement expenses. As a result of contributions made to the pension plan in late 2003 and early 2004, which totaled approximately $750 million, and the stronger performance of the pension plan assets in 2003, the Company anticipates the pension and postretirement expenses to moderate in 2004. Other expenses in 2003 also include the impact of several actions taken by management in the fourth quarter, including lease terminations, office consolidations and closures, and asset impairments. In addition, severance costs and expenses associated with strategic initiatives at New England Financial contributed to the increase in expenses year over year. Also, there was an increase in many of the product lines' volume-related expenses, which are in line with 2003 business growth.

Net investment losses decreased by $393 million, or 52%, to $358 million for the year ended December 31, 2003 from $751 million for the comparable 2002 period. This decrease reflects total investment losses, before offsets, of $573 million. The Company's investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of DAC, to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses. Offsets include the amortization of DAC of $31 million and ($5) million in 2003 and 2002, respectively, and changes in the policyholder dividend obligation of $144 million and $157 million in 2003 and 2002, respectively, and adjustments to participating contracts of $40 million and ($7) million in 2003 and 2002, respectively. The dollar amount of the offsets may vary disproportionately with net investment gains and losses based on the relationship of the underlying sold securities to certain insurance products.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its performance. The Company's presentation of investment gains and losses, net of policyholder amounts, may be different from the presentation used by other insurance companies and, therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Income tax expense for the year ended December 31, 2003 was $687 million, or 26% of income from continuing operations before provision for income taxes and cumulative effect of change in accounting, compared with $502 million, or 31%, for the comparable 2002 period. The 2003 effective tax rate differs from the corporate tax rate of 35% primarily due to the impact of non-taxable investment income, tax credits for investments in low income housing, a recovery of prior year tax overpayments on tax-exempt bonds, and an adjustment consisting primarily of a revision in the estimate of income taxes for 2002. In addition, the 2003 effective tax rate includes a reduction of the deferred tax valuation allowance related to certain foreign net operating loss carryforwards, and tax benefits related to the sale and merger of foreign subsidiaries reflected in the International segment. The 2002 effective tax rate differs from the corporate tax rate of 35% primarily due to the impact of non-taxable investment income, partially offset by the inability to utilize tax benefits on certain foreign capital losses.

Income from discontinued operations declined $171 million, or 36%, to $300 million for the year ended December 31, 2003 from $471 million in the comparable prior year period. The decrease is primarily due to lower recognized net investment gains from real estate properties sold in 2003 as compared to the prior year. The income from discontinued operations is comprised of net investment income and net investment gains related to properties that the Company began marketing for sale on or after January 1, 2002. For the years ended December 31, 2003 and 2002, the Company recognized $421 million and $582 million of net investment gains, respectively, from discontinued operations related to real estate properties sold or held-for-sale.

The Company changed its method of accounting for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on October 1, 2003, and recorded the impact as a cumulative effect of a change in accounting principle.

Institutional

The following table presents consolidated financial information for the Institutional segment for the years indicated:

	Year Ended December 31,		
	2003	2002	% Change
	(Dollars in millions)		
Revenues			
Premiums	$ 9,093	$ 8,245	10%
Universal life and investment-type product policy fees	635	624	2%
Net investment income	4,038	3,918	3%
Other revenues	592	609	(3)%
Net investment gains (losses) (net of amounts allocable from other accounts of ($89) and $6, respectively)	(204)	(494)	59%
Total revenues	14,154	12,902	10%
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of ($89) and $6, respectively)	9,932	9,339	6%
Interest credited to policyholder account balances	915	932	(2)%
Policyholder dividends	198	115	72%
Other expenses	1,784	1,531	17%
Total expenses	12,829	11,917	8%
Income from continuing operations before provision for income taxes	1,325	985	35%
Provision for income taxes	480	347	38%
Income from continuing operations	845	638	32%
Income from discontinued operations, net of income taxes	30	121	(75)%
Income before cumulative effect of change in accounting	875	759	15%
Cumulative effect of change in accounting, net of income taxes	(26)	—	
Net income	$ 849	$ 759	12%

Year ended December 31, 2003 compared with the year ended December 31, 2002—Institutional

The Company's Institutional segment offers a broad range of group insurance and retirement and savings products and services to corporations and other institutions. Group insurance products are offered as either an employer-paid benefit, or as a voluntary benefit with premiums paid by the employee. Retirement and savings products and services include an array of annuity and investment products, as well as bundled administrative and investment services sold to sponsors of small- and mid-sized 401(k) and other defined contribution plans.

Income from continuing operations increased by $207 million, or 32%, to $845 million for the year ended December 31, 2003 from $638 million for the comparable 2002 period. Revenue growth combined with favorable underwriting results and interest margins contributed to the year over year increase. Lower net investment losses in 2003 versus 2002 contributed $185 million after-tax to the year over year increase. Favorable underwriting experience was partially offset by an increase in expenses associated with office closures and other consolidations, as well as an increase in pension and postretirement benefit costs. In addition, the prior year period includes a $20 million after-tax benefit from the release of a previously established liability for the Company's 2001 business realignment initiatives and a $17 million after-tax benefit from the release of a previously established liability for disability insurance-related losses from the September 11, 2001 tragedies.

Total revenues, excluding net investment gains and losses, increased by $962 million, or 7%, to $14,358 million for the year ended December 31, 2003 from $13,396 million for the comparable 2002 period. The increase is attributable to both the group insurance and the retirement and savings product lines. Within group insurance, life insurance premiums and fees increased by $238 million, or 5%, which is in line with management's expectations. This increase is attributable primarily to higher sales and favorable persistency. The late 2003 acquisition of the John Hancock block of group life business contributed $72 million to this increase. In addition, the long-term care, dental, and disability products experienced continued growth at a combined rate of approximately 14%, which is in line with management's expectations. Retirement and savings revenues increased approximately 12% primarily due to higher sales in the structured settlement products partially offset by the impact of a sale of a significant, single premium contract in the second quarter of 2002. Premiums and fees from retirement and saving products are significantly influenced by large transactions and, as a result, can fluctuate from period to period. These increases were partially offset by a decrease in revenues primarily due to a decline in retirement and savings administrative fees from the Company's 401(k) business. This decline resulted from the exit from the large market 401(k) business in late 2001. Consequently, revenue decreased as business was transferred to other carriers throughout 2002.

Total expenses increased by $912 million, or 8%, to $12,829 million for the year ended December 31, 2003 from $11,917 million for the comparable 2002 period. Policyholder-related expenses increased $659 million primarily as a function of the growth in business. The increase in expenses is offset by favorable underwriting results in the term life insurance, dental, long-term care, and retirement and savings products. The term life mortality incurred loss ratio, which represents actual life claims as a percentage of assumed claims incurred used in the determination of future policy benefits, was 92% for 2003 as compared to 93.6% in 2002. Underwriting results declined in disability as the morbidity incurred loss ratio, which represents actual disability claims as a percentage of assumed claims incurred used in the determination of future policy benefits, increased to 98.5% in 2003 from 97.9% in the prior year. The 2003 ratio was within management's expected range. In addition, the 2002 period includes a $28 million release of a previously established liability for disability insurance-related losses from the September 11, 2001 tragedies. Other expenses increased by $253 million over the prior year period. Group insurance and retirement and savings expenses increased $115 million primarily due to an increase in non-deferrable expenses associated with the aforementioned revenue growth, $77 million from an increase in pension and postretirement benefit expense, and a $33 million increase in expenses associated with office closures and other consolidations. In addition, the prior year period includes a $30 million release of a previously established liability for the Company's 2001 business realignment initiatives.

Individual

The following table presents consolidated financial information for the Individual segment for the years indicated:

	Year Ended December 31,		
	2003	2002	% Change
	(Dollars in millions)		
Revenues			
Premiums	$ 4,344	$ 4,507	(4)%
Universal life and investment-type product policy fees	1,589	1,379	15%
Net investment income	6,201	6,244	(1)%
Other revenues	407	418	(3)%
Net investment gains (losses) (net of amounts allocable from other accounts of ($177) and ($147), respectively)	(130)	(144)	(10)%
Total revenues	12,411	12,404	0%
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of ($144) and ($157), respectively)	5,183	5,220	(1)%
Interest credited to policyholder account balances	1,793	1,793	0%
Policyholder dividends	1,700	1,770	(4)%
Other expenses (excludes amounts directly related to net investment gains (losses) of ($33) and $10, respectively)	2,880	2,629	10%
Total expenses	11,556	11,412	1%
Income from continuing operations before provision for income taxes	855	992	(14)%
Provision for income taxes	284	365	(22)%
Income from continuing operations	571	627	(9)%
Income from discontinued operations, net of income taxes	30	199	(85)%
Net income	$ 601	$ 826	(27)%

Year ended December 31, 2003 compared with the year ended December 31, 2002—Individual

MetLife's Individual segment offers a wide variety of protection and asset accumulation products aimed at serving the financial needs of its customers throughout their entire life cycle. Products offered by Individual include insurance products, such as traditional, universal and variable life insurance and variable and fixed annuities. In addition, Individual sales representatives distribute disability insurance and long-term care insurance products offered through the Institutional segment, investment products, such as mutual funds, as well as other products offered by the Company's other businesses.

Income from continuing operations decreased by $56 million, or 9%, to $571 million for the year ended December 31, 2003 from $627 million for the comparable 2002 period. The decrease year over year is primarily driven by an increase in expenses of $144 million, or 1%, which is largely attributable to an increase in expenses associated with office closures and other consolidations, pension and postretirement benefit costs, an increase in legal-related costs and an adjustment related to certain improperly deferred expenses at New England Financial. Although revenues are essentially flat year over year, policy fees from variable life and annuity and investment-type products grew 15% year over year. In addition, there is a slight increase in premiums related to other traditional life products. These increases are offset by a 5% decline in premiums from the Company's closed block business, which consists of participating policies issued prior to the Company's demutualization. Premiums on the closed block represent approximately 80% of this segment's premiums for the year ended December 31, 2003.

Total revenues, excluding net investment gains and losses, decreased by $7 million, or less than 1%, to $12,541 million for the year ended December 31, 2003 from $12,548 million for the comparable 2002 period. Policy fees from variable life and annuity and investment-type products grew by 15% over the prior year period. This growth is primarily a result of an 18% increase in the average separate account balances, which is largely attributable to improvements in the U.S. financial markets. Additionally, this increase is associated with the aging of the in-force policies, as well as an increase in the sales of the enterprise variable annuity product through non-traditional distribution channels. Policy fees from variable life and annuity and investment-type products are typically calculated as a percentage of average assets. The value of these assets can fluctuate depending on equity market performance. This increase in policy fee income was almost entirely offset by declines in premiums and net investment income. Premiums associated with the Company's closed block of business declined by $186 million, or 5%, which is in line with management's expectations, as this business continues to run-off. Partially offsetting this decline is a slight increase in the other traditional life products. The decline in net investment income is mainly due to the change in capital allocation methodology and lower investment yields year over year.

Total expenses increased by $144 million, or 1%, to $11,556 million for the year ended December 31, 2003 from $11,412 million for the comparable 2002 period. Other expenses increased by $251 million over the prior year period primarily as a result of expenses associated with certain efficiency initiatives and events. The most significant items include an increase of $67 million from pension and postretirement benefit expense, a $48 million expense recorded in the second quarter of 2003 for an adjustment related to certain improperly deferred expenses at New England Financial, $42 million in expenses associated with office closures and other consolidations, $42 million increase in legal-related costs, and other expenses associated with strategic initiatives at New England Financial. Offsetting these expense increases are a decline in policyholder benefits consistent with the aforementioned decline in the closed block and a decrease in dividends due to the reduction of the dividend scale in the fourth quarter of 2002, reflecting the impact of the low U.S. interest rate environment on the asset portfolios supporting these policies.

Auto & Home

The following table presents consolidated financial information for the Auto & Home segment for the years indicated:

	Year Ended December 31,		
	2003	2002	% Change
	(Dollars in millions)		
Revenues			
Premiums	$2,908	$2,828	3%
Net investment income	158	177	(11)%
Other revenues	32	26	23%
Net investment gains (losses)	(15)	(46)	(67)%
Total revenues	3,083	2,985	3%
Expenses			
Policyholder benefits and claims	2,139	2,019	6%
Policyholder dividends	1	—	0%
Other expenses	756	793	(5)%
Total expenses	2,896	2,812	3%
Income before provision for income taxes	187	173	8%
Provision for income taxes	30	41	(27)%
Net income	$ 157	$ 132	19%

Year ended December 31, 2003 compared with the year ended December 31, 2002—Auto & Home

Auto & Home, operating through Metropolitan Property and Casualty Insurance Company and its subsidiaries, offers personal lines property and casualty insurance directly to employees through employer-sponsored programs, as well as through a variety of retail distribution channels. Auto & Home primarily sells auto and homeowners insurance.

Net income increased by $25 million, or 19%, to $157 million for the year ended December 31, 2003 from $132 million for the comparable 2002 period. The increase in earnings year over year is mainly due to premium growth, lower investment losses and a reduction in expenses, partially offset by adverse claims development.

Total revenues, excluding net investment gains and losses, increased by $67 million, or 2%, to $3,098 million for the year ended December 31, 2003 from $3,031 million for the comparable 2002 period. This variance is mainly due to increases in the average earned premium due to rate increases, partially offset by lower investment income primarily resulting from the change in capital allocation methodology.

Total expenses increased by $84 million, or 3%, to $2,896 million for the year ended December 31, 2003 from $2,812 million for the comparable 2002 period. Adverse claims development related to prior accident years, resulting mostly from bodily injury and uninsured motorists claims, accounted for $46 million of the increase in policyholder benefits. Also contributing to this increase are higher catastrophe losses of $22 million. Partially offsetting these increases are improved non-catastrophe homeowners claims frequencies, a reduction in the number of auto and homeowners policies in-force, and underwriting and agency management actions. In addition, there was a $23 million reduction in expenses resulting from the completion of the St. Paul integration and a $35 million reduction in the cost associated with the New York assigned risk plan. The combined ratio, excluding catastrophes, which represents losses and total expenses including claims as a percentage of premiums, declined to 97.1% for the year ended December 31, 2003 versus 97.4% for the comparable 2002 period.

International

The following table presents consolidated financial information for the International segment for the years indicated:

	2003	2002	% Change
	Year Ended December 31, (Dollars in millions)		
Revenues			
Premiums	$1,678	$1,511	11 %
Universal life and investment-type product policy fees	272	144	89 %
Net investment income	502	461	9 %
Other revenues	80	14	471 %
Net investment gains (losses) (net of amounts allocable from other accounts of $3 and $0, respectively)	4	(9)	144 %
Total revenues	2,536	2,121	20 %
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of $3 and $0, respectively)	1,454	1,388	5 %
Interest credited to policyholder account balances	143	79	81 %
Policyholder dividends	55	35	57 %
Other expenses	659	507	30 %
Total expenses	2,311	2,009	15 %
Income from continuing operations before provision for income taxes	225	112	101 %
Provision for income taxes	17	28	(39)%
Net income	$ 208	$ 84	148 %

Year ended December 31, 2003 compared with the year ended December 31, 2002—International

International provides life insurance, accident and health insurance, annuities and savings and retirement products to both individuals and groups, and auto and homeowners coverage to individuals. The Company focuses on emerging markets in the Latin America and Asia/Pacific regions.

Net income increased by $124 million, or 148%, to $208 million for the year ended December 31, 2003 from $84 million for the comparable 2002 period. The acquisition of Hidalgo accounted for $48 million of this increase. Also contributing to the increase in earnings during 2003 is a $62 million after-tax benefit from the merger of the Mexican operations and a reduction in policyholder liabilities resulting from a change in reserve methodology, a $12 million tax benefit in Chile and an $8 million after-tax benefit related to reinsurance treaties. These increases are partially offset by a $19 million after-tax charge in Taiwan related to an increased loss recognition reserve due to low interest rates relative to product guarantees.

Total revenues, excluding net investment gains and losses, increased by $402 million, or 19%, to $2,532 million for the year ended December 31, 2003 from $2,130 million for the comparable 2002 period. This increase is primarily due to the acquisition of Hidalgo, which accounted for $469 million of the variance, partially offset by decreases in Canada of $106 million attributable to a non-recurring sale of an annuity contract and $28 million relating to the restructuring of a pension contract from an investment-type product to a long-term annuity, both of which occurred in 2002. In addition, South Korea's, Chile's and Taiwan's revenues increased by $102 million, $60 million and $36 million, respectively, primarily due to business growth. These increases are partially offset by a $161 million decrease in Mexico, excluding Hidalgo. Anticipated actions taken by the Mexican government adversely impacted the insurance and annuities market and resulted in a decline in premiums in Mexico's group and individual life businesses. In addition, the cancellation of a large broker-sponsored case at the end of 2002 and the weakening of the peso also contributed to the 2003 decline in Mexico.

Total expenses increased by $302 million, or 15%, to $2,311 million for the year ended December 31, 2003 from $2,009 million for the comparable 2002 period. The acquisition of Hidalgo contributed $394 million to this increase. Partially offsetting this is a decrease of $106 million for the aforementioned non-recurring sale of an annuity contract and a decrease of $28 million for the restructuring of a pension contract, both of which occurred in 2002. In addition, South Korea's, Chile's and Taiwan's expenses increased by $95 million, $65 million and $64 million, respectively, commensurate with the revenue increases in each country. Additionally, Taiwan's expenses include a $30 million pre-tax charge due to an increased loss recognition reserve as a result of low interest rates relative to product guarantees. These increases are partially offset by a $251 million decrease in Mexico, other than Hidalgo, primarily as a result of the impact on expenses from the aforementioned revenue decline in Mexico and a reduction in policyholder liabilities related to a change in reserve methodology.

Reinsurance

The following table presents consolidated financial information for the Reinsurance segment for the years indicated:

	Year Ended December 31,		
	2003	2002	% Change
	(Dollars in millions)		
Revenues			
Premiums	$2,668	$2,005	33 %
Net investment income	473	421	12 %
Other revenues	49	43	14 %
Net investment gains (losses)	31	2	1,450 %
Total revenues	3,221	2,471	30 %
Expenses			
Policyholder benefits and claims	2,136	1,554	37 %
Interest credited to policyholder account balances	184	146	26 %
Policyholder dividends	21	22	(5)%
Other expenses	740	622	19 %
Total expenses	3,081	2,344	31 %
Income before provision for income taxes	140	127	10 %
Provision for income taxes	48	43	12 %
Net income	$ 92	$ 84	10 %

Year ended December 31, 2003 compared with the year ended December 31, 2002—Reinsurance

MetLife's Reinsurance segment is comprised of the life reinsurance business of Reinsurance Group of America, Incorporated ("RGA"), a publicly traded company, and MetLife's ancillary life reinsurance business. RGA has operations in North America and has subsidiary companies, branch offices, or representative offices in Australia, Barbados, Hong Kong, India, Ireland, Japan, Mexico, South Africa, South Korea, Spain, Taiwan and the United Kingdom.

Net income increased by $8 million, or 10%, to $92 million for the year ended December 31, 2003 from $84 million for the comparable 2002 period. The increase in earnings year over year is primarily attributable to new business growth, additional renewal premiums, as well as a large coinsurance agreement with Allianz Life Insurance Company of North America ("Allianz Life") under which RGA assumed 100% of Allianz Life's U.S. traditional life reinsurance business.

Total revenues, excluding net investment gains and losses, increased by $721 million, or 29%, to $3,190 million for the year ended December 31, 2003 from $2,469 million for the comparable 2002 period. This increase is primarily due to new premiums from facultative and automatic treaties and renewal premiums on existing blocks of business, particularly in the U.S. and United Kingdom reinsurance operations. In addition, there was a $252 million increase in revenues due to the transaction with Allianz Life in late 2003.

Total expenses increased by $737 million, or 31%, to $3,081 million for the year ended December 31, 2003 from $2,344 million for the comparable 2002 period. This increase is consistent with the growth in revenues and is primarily attributable to policyholder benefits and claims and allowances paid on assumed reinsurance, particularly on certain higher commission business in the United Kingdom. The aforementioned transaction with Allianz Life contributed $242 million to this increase.

Asset Management

The following table presents consolidated financial information for the Asset Management segment for the years indicated:

	Year Ended December 31,		
	2003	2002	% Change
	(Dollars in millions)		
Revenues			
Net investment income	$ 66	$ 59	12 %
Other revenues	143	166	(14)%
Net investment gains (losses)	9	(4)	325 %
Total revenues	218	221	(1)%
Other Expenses	182	211	(14)%
Income before provision for income taxes	36	10	260 %
Provision for income taxes	14	4	250 %
Net income	$ 22	$ 6	267 %

Year ended December 31, 2003 compared with the year ended December 31, 2002—Asset Management

Asset Management, through SSRM Holdings, Inc. ("State Street Research"), provides a broad variety of asset management products and services to MetLife, third-party institutions and individuals. State Street Research offers investment management services in all major investment disciplines through multiple channels of distribution in both the retail and institutional marketplaces.

Net income increased by $16 million, or 267%, to $22 million for the year ended December 31, 2003 from $6 million for the comparable 2002 period. The increase year over year is mainly due to expense reductions and an increase in net investment gains in 2003. These improvements were partially offset by lower revenues earned as a result of a reduction in average assets under management.

Total revenues, excluding net investment gains and losses, decreased by $16 million, or 7%, to $209 million for the year ended December 31, 2003 from $225 million for the comparable 2002 period. This decrease is primarily attributable to a decline in revenues earned on lower average assets under management, despite an increase in ending assets under management of 7% to $47.5 billion for the year ended December 31, 2003 from $44.6 billion for the comparable 2002 period. In addition, performance fees of $10 million earned during 2003 on certain investment products, were lower than the $14 million earned during the comparable 2002 period.

Other expenses decreased by $29 million, or 14%, to $182 million for the year ended December 31, 2003 from $211 million for the comparable 2002 period. Compensation-related expenses declined $17 million primarily as a result of staff reductions undertaken in the third and fourth quarters of 2002. Additionally, variable expenses declined $6 million largely as a result of lower average assets under management. General and administrative expenses declined $6 million due to lower spending.

Corporate & Other

Year ended December 31, 2003 compared with the year ended December 31, 2002—Corporate & Other

Corporate & Other contains the excess capital not allocated to the business segments, as well as expenses associated with the resolution of proceedings alleging race-conscious underwriting practices, sales practices and asbestos related claims, and interest expense related to the majority of the Company's outstanding debt.

Income and loss from continuing operations increased by $485 million, or 111%, to $48 million for the year ended December 31, 2003 from a loss of $437 million for the comparable 2002 period. The 2003 period includes a $92 million after-tax benefit from a reduction of a previously established liability related to the Company's race conscious underwriting settlement and a $36 million benefit from a revision of the estimate of income tax for 2002. The 2002 period includes a $169 million after-tax charge to cover costs associated with asbestos-related claims, a $48 million after-tax charge to cover costs associated with the resolution of a federal government investigation of General American Life Insurance Company's ("General American") former Medicare business, and a $30 million after-tax reduction of a previously established liability related to the Company's sales practice class action settlement in 1999. Excluding the impact of these items, the increase in earnings year over-year is mainly due to higher investment income.

Total revenues, excluding net investment gains and losses, increased by $201 million, or 1,117%, to $219 million for the year ended December 31, 2003 from $18 million for the comparable 2002 period. This variance is mainly due to higher investment income resulting from the change in capital allocation methodology, as well as increases in income from corporate joint ventures, equity-linked notes and securities lending.

Total expenses decreased by $421 million, or 58%, to $304 million for the year ended December 31, 2003 from $725 million for the comparable 2002 period. The 2003 period includes a $144 million reduction of a previously established liability related to the Company's race-conscious underwriting settlement. The 2002 period includes a $266 million charge to increase the Company's asbestos-related liability and expenses to cover costs associated with the resolution of federal government investigations of General American's former Medicare business.

Year ended December 31, 2002 compared with the year ended December 31, 2001—The Company

The following table presents consolidated financial information for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Premiums	$19,077	$17,212	11%
Universal life and investment-type product policy fees	2,147	1,889	14%
Net investment income	11,261	11,187	1%
Other revenues	1,332	1,507	(12)%
Net investment gains (losses) (net of amounts allocable to other accounts of ($145) and ($134), respectively)	(751)	(579)	30%
Total revenues	33,066	31,216	6%
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of ($150) and ($159), respectively)	19,523	18,454	6%
Interest credited to policyholder account balances	2,950	3,084	(4)%
Policyholder dividends	1,942	2,086	(7)%
Other expenses (excludes amounts directly related to net investment gains (losses) of $5 and $25, respectively)	7,015	7,022	(0)%
Total expenses	31,430	30,646	3%
Income from continuing operations before provision for income taxes	1,636	570	187%
Provision for income taxes	502	204	146%
Income from continuing operations	1,134	366	210%
Income from discontinued operations, net of income taxes	471	107	340%
Net income	$ 1,605	$ 473	239%

Premiums increased by $1,865 million, or 11%, to $19,077 million for the year ended December 31, 2002 from $17,212 million for the comparable 2001 period. This variance is primarily attributable to increases in the Institutional, International and Reinsurance segments. A $957 million increase in Institutional is largely due to sales growth in its group life, dental, disability and long-term care businesses, a sale of a significant retirement and savings contract in the second quarter of 2002, as well as new sales throughout 2002 in this segment's structured settlements and traditional annuity products. The June 2002 acquisition of Hidalgo, the 2001 acquisitions in Chile and Brazil and the sale of an annuity contract in the first quarter of 2002 to a Canadian trust company are the primary drivers of a $665 million increase in International. A portion of the increase in International is also attributable to business growth in South Korea, Mexico (excluding Hidalgo) and Taiwan. In addition, an increase in Canada due to the restructuring of a pension contract from an investment-type product to a long-term annuity contributed to this variance. New premiums from facultative and automatic treaties, and renewal premiums on existing blocks of business contributed to a $243 million increase in the Reinsurance segment.

Universal life and investment-type product policy fees increased by $258 million, or 14%, to $2,147 million for the year ended December 31, 2002 from $1,889 million for the comparable 2001 period. This variance is primarily attributable to the Individual, International and Institutional segments. A $119 million favorable variance in Individual is due to an increase in policy fees from insurance products, primarily due to higher revenue from insurance fees, which increase as the average separate account asset base supporting the underlying minimum death benefits declines. The average separate account asset base has declined in 2002 in response to poor equity market performance. These increases are partially offset by lower policy fees from annuity and investment-type products generally resulting from poor equity market performance despite growth in annuity deposits. A $106 million increase in International is largely due to the acquisition of Hidalgo and the acquisitions in Chile, partially offset by the cessation of product lines offered through a joint venture with Banco Santander Central Hispano, S.A., ("Banco Santander") in 2001. A $32 million increase in Institutional is principally due to a fee related to the renegotiation of a portion of a bank-owned life insurance contract, as well as growth in existing business in the group universal life product.

Net investment income increased by $74 million, or 1%, to $11,261 million for the year ended December 31, 2002 from $11,187 million for the comparable 2001 period. This variance is primarily attributable to increases of (i) $58 million, or 1%, in income from fixed maturities, (ii) $62 million, or 15%, in income from real estate and real estate joint ventures held-for-investment, net of investment expenses and depreciation, (iii) $35 million, or 2%, in income on mortgage loans on real estate, (iv) $7 million, or 1%, in interest income on policy loans, and (v) lower investment expenses of $9 million, or 4%. These variances are partially offset by decreases of (i) $47 million, or 17%, in income on cash, cash equivalents and short-term investments, (ii) $39 million, or 17%, in income on other invested assets, and (iii) $11 million, or 10%, in income from equity securities and other limited partnership interests.

The increase in income from fixed maturities to $8,076 million in 2002 from $8,018 million in 2001 is largely due to a higher asset base, primarily resulting from increased cash flows from sales of insurance and the acquisitions in Mexico and Chile. In addition, securities lending income was higher due to increased activity and a more favorable cost of funds. The increases in income from fixed maturities are partially offset by decreases resulting from lower reinvestment rates and a decline in bond prepayment fees. The increase in income from real estate and real estate joint ventures held-for-investment to $477 million in 2002 from $415 million in 2001 is primarily due to the transfer of the Company's One Madison Avenue, New York property from a company use property to an investment property in 2002. The increase in income on mortgage loans on real estate to $1,883 million in 2002 from $1,848 million in 2001 is due primarily to a higher asset base from new loan production, partially offset by lower mortgage rates. The increase in interest income from policy loans to $543 million in 2002 from $536 million in 2001 is largely due to increased loans outstanding. The decrease in income from cash, cash equivalents and short-term investments to $232 million in 2002 from $279 million in 2001 is due to declining interest rates coupled with a decrease in the asset base. The decrease in net investment income from other invested assets to $186 million in 2002 from $225 million in 2001 is largely due to lower derivative income, partially offset by an increase in reinsurance contracts' funds withheld at interest. The decline in income from equity securities and other limited partnership interests to $99 million in 2002 from $110 million in 2001 primarily resulted from lower dividend income from equity securities, partially offset by higher limited corporate partnership distributions.

The increase in net investment income is attributable to increases in the International, Individual and Reinsurance segments, partially offset by decreases in Corporate & Other, and the Institutional and Auto & Home segments. A $194 million increase in International is due to a higher asset base resulting from the acquisitions in Mexico and Chile. Individual increased by $79 million primarily due to higher income from securities lending and limited corporate partnership distributions, partially offset by lower bond prepayment fee income. The Reinsurance segment increased $31 million largely resulting from an increase in reinsurance contracts' funds withheld at interest. The decrease in Corporate & Other of $146 million is due to a lower asset base, resulting from funding International's acquisitions in Mexico and Chile, as well as the Company's common stock repurchases, partially offset by higher income from securities lending. Institutional decreased $49 million predominantly as a result of decreased limited partnership, equity-linked note and bond prepayment fee income. Auto & Home decreased $23 million primarily due to lower reinvestment rates.

Other revenues decreased by $175 million, or 12%, to $1,332 million for the year ended December 31, 2002 from $1,507 million for the comparable 2001 period. This variance is primarily attributable to decreases in the Individual, Institutional, Asset Management segments and Corporate & Other. Individual decreased by $77 million resulting from lower commission and fee income associated with decreased volume in the broker/dealer and other subsidiaries as a result of the depressed equity markets. A $40 million decrease in Institutional is primarily due to a $73 million reduction in administrative fees as a result of the Company's exit from the large market 401(k) business in late 2001, as well as lower fees earned on investments in separate accounts resulting generally from poor equity market performance. This reduction is partially offset by a $33 million increase in group insurance due to growth in the administrative service businesses and a settlement received in 2002 related to the Company's former medical business. A $32 million decrease in Asset Management is primarily due to the sale of Conning in July 2001. In addition, Corporate & Other decreased by $29 million principally due to the remeasurement of the Company's reinsurance recoverable associated with the sales practices reinsurance treaty in 2001, as well as an increase in the elimination of intersegment activity. This was partially offset from a gain on the sale of a company-occupied building, and income earned on corporate-owned life insurance ("COLI") purchased during 2002.

The Company's investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of DAC, to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Net investment gains and losses increased by $172 million, or 30%, to $751 million for the year ended December 31, 2002 from $579 million for the comparable 2001 period. This increase reflects total investment gains (losses), before offsets, of $896 million (including gross gains of $1,836 million, gross losses of $1,091 million, writedowns of $1,501 million, and a net loss from derivatives of $140 million which includes scheduled periodic settlement payments on derivatives that do not qualify for hedge accounting of $32 million), an increase of $183 million, or 26%, from $713 million in 2001. Offsets include the amortization of DAC of ($5) million and ($25) million in 2002 and 2001, respectively, and changes in the policyholder dividend obligation of $157 million and $159 million in 2002 and 2001, respectively, and adjustments to participating contracts of ($7) million in 2002. Refer to "—Investments" beginning on page 28 for a discussion of the Company's investment portfolio.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its performance. The Company's presentation of investment gains and losses, net of policyholder amounts, may be different from the presentation used by other insurance companies and, therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Policyholder benefits and claims increased by $1,069 million, or 6%, to $19,523 million for the year ended December 31, 2002 from $18,454 million for the comparable 2001 period. This variance is attributable to increases in the International, Institutional and Reinsurance segments, partially offset by a decrease in the Auto & Home segment. A $699 million increase in International is primarily due to the acquisition of Hidalgo, the acquisitions in Chile and Brazil, the aforementioned sale of an annuity contract, the restructuring of a Canadian pension contract and business growth in South Korea, Mexico (excluding Hidalgo) and Taiwan. An increase in Institutional of $415 million is commensurate with the growth in premiums as discussed above, largely offset by the establishment of a liability in 2001 related to the September 11, 2001 tragedies and the 2001 fourth quarter business realignment initiatives. An increase in Reinsurance of $70 million is commensurate with the growth in premiums discussed above. These increases were partially offset by a decrease of $102 million in the Auto & Home segment. The variance in Auto & Home is largely due to improved claim frequency resulting from milder winter weather, lower catastrophe levels and fewer personal umbrella claims, partially offset by an increase in current year bodily injury and no-fault severities and costs associated with the processing of the New York assigned risk business.

Interest credited to policyholder account balances decreased by $134 million, or 4%, to $2,950 million for the year ended December 31, 2002 from $3,084 million for the comparable 2001 period. This variance is attributable to decreases in the Individual and Institutional segments, partially offset by increases in the International and Reinsurance segments. A $105 million decrease in Individual is primarily due to the establishment in 2001 of a policyholder liability with respect to certain group annuity contracts at New England Financial. Excluding this policyholder liability, interest credited expense increased slightly in response to an increase in policyholder account balances, which is primarily attributable to sales growth despite declines in interest crediting rates. An $81 million decrease in Institutional is primarily due to a decline in average crediting rates resulting from the current interest rate environment. These variances are partially offset by a net increase of $28 million in International. This increase is principally due to the acquisition of Hidalgo, partially offset by a reduction in the number of investment-type policies in-force in Argentina. In addition, a $24 million increase in Reinsurance is primarily due to several new annuity reinsurance agreements executed during 2002.

Policyholder dividends decreased by $144 million, or 7%, to $1,942 million for the year ended December 31, 2002 from $2,086 million for the comparable 2001 period. This variance is attributable to a decrease in the Institutional segment resulting from unfavorable mortality experience of several large group clients. Institutional policyholder dividends vary from period to period based on participating contract experience, which is recorded in policyholder benefits and claims.

Other expenses decreased by $7 million, or less than 1%, to $7,015 million for the year ended December 31, 2002 from $7,022 million for the comparable 2001 period. Excluding the capitalization and amortization of DAC, which are discussed below, other expenses increased by $68 million, or 1%, to $7,716 million in 2002 from $7,648 million in 2001. Excluding the capitalization and amortization of DAC and the change in accounting as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* ("SFAS 142"), which eliminates the amortization of goodwill and certain other intangibles, other expenses increased by $115 million. This variance is primarily attributable to increases in the Reinsurance and International segments, as well as in Corporate & Other, partially offset by decreases in the Institutional, Individual and Asset Management segments. A $209 million increase in Reinsurance is primarily attributable to increases in allowances paid, primarily driven by high-allowance business in the United Kingdom along with strong growth in the U.S. and Asia/Pacific regions. An increase of $166 million in International expenses is primarily due to the acquisition of Hidalgo, the acquisitions in Chile and Brazil, as well as business growth in South Korea, Mexico (excluding Hidalgo), and Hong Kong. An increase in Corporate & Other of $65 million is primarily due to increases in legal and interest expenses. The 2002 period includes a $266 million charge to increase the Company's asbestos-related liability, expenses to cover costs associated with the resolution of federal government investigations of General American's former Medicare business and a reduction of a previously established liability related to the Company's sales practices class action settlement. The 2001 period includes a $250 million charge recorded in the fourth quarter of 2001 to cover costs associated with the resolution of class action lawsuits and a regulatory inquiry pending against Metropolitan Life involving alleged race-conscious insurance underwriting practices prior to 1973. The increase in interest expenses is primarily due to increases in long-term debt resulting from the issuance of $1.25 billion and $1 billion of senior debt in November 2001 and December 2002, respectively, partially offset by a decrease in commercial paper in 2002. In addition, a decrease in the elimination of intersegment activity contributed to the variance. A decrease of $181 million in Institutional is due to higher expenses resulting from the business realignment initiatives accrual in the fourth quarter 2001 (primarily the Company's exit from the large market 401(k) business), $30 million of which was released into income in the fourth quarter of 2002. This decrease is partially offset by an increase in 2002 operational expenses for dental and disability and group insurance's non-deferrable expenses commensurate with the aforementioned premium growth, as well as higher pension and postretirement benefit expenses. A decrease of $105 million in Individual is due to continued expense management initiatives, including reduced compensation-related expenses, a decline in business realignment expenses that were incurred in 2001 and reductions in volume-related commission expenses in the broker/dealer and other subsidiaries. These declines are partially offset by higher pension and postretirement benefit expenses and an increase in expenses stemming from sales growth in new annuity and investment-type products. In addition, a decrease of $39 million in Asset Management is primarily due to the sale of Conning in July 2001.

DAC is principally amortized in proportion to gross margins and profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins and profits originating from transactions other than investment gains and losses.

Capitalization of DAC increased by $301 million, or 15%, to $2,340 million for the year ended December 31, 2002 from $2,039 million for the comparable 2001 period. This variance is primarily due to increases in the Reinsurance, Individual, International and Institutional segments. A $125 million increase in Reinsurance is commensurate with the increase in allowances paid. A $111 million increase in Individual is due to higher sales of annuity and investment-type products, resulting in higher commissions and other deferrable expenses. A $51 million increase in International is primarily due to the 2002 acquisition of Hidalgo and overall business growth in South Korea, partially offset by a decrease in Argentina due to the reduction in business caused by the overall economic environment. A $22 million increase in Institutional is primarily due to growth in sales commissions and fees for disability products sold by Institutional. Total amortization of DAC increased by $206 million, or 14%, to $1,644 million in 2002 from $1,438 million in 2001. Amortization of DAC of $1,639 million and $1,413 million are allocated to other expenses in 2002 and 2001, respectively, while the remainder of the amortization in each period is allocated to investment gains and losses. The increase in amortization allocated to other expenses is attributable to increases in the Individual, International and Reinsurance segments. An increase of $111 million in Individual is due to the impact of the depressed equity markets and changes in the estimates of future gross profits. In 2002, estimates of future dividend scales, future maintenance expenses, future rider margins, and future reinsurance recoveries were revised. In 2001, estimates of future fixed account interest spreads, future gross margins and profits related to separate accounts and future mortality margins were revised. An increase in International of $64 million is primarily due to loss recognition in Argentina as a result of the economic environment, primarily the devaluation of its currency. The remaining increase was due to new business in South

Korea, Taiwan, and the June 2002 acquisition of Hidalgo. An increase in Reinsurance of $55 million is due to growth in the business, commensurate with the growth in premiums described above.

Income tax expense for the year ended December 31, 2002 was $502 million, or 31% of income from continuing operations before provision for income taxes, compared with $204 million, or 36%, for the comparable 2001 period. The 2002 effective tax rate differs from the federal corporate tax rate of 35% primarily due to the impact of non-taxable investment income. The 2001 effective tax rate differs from the federal corporate tax rate of 35%, due to an increase in prior year income taxes on capital gains.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), income related to the Company's real estate which was identified as held-for-sale on or after January 1, 2002 is presented as discontinued operations for the years ended December 31, 2002 and 2001. The income from discontinued operations is comprised of net investment income and net investment gains related to 47 properties that the Company began marketing for sale on or after January 1, 2002. For the year ended December 31, 2002, the Company recognized $582 million of net investment gains from discontinued operations due primarily to the sale of 36 properties.

Institutional

The following table presents consolidated financial information for the Institutional segment for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Premiums	$ 8,245	$7,288	13 %
Universal life and investment-type product policy fees	624	592	5 %
Net investment income	3,918	3,967	(1)%
Other revenues	609	649	(6)%
Net investment gains (losses) (net of amounts allocable from other accounts of $6 and ($105), respectively)	(494)	(16)	2,988 %
Total revenues	12,902	12,480	3 %
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of $6 and ($105), respectively)	9,339	8,924	5 %
Interest credited to policyholder account balances	932	1,013	(8)%
Policyholder dividends	115	259	(56)%
Other expenses	1,531	1,746	(12)%
Total expenses	11,917	11,942	(0)%
Income from continuing operations before provision for income taxes	985	538	83 %
Provision for income taxes	347	177	96 %
Income from continuing operations	638	361	77 %
Income from discontinued operations, net of income taxes	121	21	476 %
Net income	$ 759	$ 382	99 %

Year ended December 31, 2002 compared with the year ended December 31, 2001—Institutional

Premiums increased by $957 million, or 13%, to $8,245 million for the year ended December 31, 2002 from $7,288 million for the comparable 2001 period. Group insurance premiums increased by $496 million as a result of growth in this segment's group life, dental, disability and long-term care businesses. Retirement and savings premiums increased by $461 million primarily due to the sale of a significant contract in the second quarter of 2002, as well as new sales throughout 2002 from structured settlements and traditional annuity products. Retirement and savings premium levels are significantly influenced by large transactions and, as a result, can fluctuate from period to period.

Universal life and investment-type product policy fees increased by $32 million, or 5%, to $624 million for the year ended December 31, 2002 from $592 million for the comparable 2001 period. This increase is primarily attributable to a fee resulting from the renegotiation of a portion of a bank-owned life insurance contract, as well as growth in existing business in the group universal life product line.

Other revenues decreased by $40 million, or 6%, to $609 million for the year ended December 31, 2002 from $649 million for the comparable 2001 period. Retirement and savings other revenues decreased $73 million primarily due to a reduction in administrative fees as a result of the Company's exit from the large market 401(k) business in late 2001, and lower fees earned on investments in separate accounts resulting generally from poor equity market performance. This decrease is partially offset by a $33 million increase in group insurance due to growth in the administrative service businesses and a settlement received in 2002 related to the Company's former medical business.

Policyholder benefits and claims increased by $415 million, or 5%, to $9,339 million for the year ended December 31, 2002 from $8,924 million for the comparable 2001 period. This variance is attributable to increases of $238 million and $177 million in group insurance and retirement and savings, respectively. Excluding $291 million of 2001 claims related to the September 11, 2001 tragedies, group insurance policyholder benefits and claims increased by $529 million commensurate with the aforementioned premium growth in this segment's group life, dental, disability, and long-term care businesses. Excluding $215 million of 2001 policyholder benefits related to the fourth quarter 2001 business realignment initiatives, retirement and savings policyholder benefits increased $392 million, commensurate with the aforementioned premium growth.

Interest credited to policyholders decreased by $81 million, or 8%, to $932 million for the year ended December 31, 2002 from $1,013 million for the comparable 2001 period. Decreases of $42 million and $39 million in retirement and savings and group insurance, respectively, are primarily attributable to declines in the average crediting rates in 2002 as a result of the current low interest rate environment.

Policyholder dividends decreased by $144 million, or 56%, to $115 million for the year ended December 31, 2002 from $259 million for the comparable 2001 period. This decline is largely attributable to unfavorable mortality experience of several large group clients. Policyholder dividends vary from period to period based on participating contract experience, which are generally recorded in policyholder benefits and claims.

Other expenses decreased by $215 million, or 12%, to $1,531 million for the year ended December 31, 2002 from $1,746 million in the comparable 2001 period. Retirement and savings decreased by $293 million, primarily attributable to $184 million of accrued expenses related to business realignment initiatives recorded in the fourth quarter of 2001 (predominantly related to the Company's exit from the large market 401(k) business), $30 million of which was released into income in the fourth quarter of 2002. In addition, ongoing expenses for the defined contribution product have steadily decreased throughout 2002. The net reduction in retirement and savings is partially offset by an increase in pension and postretirement costs. Group insurance other expenses increased by $78 million. This increase is mainly attributable to growth in operational expenses for the dental and disability products, as well as group insurance's non-deferrable expenses, including a certain portion of premium taxes and commissions. These variances are commensurate with the aforementioned premium growth. In addition, an increase in pension and postretirement costs contributed to the variance.

Individual

The following table presents consolidated financial information for the Individual segment for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Premiums	$ 4,507	$ 4,563	(1)%
Universal life and investment-type product policy fees	1,379	1,260	9 %
Net investment income	6,244	6,165	1 %
Other revenues	418	495	(16)%
Net investment gains (losses) (net of amounts allocable from other accounts of ($147) and ($134), respectively)	(144)	853	(117)%
Total revenues	12,404	13,336	(7)%
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of ($157) and ($159), respectively)	5,220	5,233	(0)%
Interest credited to policyholder account balances	1,793	1,898	(6)%
Policyholder dividends	1,770	1,767	0 %
Other expenses (excludes amounts directly related to net investment gains (losses) of $10 and $25, respectively)	2,629	2,747	(4)%
Total expenses	11,412	11,645	(2)%
Income from continuing operations before provision for income taxes	992	1,691	(41)%
Provision for income taxes	365	632	(42)%
Income from continuing operations	627	1,059	(41)%
Income from discontinued operations, net of income taxes	199	36	453 %
Net income	$ 826	$ 1,095	(25)%

Year ended December 31, 2002 compared with the year ended December 31, 2001—Individual

Premiums decreased by $56 million, or 1%, to $4,507 million for the year ended December 31, 2002 from $4,563 million for the comparable 2001 period. Premiums from insurance products decreased by $94 million, primarily resulting from a third quarter 2002 amendment of a reinsurance agreement to increase the amount of insurance ceded from 50% to 100%. This amendment was effective January 1, 2002. The Company also believes the decline is the result of a continued shift in policyholders' preference from traditional policies to annuity and investment-type products. These decreases are partially offset by policyholders expanding their traditional life insurance coverage through the purchase of additional insurance with dividend proceeds in 2002. Premiums from annuity products increased by $38 million as a result of higher sales of fixed annuities and supplementary contracts with life contingencies.

Universal life and investment-type product policy fees increased by $119 million, or 9%, to $1,379 million for the year ended December 31, 2002 from $1,260 million for the comparable 2001 period. Policy fees from insurance products increased by $144 million primarily due to higher revenue from insurance fees, which increase as the average separate account asset base supporting the underlying minimum death benefit declines. The average separate account asset base has declined in response to poor equity market performance. Additionally, this variance reflects the acceleration of the recognition of unearned fees associated with future reinsurance recoveries. Policy fees from annuity and investment-type products decreased by $25 million primarily due to declines in the average separate account asset base resulting generally from poor equity market performance, partially offset by an increase in fees resulting from growth in annuity deposits. Policy fees from annuity and investment-type products are typically calculated as a percentage of average separate account assets. Such assets can fluctuate depending on equity market performance.

Other revenues decreased by $77 million, or 16%, to $418 million for the year ended December 31, 2002 from $495 million for the comparable 2001 period, largely due to lower commission and fee income associated with a volume decline in the broker/dealer and other subsidiaries which is principally due to the depressed equity markets.

The Company's investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of DAC, to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its performance. The Company's presentation of investment gains and losses, net of policyholder amounts, may be different from the presentation used by other insurance companies and, therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Policyholder benefits and claims decreased by $13 million, or less than 1%, to $5,220 million for the year ended December 31, 2002 from $5,233 million for the comparable 2001 period. Policyholder benefits and claims for insurance products decreased by $119 million, primarily due to the impact of the aforementioned reinsurance transaction and the establishment of liabilities for the September 11, 2001 tragedies in the previous year. Policyholder benefits and claims for annuity and investment-type products increased by $106 million primarily due to an increase in fixed and immediate annuity liabilities, resulting from business growth and an increase in the liability associated with guaranteed minimum death benefits on variable annuities.

Interest credited to policyholder account balances decreased by $105 million, or 6%, to $1,793 million for the year ended December 31, 2002 compared with $1,898 for the comparable 2001 period. This decrease was primarily due to the establishment of a $118 million policyholder liability with respect to certain group annuity contracts at New England Financial in 2001. Excluding this policyholder liability, interest credited increased slightly due to an increase in policyholder account balances which is primarily attributable to sales growth partially offset by declines in interest crediting rates.

Policyholder dividends increased by $3 million, or less than 1%, to $1,770 million for the year ended December 31, 2002 from $1,767 million for the comparable 2001 period due to the increase in the invested assets supporting the policies associated with this segment's large block of traditional life insurance business. This increase is partially offset by the approval by the Company's Board of Directors in the fourth quarter of 2002 of a reduction in the dividend scale to reflect the impact of the current low interest rate environment on the asset portfolios supporting these policies.

Other expenses decreased by $118 million, or 4%, to $2,629 million for the year ended December 31, 2002 million from $2,747 for the comparable 2001 period. Excluding the capitalization and amortization of DAC, which are discussed below, other expenses decreased by $118 million, or 4%, to $2,922 million in 2002 from $3,040 million in 2001. Other expenses related to insurance products decreased by $129 million, which is attributable to continued expense management, reductions in volume-related commission expenses in the broker/dealer and other subsidiaries and a reduction of $62 million related to business realignment expenses incurred in 2001. These decreases are partially offset by increased pension and postretirement benefit expenses over the comparable period. Other expenses related to annuity and investment-type products increased by $11 million. This increase is commensurate with the rise in sales of new annuity and investment-type products, as well as increased pension and postretirement benefit expenses. This increase is partially offset by the reduction of $37 million of business realignment expenses incurred in 2001.

DAC is principally amortized in proportion to gross margins or gross profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of DAC increased by $111 million, or 12%, to $1,037 million for the year ended December 31, 2002 from $926 million for the comparable 2001 period due to higher sales of annuity and investment-type products, resulting in higher commissions and other deferrable expenses. Total amortization of DAC increased by $100 million, or 15%, to $754 million in 2002 from $654 million in 2001. Amortization of DAC of $744 million and $633 million is allocated to other expenses in 2002 and 2001, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. Increases in amortization of DAC allocated to other expenses of $84 million and $27 million related to insurance products and annuity and investment-type products, respectively, are due to the impact of the depressed equity markets and changes in the estimates of future gross profits. In 2002, estimates of future dividend scales, future maintenance expenses, future rider margins, and future reinsurance recoveries were revised. In 2001, estimates of future fixed account interest spreads, future gross margins and profits related to separate accounts and future mortality margins were revised.

Auto & Home

The following table presents consolidated financial information for the Auto & Home segment for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Premiums	$2,828	$2,755	3%
Net investment income	177	200	(12)%
Other revenues	26	22	18%
Net investment gains (losses)	(46)	(17)	171%
Total revenues	2,985	2,960	1%
Expenses			
Policyholder benefits and claims	2,019	2,121	(5)%
Other expenses	793	800	(1)%
Total expenses	2,812	2,921	(4)%
Income before provision (benefit) for income taxes	173	39	344%
Provision (benefit) for income taxes	41	(2)	2,150%
Net income	$ 132	$ 41	222%

Year ended December 31, 2002 compared with the year ended December 31, 2001—Auto & Home

Premiums increased by $73 million, or 3%, to $2,828 million for the year ended December 31, 2002 from $2,755 million for the comparable 2001 period. Auto and property premiums increased by $66 million and $1 million, respectively, primarily due to increases in average premium earned per policy resulting from rate increases. The impact on premiums from rate increases was partially offset by an expected reduction in retention and a reduction in new business sales. Premiums from other personal lines increased by $6 million.

Other revenues increased by $4 million, or 18%, to $26 million for the year ended December 31, 2002 from $22 million for the comparable 2001 period. This increase was primarily due to income earned on a COLI policy purchased in the second quarter of 2002, as well as higher fees on installment payments. These increases were partially offset by an adjustment to a deferred gain related to the disposition of this segment's reinsurance business in 1990.

Policyholder benefits and claims decreased by $102 million, or 5%, to $2,019 million for the year ended December 31, 2002 from $2,121 million for the comparable 2001 period. Property policyholder benefits and claims decreased by $120 million due to improved claim frequency, underwriting and agency management actions, and a $41 million reduction in catastrophe losses. Property catastrophes represented 7.4% of the property loss ratio in 2002 compared to 13.5% in 2001. Other policyholder benefits and claims decreased by $10 million due to fewer personal umbrella claims. Fluctuations in these policyholder benefits and claims may not be commensurate with the change in premiums for a given period due to low premium volume and high liability limits. Auto policyholder benefits and claims increased by $28 million largely due to an increase in current year bodily injury and no-fault severities. Costs associated with the processing of the New York assigned risk business also contributed to this increase. These increases were partially offset by improved claim frequency resulting from milder winter weather, underwriting and agency management actions, as well as lower catastrophe losses.

Other expenses decreased by $7 million, or 1%, to $793 million for the year ended December 31, 2002 from $800 million for the comparable 2001 period. This decrease is primarily due to reduced employee head-count and reduced expenses associated with the consolidation of The St. Paul business acquired in 1999. These declines are partially offset by an increase in expenses related to the outsourced New York assigned risk business.

The effective income tax rates for the year ended December 31, 2002 and 2001 differ from the federal corporate tax rate of 35% due to the impact of non-taxable investment income.

International

The following table presents consolidated financial information for the International segment for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Premiums	$1,511	$ 846	79%
Universal life and investment-type product policy fees	144	38	279%
Net investment income	461	267	73%
Other revenues	14	16	(13)%
Net investment gains (losses)	(9)	(16)	(44)%
Total revenues	2,121	1,151	84%
Expenses			
Policyholder benefits and claims	1,388	689	101%
Interest credited to policyholder account balances	79	51	55%
Policyholder dividends	35	36	(3)%
Other expenses	507	329	54%
Total expenses	2,009	1,105	82%
Income from continuing operations before provision for income taxes	112	46	143%
Provision for income taxes	28	32	(13)%
Net income	$ 84	$ 14	500%

Year ended December 31, 2002 compared with the year ended December 31, 2001—International

Premiums increased by $665 million, or 79%, to $1,511 million for the year ended December 31, 2002 from $846 million for the comparable 2001 period. The June 2002 acquisition of Hidalgo and the 2001 acquisitions in Chile and Brazil increased premiums by $228 million, $102 million and $8 million, respectively. In addition, a portion of the increase in premiums is attributable to a $108 million increase due to the sale of an annuity contract in the first quarter of 2002 to a Canadian trust company. South Korea's premiums increased by $91 million primarily due to a larger professional sales force and improved agent productivity. Mexico's premiums (excluding Hidalgo), increased by $66 million, primarily due to increases in its group life, major medical and individual life businesses. Excluding the aforementioned sale of an annuity contract, Canada's premiums increased by $26 million due to the restructuring of a pension contract from an investment-type product to a long-term annuity. Taiwan's premiums increased by $13 million due primarily to continued growth in the individual life insurance business. Hong Kong's premiums increased $5 million primarily due to continued growth in the group life and traditional life businesses. These increases are partially offset by a decrease in Argentina's premiums of $9 million due to the reduction in business caused by the Argentine economic environment. The remainder of the variance is attributable to minor fluctuations in other countries.

Universal life and investment type-product policy fees increased by $106 million, or 279%, to $144 million for the year ended December 31, 2002 from $38 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile resulted in increases of $102 million and $5 million, respectively. These increases were partially offset by a $9 million decrease in Spain due to a reduction in fees caused by a decline in assets under management, as a result of the cessation of product lines offered through a joint venture with Banco Santander in 2001. The remainder of the variance is attributable to minor fluctuations in several countries.

Other revenues decreased by $2 million, or 13%, to $14 million for the year ended December 31, 2002 from $16 million for the comparable 2001 period. Canada's other revenues in 2001 included $1 million due primarily to the settlement of two legal cases in 2001. The remainder of the variance is attributable to minor fluctuations in several countries. The acquisition of Hidalgo and the acquisitions in Chile and Brazil had no material impact on this variance.

Policyholder benefits and claims increased by $699 million, or 101%, to $1,388 million for the year ended December 31, 2002 from $689 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile increased policyholder benefits and claims by $224 million and $169 million, respectively. In addition, $108 million of this increase in policyholder benefits and claims is attributable to the aforementioned sale of an annuity contract in Canada. South Korea's, Mexico's (excluding Hidalgo), Taiwan's and Spain's policyholder benefits and claims increased by $69 million, $67 million, $18 million and $15 million, respectively, commensurate with the overall premium increases discussed above. Excluding the aforementioned sale of an annuity contract, Canada's policyholder benefits and claims increased by $32 million primarily due to the restructuring of a pension contract from an investment-type product to a long-term annuity. The remainder of the variance is attributable to minor fluctuations in several countries.

Interest credited to policyholder account balances increased by $28 million, or 55%, to $79 million for the year ended December 31, 2002 from $51 million for the comparable 2001 period. The acquisition of Hidalgo contributed $51 million. This increase was partially offset by a decrease of

$17 million in Argentina. This decrease is primarily due to modifications to policy contracts as authorized by the Argentinean government and a reduction of investment-type policies in-force. In addition, Spain's interest credited decreased by $7 million primarily due to a decrease in the assets under management for life products with guarantees associated with the sale of a block of policies to Banco Santander in May 2001. The remainder of the variance is attributable to minor fluctuations in several countries.

Policyholder dividends remained essentially unchanged at $35 million for the year ended December 31, 2002 versus $36 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile and Brazil had no material impact on this variance.

Other expenses increased by $178 million, or 54%, to $507 million for the year ended December 31, 2002 from $329 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile and Brazil contributed $82 million, $21 million and $5 million, respectively. South Korea's, Mexico's (excluding Hidalgo), and Hong Kong's other expenses increased by $29 million, $19 million and $7 million, respectively. These increases are primarily due to increased non-deferrable commissions from higher sales as discussed above, particularly in South Korea where fixed sales compensation is paid to new sales management as part of the professional agency expansion. Argentina's other expenses increased by $9 million due to additional loss recognition in connection with ongoing economic circumstances in the country. Poland's other expenses increased by $5 million primarily due to costs incurred in the fourth quarter of 2002 associated with the closing of this operation. The remainder of the variance is attributable to minor fluctuations in several countries.

Reinsurance

The following table presents consolidated financial information for the Reinsurance segment for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Premiums	$2,005	$1,762	14 %
Net investment income	421	390	8 %
Other revenues	43	42	2 %
Net investment gains (losses)	2	(6)	133 %
Total revenues	2,471	2,188	13 %
Expenses			
Policyholder benefits and claims	1,554	1,484	5 %
Interest credited to policyholder account balances	146	122	20 %
Policyholder dividends	22	24	(8)%
Other expenses	622	491	27 %
Total expenses	2,344	2,121	11 %
Income before provision for income taxes	127	67	90 %
Provision for income taxes	43	27	59 %
Net income	$ 84	$ 40	110 %

Year ended December 31, 2002 compared with the year ended December 31, 2001—Reinsurance

Premiums increased by $243 million, or 14%, to $2,005 million for the year ended December 31, 2002 from $1,762 million for the comparable 2001 period. New premiums from facultative and automatic treaties and renewal premiums on existing blocks of business, particularly in the U.S. and United Kingdom reinsurance operations, all contributed to the premium growth. Premium levels are significantly influenced by large transactions and reporting practices of ceding companies and, as a result, can fluctuate from period to period.

Other revenues remained essentially unchanged at $43 million for the year ended December 31, 2002 versus $42 million for the comparable 2001 period.

Policyholder benefits and claims increased by $70 million, or 5%, to $1,554 million for the year ended December 31, 2002 from $1,484 million for the comparable 2001 period. Policyholder benefits and claims were 78% of premiums for the year ended December 31, 2002 compared to 84% in the comparable 2001 period. The decrease in policyholder benefits and claims as a percentage of premiums is primarily attributable to higher than expected mortality in the U.S. reinsurance operations during the first and fourth quarters of 2001, favorable claims experience in 2002 and the 2001 impact of claims associated with the September 11, 2001 tragedies. In addition, increases in the liabilities for future policyholder benefits and adverse results on the reinsurance of Argentine pension business during 2001 contributed to the decrease. The level of claims may fluctuate from period to period, but exhibits less volatility over the long term.

Interest credited to policyholder account balances increased by $24 million, or 20%, to $146 million for the year ended December 31, 2002 from $122 million for the comparable 2001 period. Contributing to this growth were several new annuity reinsurance agreements executed during 2002. The crediting rate on certain blocks of annuities is based on the performance of the underlying assets.

Policyholder dividends were essentially unchanged at $22 million for the year ended December 31, 2002, versus $24 million for the 2001 comparable period.

Other expenses increased by $131 million, or 27%, to $622 million for the year ended December 31, 2002 from $491 million for the comparable 2001 period. The increase in other expenses is primarily attributable to an increase in reinsurance business in the United Kingdom, which is characterized by higher initial reinsurance allowances than those historically experienced in the segment. These expenses fluctuate depending on the mix of the underlying insurance products being reinsured as allowances paid and the related capitalization and amortization can vary significantly based on the type of business and the reinsurance treaty.

Asset Management

The following table presents consolidated financial information for the Asset Management segment for the years indicated:

	Year Ended December 31,		
	2002	2001	% Change
	(Dollars in millions)		
Revenues			
Net investment income	$ 59	$ 71	(17)%
Other revenues	166	198	(16)%
Net investment gains (losses)	(4)	25	(116)%
Total revenues	221	294	(25)%
Other Expenses	211	252	(16)%
Income before provision for income taxes	10	42	(76)%
Provision for income taxes	4	15	(73)%
Net income	$ 6	$ 27	(78)%

Year ended December 31, 2002 compared with the year ended December 31, 2001—Asset Management

Other revenues, which primarily consist of management and advisory fees from third parties, decreased by $32 million, or 16%, to $166 million for the year ended December 31, 2002 from $198 million for the comparable 2001 period. The most significant factor contributing to this decline is a $31 million decrease resulting from the sale of Conning, which occurred in July 2001. Excluding the impact of this transaction, other revenues remained essentially unchanged at $166 million for the year ended December 31, 2002 as compared to $167 million for the year ended December 31, 2001. Despite lower average assets under management, revenues remained constant due to performance and incentive fees earned on certain real estate and hedge fund products. The lower assets under management are primarily due to institutional client withdrawals, and the downturn in the equity market. In addition, fourth quarter 2002 product closings and business exits also contributed to this decline.

Other expenses decreased by $41 million, or 16%, to $211 million for the year ended December 31, 2002 from $252 million for the comparable 2001 period. Excluding the impact of the sale of Conning, other expenses decreased by $6 million, or 3%, to $211 million in 2002 from $217 million in 2001. This decrease is due to reductions in marketing-related expenses and expenses related to fund reimbursements. In addition, a decrease in amortization of deferred sales commissions resulted from a reduction in sales. These decreases were partially offset by a $5 million increase in employee compensation attributable to severance-related expenses resulting from third and fourth quarter 2002 staff reductions.

Corporate & Other

Year ended December 31, 2002 compared with the year ended December 31, 2001—Corporate & Other

Other revenues decreased by $29 million, or 34%, to $56 million for the year ended December 31, 2002 from $85 million for the comparable 2001 period. This is primarily attributable to the remeasurement of the Company's reinsurance recoverable associated with the sales practices reinsurance treaty in 2001, as well as an increase in the elimination of intersegment activity. This is partially offset from a gain on the sale of a company-occupied building, and income earned on COLI purchased during 2002.

Other expenses increased by $65 million, or 10%, to $722 million for the year ended December 31, 2002 from $657 million for the comparable 2001 period, primarily due to increases in legal and interest expenses. The 2002 period includes a $266 million charge to increase the Company's asbestos-related liability, expenses to cover costs associated with the resolution of federal government investigations of General American's former Medicare business and a reduction of a previously established liability related to the Company's sales practices class action settlement. The 2001 period includes a $250 million charge recorded in the fourth quarter of 2001 to cover costs associated with the resolution of class action lawsuits and a regulatory inquiry pending against Metropolitan Life, involving alleged race-conscious insurance underwriting practices prior to 1973. The increase in interest expenses is primarily due to increases in long-term debt resulting from the issuance of $1.25 billion and $1 billion of senior debt in November 2001 and December 2002, respectively, partially offset by a decrease in commercial paper in 2002. In addition, a decrease in the elimination of intersegment activity contributed to the variance.

Business Realignment Initiatives

During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The impact of these actions on a segment basis were charges of $399 million in Institutional, $97 million in Individual and $3 million in Auto & Home. The liability at December 31, 2003 and 2002 was $27 million and $40 million, in the Institutional segment and $9 million and $18 million, in the Individual segment, respectively. The remaining liability is due to certain contractual obligations.

September 11, 2001 Tragedies

On September 11, 2001, terrorist attacks occurred in New York, Washington, D.C. and Pennsylvania (the "tragedies") triggering a significant loss of life and property, which had an adverse impact on certain of the Company's businesses. The Company's original estimate of the total insurance losses related to the tragedies, which was recorded in the third quarter of 2001, was $208 million, net of income taxes of $117 million. As of December 31, 2003 and 2002, the Company's remaining liability for unpaid and future claims associated with the tragedies was $9 million and $47 million, respectively, principally related to disability coverages. This estimate has been and will continue to be subject to revision in subsequent periods, as claims are received from insureds and processed. Any revision to the estimate of losses in subsequent periods will affect net income in such periods.

MetLife Capital Trust I

In connection with MetLife, Inc.'s, initial public offering in April 2000, the Holding Company and MetLife Capital Trust I (the "Trust") issued equity security units (the "units"). Each unit originally consisted of (i) a contract to purchase, for $50, shares of the Holding Company's common stock (the "purchase contracts") on May 15, 2003; and (ii) a capital security of the Trust, with a stated liquidation amount of $50.

In accordance with the terms of the units, the Trust was dissolved on February 5, 2003, and $1,006 million aggregate principal amount of 8.00% debentures of the Holding Company (the "MetLife debentures"), the sole assets of the Trust, were distributed to the owners of the Trust's capital securities in exchange for their capital securities. The MetLife debentures were remarketed on behalf of the debenture owners on February 12, 2003 and the interest rate on the MetLife debentures was reset as of February 15, 2003 to 3.911% per annum for a yield to maturity of 2.876%. As a result of the remarketing, the debenture owners received $21 million ($0.03 per diluted common share) in excess of the carrying value of the capital securities. This excess was recorded by the Company as a charge to additional paid-in capital and, for the purpose of calculating earnings per share, is subtracted from net income to arrive at net income available to common shareholders.

On May 15, 2003, the purchase contracts associated with the units were settled. In exchange for $1,006 million, the Company issued 2.97 shares of MetLife, Inc. common stock per purchase contract, or approximately 59.8 million shares of treasury stock. The excess of the Company's cost of the treasury stock ($1,662 million) over the contract price of the stock issued to the purchase contract holders ($1,006 million) was $656 million, which was recorded as a direct reduction to retained earnings.

Interest expense on the capital securities is included in other expenses and was $10 million, $81 million and $81 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Liquidity and Capital Resources

The Holding Company

Capital

Restrictions and Limitations on Bank Holding Companies and Financial Holding Companies — Capital. MetLife, Inc. and its insured depository institution subsidiary, MetLife Bank, N.A. ("MetLife Bank"), a national bank, are subject to risk-based and leverage capital guidelines issued by the federal banking regulatory agencies for banks and financial holding companies. The federal banking regulatory agencies are required by law to take specific prompt corrective actions with respect to institutions that do not meet minimum capital standards. At December 31, 2003, MetLife, Inc. and MetLife Bank were in compliance with the aforementioned guidelines.

The following table contains the RBC ratios as of December 31, 2003 and 2002 and the regulatory requirements for MetLife Inc., as a bank holding company, and MetLife Bank:

MetLife, Inc.
RBC Ratios — Bank Holding Company

	As of December 31,			
	2003	2002	Regulatory Requirements *Minimum*	Regulatory Requirements *"Well Capitalized"*
Total RBC Ratio	11.19%	9.75%	8.00%	10.00%
Tier 1 RBC Ratio	9.19%	7.93%	4.00%	6.00%
Tier 1 Leverage Ratio	6.12%	5.59%	4.00%	5.00%

MetLife Bank
RBC Ratios — Bank

	As of December 31,			
	2003	2002	Regulatory Requirements *Minimum*	Regulatory Requirements *"Well Capitalized"*
Total RBC Ratio	13.12%	25.75%	8.00%	10.00%
Tier 1 RBC Ratio	12.50%	25.39%	4.00%	6.00%
Tier 1 Leverage Ratio	8.81%	18.33%	4.00%	5.00%

Liquidity

Liquidity refers to a company's ability to generate adequate amounts of cash to meet its needs. It is managed to preserve stable, reliable and cost-effective sources of cash to meet all current and future financial obligations and is provided by a variety of sources, including a portfolio of liquid assets, a diversified mix of short and long-term funding sources from the wholesale financial markets and the ability to borrow through committed credit facilities. The Holding Company is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets, which serve as cost-effective sources of funds, are critical components of the Holding Company's liquidity management. Decisions to access these markets are based upon relative costs, prospective views of balance sheet growth, and a targeted liquidity profile. A disruption in the financial markets could limit the Holding Company's access to liquidity.

The Holding Company's ability to maintain regular access to competitively priced wholesale funds is fostered by its current debt ratings from the major credit rating agencies. Management views its capital ratios, credit quality, stable and diverse earnings streams, diversity of liquidity sources and its liquidity monitoring procedures as critical to retaining high credit ratings.

Liquidity is monitored through the use of internal liquidity risk metrics, including the composition and level of the liquid asset portfolio, timing differences in short-term cash flow obligations, access to the financial markets for capital and term-debt transactions, and exposure to contingent draws on the Holding Company's liquidity.

Liquidity Sources

Dividends. The primary source of the Holding Company's liquidity is dividends it receives from Metropolitan Life. Under the New York Insurance Law, Metropolitan Life is permitted, without prior insurance regulatory clearance, to pay a cash dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its statutory surplus as of the immediately preceding calendar year; and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a cash dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Insurance (the "Superintendent") and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The New York Insurance Department (the "Department") has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. Management of the Holding Company cannot provide assurance that Metropolitan Life will have statutory earnings to support payment of dividends to the Holding Company in an amount sufficient to fund its cash requirements and pay cash dividends or that the Superintendent will not disapprove any dividends that Metropolitan Life must submit for the Superintendent's consideration. In addition, the Holding Company receives dividends from its other subsidiaries. The Holding Company's other insurance subsidiaries are also subject to similar restrictions on the payment of dividends to their respective parent companies.

The dividend limitation is based on statutory financial results. Statutory accounting practices, as prescribed by insurance regulators of various states in which the Company conducts business, differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to the treatment of DAC, certain deferred income taxes, required investment reserves, reserve calculation assumptions, goodwill and surplus notes.

As of December 31, 2003, the maximum amount of the dividend which may be paid to the Holding Company by Metropolitan Life, Metropolitan Property and Casualty Insurance Company and Metropolitan Insurance and Annuity Company in 2004, without prior regulatory approval, is $798 million, $200 million and $185 million, respectively.

Liquid Assets. An integral part of the Holding Company's liquidity management is the amount of liquid assets that it holds. Liquid assets include cash, cash equivalents, short-term investments and marketable fixed maturity and equity securities. Liquid assets exclude assets relating to securities lending and dollar roll activities. At December 31, 2003 and 2002, the Holding Company had $1,320 million and $846 million in liquid assets, respectively.

Global Funding Sources. Liquidity is also provided by a variety of both short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, capital securities and stockholders' equity. The diversification of the Holding Company's funding sources enhances funding flexibility and limits dependence on any one source of funds, and generally lowers the cost of funds.

At December 31, 2003 and 2002, the Holding Company had $106 million and $249 million of short-term debt outstanding, and $3.96 billion and $3.27 billion in long-term debt outstanding, respectively.

The Holding Company filed a $5.0 billion shelf registration statement with the U.S. Securities and Exchange Commission ("SEC"), which became effective on March 4, 2004. The shelf registration will permit the registration and issuance of a wide range of debt and equity securities, including preferred securities of a subsidiary trust guaranteed by MetLife Inc., as described more fully therein. Approximately $44 million of registered but unissued securities remaining from the Company's 2001 $4.0 billion shelf registration statement has been carried over to this shelf registration.

The Holding Company issued and remarketed senior debt and debentures in the amount of $3.96 billion under the 2001 $4.0 billion shelf registration statement. The following table summarizes the Holding Company's senior debt issuances:

Issue Date	Principal	Interest Rate	Maturity
	(Dollars in millions)		
November 2003	$500	5.00%	2013
November 2003	$200	5.88%	2033
December 2002	$400	5.38%	2012
December 2002	$600	6.50%	2032
November 2001	$500	5.25%	2006
November 2001	$750	6.13%	2011

In addition, in February 2003, the Holding Company remarketed $1,006 million aggregate principal amount of debentures previously issued in connection with the issuance of equity security units. See "— MetLife Capital Trust I."

Other sources of the Holding Company's liquidity include programs for short and long-term borrowing, as needed, arranged through Metropolitan Life.

Credit Facilities. The Holding Company maintains a committed and unsecured credit facility, which expires in 2005, for approximately $1.25 billion which it shares with Metropolitan Life and MetLife Funding, Inc. ("MetLife Funding"). In April 2003, Metropolitan Life and MetLife Funding replaced an expiring $1 billion five-year credit facility with a $1 billion 364-day credit facility and the Holding Company was added as a borrower. Drawdowns under these facilities bear interest at varying rates stated in the agreements. These facilities are primarily used for general corporate purposes and as back-up lines of credit for the borrowers' commercial paper programs. At December 31, 2003, neither the Holding Company, Metropolitan Life nor MetLife Funding had drawn against these credit facilities.

Liquidity Uses

The primary uses of liquidity of the Holding Company include cash dividends on common stock, service on debt, capital contributions to subsidiaries, payment of general operating expenses and the repurchase of the Holding Company's common stock.

Dividends. On October 21, 2003, the Holding Company's Board of Directors approved an annual dividend for 2003 of $0.23 per share. The dividend was paid on December 15, 2003 to shareholders of record on November 7, 2003. The 2003 dividend represents an increase of $0.02 per share from the 2002 annual dividend of $0.21 per share. Future dividend decisions will be determined by the Holding Company's Board of Directors after taking into consideration factors such as the Holding Company's current earnings, expected medium and long-term earnings, financial condition, regulatory capital position, and applicable governmental regulations and policies.

Capital Contributions to Subsidiaries. During the years ended December 31, 2003 and 2002, the Holding Company contributed an aggregate of $239 million and $500 million to various subsidiaries, respectively.

Share Repurchase. On February 19, 2002, the Holding Company's Board of Directors authorized a $1 billion common stock repurchase program. This program began after the completion of the March 28, 2001 and June 27, 2000 repurchase programs, each of which authorized the repurchase of

$1 billion of common stock. Under these authorizations, the Holding Company may purchase its common stock from the MetLife Policyholder Trust, in the open market and in privately negotiated transactions. The following table summarizes the 2003, 2002 and 2001 repurchase activity:

	December 31,		
	2003	2002	2001
		(Dollars in millions)	
Shares Repurchased	2,997,200	15,244,492	45,242,966
Cost	$ 97	$ 471	$ 1,321

At December 31, 2003, the Holding Company had approximately $709 million remaining on its existing share repurchase program.

In the fourth quarter of 2003, RGA offered to the public 12,075,000 shares of its common stock at $36.65 per share. MetLife and its affiliates purchased 3,000,000 shares of the common stock being offered by RGA. As a result of this offering, MetLife's ownership percentage of outstanding shares of RGA common stock was reduced from approximately 59% at December 31, 2002 to approximately 52% at December 31, 2003.

Support Agreements. In 2002, the Holding Company entered into a net worth maintenance agreement with three of its insurance subsidiaries, MetLife Investors Insurance Company, First MetLife Investors Insurance Company and MetLife Investors Insurance Company of California. Under the agreements, the Holding Company agreed, without limitation as to the amount, to cause each of these subsidiaries to have a minimum capital and surplus of $10 million (or, with respect to MetLife Investors Insurance Company of California, $5 million), total adjusted capital at a level not less than 150% of the company action level RBC, as defined by state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2003, the capital and surplus of each of these subsidiaries was in excess of the minimum capital and surplus amounts referenced above, and their total adjusted capital was in excess of the most recent referenced RBC-based amount calculated at December 31, 2003.

Based on management's analysis and comparison of its current and future cash inflows from the dividends it receives from subsidiaries, including Metropolitan Life, that are permitted to be paid without prior insurance regulatory approval and its portfolio of liquid assets and other anticipated cash flows, management believes there will be sufficient liquidity to enable the Holding Company to make payments on debt, make cash dividend payments on its common stock, contribute capital to its subsidiaries, pay all operating expenses and meet its other obligations.

The Company

Capital

RBC. Section 1322 of the New York Insurance Law requires that New York domestic life insurers report their RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items; similar rules apply to each of the Company's domestic insurance subsidiaries. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. Section 1322 gives the Superintendent explicit regulatory authority to require various actions by, or to take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. At December 31, 2003, Metropolitan Life's and each of the Holding Company's domestic insurance subsidiaries' total adjusted capital was in excess of each of the RBC levels required by each state of domicile.

The National Association of Insurance Commissioners ("NAIC") adopted Codification of Statutory Accounting Principles ("Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York effective January 1, 2001. Effective December 31, 2002, the Department adopted a modification to its regulations to be consistent with Codification with respect to the admissibility of deferred income taxes by New York insurers, subject to certain limitations. The adoption of Codification, as modified by the Department, did not adversely affect Metropolitan Life's statutory capital and surplus. Further modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of Metropolitan Life and the Holding Company's other insurance subsidiaries.

Liquidity Sources

Cash Flow from Operations. The Company's principal cash inflows from its insurance activities come from insurance premiums, annuity considerations and deposit funds. A primary liquidity concern with respect to these cash inflows is the risk of early contractholder and policyholder withdrawal. The Company seeks to include provisions limiting withdrawal rights on many of its products, including general account institutional pension products (generally group annuities, including guaranteed interest contracts and certain deposit fund liabilities) sold to employee benefit plan sponsors.

The Company's principal cash inflows from its investment activities come from repayments of principal, proceeds from maturities and sales of invested assets and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of default by debtors and market volatilities. The Company closely monitors and manages these risks through its credit risk management process.

Liquid Assets. An integral part of the Company's liquidity management is the amount of liquid assets it holds. Liquid assets include cash, cash equivalents, short-term investments and marketable fixed maturity and equity securities. Liquid assets exclude assets relating to securities lending and dollar roll activities. At December 31, 2003 and 2002, the Company had $125 billion and $108 billion in liquid assets, respectively.

Global Funding Sources. Liquidity is also provided by a variety of both short and long-term instruments, including repurchase agreements, commercial paper, medium and long-term debt, capital securities and stockholders' equity. The diversification of the Company's funding sources enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds.

At December 31, 2003 and 2002, the Company had $3,642 million and $1,161 million in short-term debt outstanding, and $5,703 million and $4,425 million in long-term debt outstanding, respectively. On November 1, 2003, the Company redeemed the $300 million of 7.45% Surplus Notes outstanding scheduled to mature on November 1, 2023 at a redemption price of $311 million. See "— The Holding Company — Global Funding Sources."

MetLife Funding serves as a centralized finance unit for Metropolitan Life. Pursuant to a support agreement, Metropolitan Life has agreed to cause MetLife Funding to have a tangible net worth of at least one dollar. At December 31, 2003 and 2002, MetLife Funding had a tangible net worth of $10.8 million and $10.7 million, respectively. MetLife Funding raises funds from various funding sources and uses the proceeds to extend loans, through MetLife Credit Corp., a subsidiary of Metropolitan Life, to the Holding Company, Metropolitan Life and other affiliates. MetLife Funding manages its funding sources to enhance the financial flexibility and liquidity of Metropolitan Life and other affiliated companies. At December 31, 2003 and 2002,

MetLife Funding had total outstanding liabilities, including accrued interest payable, of $1,042 million and $400 million, respectively, consisting primarily of commercial paper.

Credit Facilities. The Company maintains committed and unsecured credit facilities aggregating $2.5 billion ($1 billion expiring in 2004, $1.3 billion expiring in 2005 and $175 million expiring in 2006). If these facilities were drawn upon, they would bear interest at varying rates in accordance with the respective agreements. The facilities can be used for general corporate purposes and also as back-up lines of credit for the Company's commercial paper programs. At December 31, 2003, the Company had drawn approximately $49 million under the facilities expiring in 2005 at interest rates ranging from 4.08% to 5.48% and approximately $50 million under a facility expiring in 2006 at an interest rate of 1.69%. In April 2003, the Company replaced an expiring $1 billion five-year credit facility with a $1 billion 364-day credit facility. In May 2003, the Company replaced an expiring $140 million three-year credit facility with a $175 million three-year credit facility, which expires in 2006.

Liquidity Uses

Insurance Liabilities. The Company's principal cash outflows primarily relate to the liabilities associated with its various life insurance, property and casualty, annuity and group pension products, operating expenses and income taxes, as well as principal and interest on its outstanding debt obligations. Liabilities arising from its insurance activities primarily relate to benefit payments under the aforementioned products, as well as payments for policy surrenders, withdrawals and loans.

Investment and Other. Additional cash outflows include those related to obligations of securities lending and dollar roll activities, investments in real estate, limited partnerships and joint ventures, as well as litigation-related liabilities.

The following table summarizes the Company's major contractual obligations as of December 31, 2003:

Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter
			(Dollars in millions)				
Other long-term liabilities(1)	$87,086	$4,391	$3,812	$3,475	$3,763	$2,934	$68,711
Long-term debt(2)	5,646	126	1,413	653	28	32	3,394
Partnership investments(3)	1,380	1,380	—	—	—	—	—
Operating leases	1,545	210	192	168	145	113	717
Mortgage commitments	679	679	—	—	—	—	—
Shares subject to mandatory redemption(2)	350	—	—	—	—	—	350
Capital leases	74	8	9	10	11	12	24
Total	$96,760	$6,794	$5,426	$4,306	$3,947	$3,091	$73,196

(1) Other long-term liabilities include guaranteed interest contracts, structured settlements, pension closeouts and certain annuity policies.

(2) Amounts differ from the balances presented on the consolidated balance sheets. The amounts above do not include related premiums and discounts or capital leases which are presented separately.

(3) The Company anticipates that these amounts could be invested in these partnerships any time over the next five years, but are presented in the current period, as the timing of the fulfillment of the obligation cannot be predicted.

As of December 31, 2003, the Company had no material, individually or in the aggregate, purchase obligations and pension and other postretirement benefit obligations.

On April 11, 2003, an affiliate of the Company elected not to make future payments required by the terms of a non-recourse loan obligation. The book value of this loan was $15 million at December 31, 2003. The Company's exposure under the terms of the applicable loan agreement is limited solely to its investment in certain securities held by an affiliate.

Letters of Credit. At December 31, 2003 and 2002, the Company had outstanding approximately $828 million and $625 million, respectively, in letters of credit from various banks, all of which expire within one year. Since commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect the actual future cash funding requirements.

Support Agreements. In addition to the support agreements described above, Metropolitan Life entered into a net worth maintenance agreement with New England Life Insurance Company ("NELICO") at the time Metropolitan Life merged with New England Mutual Life Insurance Company. Under the agreement, Metropolitan Life agreed, without limitation as to the amount, to cause NELICO to have a minimum capital and surplus of $10 million, total adjusted capital at a level not less than the company action level RBC, as defined by state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2003, the capital and surplus of NELICO was in excess of the minimum capital and surplus amount referenced above, and its total adjusted capital was in excess of the most recent referenced RBC-based amount calculated at December 31, 2003.

In connection with the Company's acquisition of GenAmerica, Metropolitan Life entered into a net worth maintenance agreement with General American. Under the agreement, Metropolitan Life agreed, without limitation as to amount, to cause General American to have a minimum capital and surplus of $10 million, total adjusted capital at a level not less than 180% of the company action level RBC, as defined by state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. The agreement was subsequently amended to provide that, for the five year period from 2003 through 2007, total adjusted capital must be maintained at a level not less than 200% of the company action level RBC, as defined by state insurance statutes. At December 31, 2003, the capital and surplus of General American was in excess of the minimum capital and surplus amount referenced above, and its total adjusted capital was in excess of the most recent referenced RBC-based amount calculated at December 31, 2003.

Metropolitan Life has also entered into arrangements for the benefit of some of its other subsidiaries and affiliates to assist such subsidiaries and affiliates in meeting various jurisdictions' regulatory requirements regarding capital and surplus and security deposits. In addition, Metropolitan Life has entered into a support arrangement with respect to a subsidiary under which Metropolitan Life may become responsible, in the event that the subsidiary becomes the subject of insolvency proceedings, for the payment of certain reinsurance recoverables due from the subsidiary to one or more of its cedents in accordance with the terms and conditions of the applicable reinsurance agreements.

General American has agreed to guarantee the obligations of its subsidiary, Paragon Life Insurance Company, and certain obligations of its former subsidiaries, MetLife Investors Insurance Company ("MetLife Investors"), First MetLife Investors Insurance Company and MetLife Investors Insurance Company of California. In addition, General American has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus is less than $10 million or total adjusted capital falls below 150% of the company action level RBC, as defined by state insurance statutes, General American would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance policies and annuity contract liabilities. At December 31, 2003, the capital and surplus of MetLife Investors was in excess of the minimum capital and surplus amount referenced above, and its total adjusted capital was in excess of the most recent referenced RBC-based amount calculated at December 31, 2003.

Management does not anticipate that these arrangements will place any significant demands upon the Company's liquidity resources.

Litigation. Various litigation claims and assessments against the Company have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses except with respect to certain matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations, it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Based on management's analysis of its expected cash inflows from operating activities, the dividends it receives from subsidiaries, including Metropolitan Life, that are permitted to be paid without prior insurance regulatory approval and its portfolio of liquid assets and other anticipated cash flows, management believes there will be sufficient liquidity to enable the Company to make payments on debt, make cash dividend payments on its common stock, pay all operating expenses and meet its other obligations. The nature of the Company's diverse product portfolio and customer base lessen the likelihood that normal operations will result in any significant strain on liquidity.

Consolidated cash flows. Net cash provided by operating activities was $7,363 million and $4,168 million for the years ended December 31, 2003 and 2002, respectively. The $3,195 million increase in operating cash flow in 2003 over the comparable 2002 period is primarily attributable to sales growth in the group life, dental, disability and long-term care businesses, as well as higher sales in retirement and savings' structured settlement products. The acquisition of John Hancock's group business also contributed to sales growth in the 2003 period. In addition, growth in MetLife Bank's customer deposits, accelerated prepayments of mortgage-backed securities that have been previously purchased at a premium, and an increase in funds withheld related to reinsurance activity contributed to the increase in operating cash flows. These items were partially offset by the Company's contribution to its qualified defined benefit plans in December 2003.

Net cash provided by operating activities was $4,168 million and $4,258 million for the years ended December 31, 2002 and 2001, respectively. The $90 million decrease in operating cash flow in 2002 over the 2001 comparable period is primarily due to a contribution by the Company to its defined benefit pension plans and a decrease in recoverables due from reinsurance in December 2002. This was partially offset by sales growth in the group life, dental, disability and long-term care businesses, the sale of a significant retirement and savings contract in the second quarter of 2002, as well as additional sales of structured settlements and traditional annuity products.

Net cash used in investing activities was $17,688 million and $16,213 million for the years ended December 31, 2003 and 2002, respectively. The $1,475 million increase in net cash used in investing activities in 2003 over the comparable 2002 period is primarily attributable to an increase in the purchase of fixed maturities and commercial mortgage loan origination, as well as an increase in the amount of securities lending cash collateral invested, which resulted from an expansion of the program. In addition, the Company invested income generated from operations and cash raised through the issuance of guaranteed investment contracts. These items were partially offset by lower income resulting from lower market rates and the June 2002 acquisition of Hidalgo. In addition, the 2003 period had less proceeds from sales of equity securities and real estate to use in investing activities. The 2002 period included proceeds from a significant sale of equity securities and cash generated by the Company's real estate sales program.

Net cash used in investing activities was $16,213 million and $2,970 million for the years ended December 31, 2002 and 2001, respectively. Net cash used in investing activities increased $13,243 million in 2002 over the comparable 2001 period, primarily due to an increase in the amount of securities lending cash collateral invested in connection with the program. In addition, the Company invested income generated from operations, cash raised through the issuance of guaranteed investment contracts and cash generated by the Company's real estate sales program in various financial instruments, including fixed maturities and mortgage loans on real estate. At December 31, 2001, the Company held cash equivalents that were subsequently invested in bonds and U.S. treasury notes in the first quarter of 2002. Additionally, certain contractholders transferred investments from the separate account to the general account. Net cash used in investing activities also increased due to the acquisition of Hidalgo.

Net cash provided by financing activities was $11,735 million and $6,895 million for the years ended December 31, 2003 and 2002, respectively. The $4,840 million increase in net cash provided by financing activities in 2003 over the comparable 2002 period is due to an increase in policyholder account balances primarily from sales of annuity products, as well as additional short-term debt issued related to dollar roll activity. In 2003, the Company received $1,006 million on the settlement of common stock purchase contracts (see "— The Holding Company — Liquidity Sources — Global Funding Sources"), issued $700 million of senior notes and had a decrease in cash used in the stock repurchase program as compared to 2002. These cash flows were partially offset by additional repayments of long-term debt and a 10% increase in cash dividends per share in 2003 as compared to 2002.

Net cash provided by financing activities was $6,895 million and $2,751 million for the years ended December 31, 2002 and 2001, respectively. The $4,144 million increase in financing activities in 2002 over the comparable 2001 period was due to an increase in policyholder account balances primarily from sales of annuity products and the issuance of short-term debt. In addition, the Company had a decrease in cash used in the stock repurchase program for 2002 as compared to 2001. These cash flows were partially offset by a decrease in long-term debt issued.

Insolvency Assessments

Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company from January 1, 2001 through December 31, 2003 aggregated $7 million. The Company maintained a liability of $70 million at December 31, 2003 for future assessments in respect of currently impaired, insolvent or failed insurers.

In the past five years, none of the aggregate assessments levied against MetLife's insurance subsidiaries has been material. The Company has established liabilities for guaranty fund assessments that it considers adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

Effects of Inflation

The Company does not believe that inflation has had a material effect on its consolidated results of operations, except insofar as inflation may affect interest rates.

Application of Recent Accounting Standards

Effective December 31, 2003, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, ("EITF 03-1"). EITF 03-1 provides guidance on the disclosure requirements for other-than-temporary impairments of debt and marketable equity investments that are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The adoption of EITF 03-1 requires the Company to include certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS 115 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The initial adoption of EITF 03-1, which only required additional disclosures, did not have a material impact on the Company's consolidated financial statements.

In December, 2003, the Financial Accounting Standards Board ("FASB") revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits — an Amendment of FASB Statements No. 87, 88 and 106* ("SFAS 132(r)"). SFAS 132(r) retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. SFAS 132(r) is primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plans and estimated future benefit payments are effective for fiscal years ending after June 15, 2004. The Company's adoption of SFAS 132(r) on December 31, 2003 did not have a significant impact on its consolidated financial statements since it only revises disclosure requirements. In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-1"), which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the new legislation. The Company has elected to defer the accounting until further guidance is issued by the FASB. The measurements of the Company's postretirement accumulated benefit plan obligation and net periodic benefit cost do not reflect the effects of the new legislation. The guidance, when issued, could require the Company to change previously reported information.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts* ("SOP 03-1"). SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities, (ii) the accounting for sales inducements, and (iii) separate account presentation and valuation. SOP 03-1 is effective for fiscal years beginning after December 15, 2003. As of January 1, 2004, the Company increased future policyholder benefits for various guaranteed minimum death and income benefits net of DAC and unearned revenue liability offsets under certain variable annuity and universal life contracts of approximately $40 million, net of income tax, which will be reported as a cumulative effect of a change in accounting. Industry standards and practices continue to evolve relating to the valuation of liabilities relating to these types of benefits, which may result in further adjustments to the Company's measurement of liabilities associated with such benefits in subsequent accounting periods. Effective with the adoption of SOP 03-1, costs associated with enhanced or bonus crediting rates to contractholders will be deferred and amortized over the life of the related contract using assumptions consistent with the amortization of DAC. Prior to adoption of SOP 03-1, the costs associated with these sales inducements have been deferred and amortized over the contingent sales inducement period. This provision of SOP 03-1 will be applied prospectively to contracts. Effective January 1, 2004, the Company reclassified $115 million of ownership in its own separate accounts from other assets to fixed maturities available-for-sale and equity securities. This reclassification will have no effect on net income or other comprehensive income. In accordance with SOP 03-1's revised definition of a separate account, effective January 1, 2004, the Company also reclassified $1,678 million of separate account assets to general account investments and $1,678 million of separate account liabilities to future policy benefits and policyholder account balances. The net cumulative effect of this reclassification was insignificant.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as a liability or, in certain circumstances, an asset. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150, as of July 1, 2003, required the Company to reclassify $277 million of company-obligated mandatorily redeemable securities of subsidiary trusts from mezzanine equity to liabilities.

In April 2003, the FASB cleared Statement 133 Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments* ("Issue B36"). Issue B36 concluded that (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements, and (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet and changes in fair value reported in income. Issue B36 became effective on October 1, 2003 and required the Company to increase policyholder account balances by $40 million, to decrease other invested assets by $1 million and to increase DAC by $2 million. These amounts, net of income tax of $13 million, were recorded as a cumulative effect of a change in accounting. As a result of the adoption of Issue B36, the Company recognized investment gains of $9 million, net of income tax, for the three month period ended December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 149 amends and clarifies the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain implementation guidance that is incorporated in SFAS 149 and already effective, SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 on July 1, 2003 did not have a significant impact on the consolidated financial statements.

During 2003, the Company adopted FASB Interpretation No. 46 *Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51* ("FIN 46") and its December 2003 revision ("FIN 46(r)"). Certain of the Company's asset-backed securitizations, collateralized debt obligations, structured investment transactions, and investments in real estate joint ventures and other limited partnership interests meet the definition of a variable interest entity ("VIE") and must be consolidated, in accordance with the transition rules and effective dates, if the Company is deemed to be the primary beneficiary. A VIE is defined as (i) any entity in which the equity investments at risk in such entity do not have the characteristics of a controlling financial interest, or (ii) any entity that does not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. Effective February 1, 2003, the Company adopted FIN 46 for VIEs created or acquired on or after February 1, 2003 and, effective December 31, 2003, the Company adopted FIN 46(r) with respect to interests in entities formerly considered special purpose entities ("SPEs"), including interests in asset-backed securities and collateralized debt obligations. In accordance with the provisions of FIN 46(r), the Company has elected to defer until March 31, 2004 the consolidation of interests in VIEs for non SPEs acquired prior to February 1, 2003 for which it is the primary beneficiary. The adoption of FIN 46 as of February 1, 2003 did not have a significant impact on the Company's consolidated financial statements. The adoption of the provisions of FIN 46(r) at December 31, 2003 did not require the Company to consolidate any additional VIEs that were not previously consolidated.

During 2003, the Company adopted or applied the following accounting standards and/or interpretations: (i) FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others;* (ii) SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure;* (iii) SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities;* and (iv) SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* None of the accounting standards and/or interpretations described in this paragraph had a significant impact on the Company's consolidated financial statements.

During 2002, the Company adopted or applied the following accounting standards: (i) SFAS No. 141, *Business Combinations* ("SFAS 141"), (ii) SFAS No. 142, and (iii) SFAS No. 144. In accordance with SFAS 141, the elimination of $5 million of negative goodwill was reported in net income in the first quarter of 2002 as a cumulative effect of a change in accounting. On January 1, 2002, the Company adopted SFAS 142. Amortization of goodwill prior to the adoption of SFAS 142 was $47 million for the year ended December 31, 2001. Amortization of other intangible assets was not material for the years December 31, 2003, 2002 and 2001. The Company completed the required impairment tests of goodwill and indefinite-lived intangible assets in the third quarter of 2002 and recorded a $5 million charge to earnings relating to the impairment of certain goodwill assets as a cumulative effect of a change in accounting. There was no impairment of identified intangible assets or significant reclassifications between goodwill and other intangible assets at January 1, 2002. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements other than the presentation as discontinued operations of net investment income and net investment gains related to operations of real estate on which the Company initiated disposition activities subsequent to January 1, 2002 and the classification of such real estate as held-for-sale on the consolidated balance sheets.

Investments

The Company had total cash and invested assets at December 31, 2003 and 2002 of $221.8 billion and $190.7 billion, respectively. In addition, the Company had $75.8 billion and $59.7 billion held in its separate accounts, for which the Company generally does not bear investment risk, as of December 31, 2003 and 2002, respectively.

The Company's primary investment objective is to maximize net investment income consistent with acceptable risk parameters. The Company is exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates; and
- market valuation risk.

The Company manages risk through in-house fundamental analysis of the underlying obligors, issuers, transaction structures and real estate properties. The Company also manages credit risk and market valuation risk through industry and issuer diversification and asset allocation. For real estate and agricultural assets, the Company manages credit risk and valuation risk through geographic, property type, and product type diversification and asset allocation. The Company manages interest rate risk as part of its asset and liability management strategies, product design, such as the use of market value adjustment features and surrender charges, and proactive monitoring and management of certain non-guaranteed elements of its products, such as the resetting of credited interest and dividend rates for policies that permit such adjustments.

The following table summarizes the Company's cash and invested assets at:

	December 31,			
	2003		2002	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Fixed maturities available-for-sale, at fair value	$167,752	75.6%	$140,288	73.6%
Mortgage loans on real estate	26,249	11.8	25,086	13.2
Policy loans	8,749	4.0	8,580	4.5
Cash and cash equivalents	3,733	1.7	2,323	1.2
Real estate and real estate joint ventures held-for-investment	4,714	2.1	3,926	2.1
Other invested assets	4,645	2.1	3,727	1.9
Equity securities, at fair value and other limited partnership interests	4,075	1.8	4,008	2.1
Short-term investments	1,826	0.8	1,921	1.0
Real estate held-for-sale	89	0.1	799	0.4
Total cash and invested assets	$221,832	100.0%	$190,658	100.0%

Investment Results

Net investment income, including net investment income from discontinued operations and scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133"), on general account cash and invested assets totaled $11,772 million, $11,453 million and $11,380 million for the years ended December 31, 2003, 2002 and 2001, respectively. The annualized yields on general account cash and invested assets, including net investment income from discontinued operations and scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS No. 133, and excluding all net investment gains and losses, were 6.67%, 7.20% and 7.56% for the years ended December 31, 2003, 2002 and 2001, respectively. The decline in annualized yields is due primarily to the decline in interest rates during these years.

The following table illustrates the net investment income and annualized yields on average assets for each of the components of the Company's investment portfolio for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001	
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
			(Dollars in millions)			
Fixed Maturities:(2)						
Investment income	6.89%	$ 8,502	7.46%	$ 8,076	7.89%	$ 8,018
Net investment gains (losses)		(398)		(917)		(645)
Total		$ 8,104		$ 7,159		$ 7,373
Ending assets		$167,752		$140,288		$115,150
Mortgage Loans on Real Estate:(3)						
Investment income	7.48%	$ 1,903	7.84%	$ 1,883	8.17%	$ 1,848
Net investment gains (losses)		(56)		(22)		(91)
Total		$ 1,847		$ 1,861		$ 1,757
Ending assets		$ 26,249		$ 25,086		$ 23,621
Policy Loans:						
Investment income	6.40%	$ 554	6.49%	$ 543	6.56%	$ 536
Ending assets		$ 8,749		$ 8,580		$ 8,272
Cash, Cash Equivalents and Short-term Investments:						
Investment income	2.73%	$ 165	4.17%	$ 232	5.54%	$ 279
Net investment gains (losses)		1		—		(5)
Total		$ 166		$ 232		$ 274
Ending assets		$ 5,559		$ 4,244		$ 8,676
Real Estate and Real Estate Joint Ventures:(4)						
Investment income, net of expenses	10.78%	$ 518	11.41%	$ 637	10.58%	$ 584
Net investment gains (losses)		440		576		(4)
Total		$ 958		$ 1,213		$ 580
Ending assets		$ 4,803		$ 4,725		$ 5,730
Equity Securities and Other Limited Partnership Interests:						
Investment income	2.66%	$ 106	2.47%	$ 99	2.56%	$ 110
Net investment gains (losses)		(43)		222		(96)
Total		$ 63		$ 321		$ 14
Ending assets		$ 4,075		$ 4,008		$ 4,948
Other Invested Assets:(5)						
Investment income	6.84%	$ 290	6.42%	$ 218	7.60%	$ 249
Net investment gains (losses)		(180)		(206)		79
Total		$ 110		$ 12		$ 328
Ending assets		$ 4,645		$ 3,727		$ 3,298
Total Investments:						
Investment income before expenses and fees	6.82 %	$ 12,038	7.35 %	$ 11,688	7.72 %	$ 11,624
Investment expenses and fees	(0.15)%	(266)	(0.15)%	(235)	(0.16)%	(244)
Net investment income	6.67 %	$ 11,772	7.20 %	$ 11,453	7.56 %	$ 11,380
Net investment gains (losses)		(236)		(347)		(762)
Adjustments to investment gains (losses)(6)		215		145		134
Gains from sales of subsidiaries		—		—		25
Total		$ 11,751		$ 11,251		$ 10,777

(1) Yields are based on quarterly average asset carrying values, excluding recognized and unrealized gains and losses, and for yield calculation purposes, average assets exclude collateral associated with the Company's securities lending program.

(2) Included in fixed maturities are equity-linked notes of $880 million, $834 million, and $1,004 million at December 31, 2003, 2002 and 2001, respectively, which include an equity-like component as part of the notes' return. Investment income for fixed maturities includes prepayment fees and income from the securities lending program. Fixed maturity investment income has been reduced by rebates paid under the securities lending program.

(3) Investment income from mortgage loans on real estate includes prepayment fees.

(4) Real estate and real estate joint venture income is shown net of depreciation of $183 million, $227 million and $220 million for the years ended December 31, 2003, 2002 and 2001, respectively. Real estate and real estate joint venture income includes amounts classified as discontinued operations of $52 million, $160 million and $169 million for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are net of depreciation of $15 million, $66 million and $93 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net investment

gains and losses include $421 million and $582 million of gains classified as discontinued operations for the years ended December 31, 2003 and 2002, respectively. There were no net investment gains and losses classified as discontinued operations for the year ended December 31, 2001.

(5) Investment income from other invested assets includes scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS 133 of $84 million, $32 million and $24 million for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are excluded from net investment gains and losses from other invested assets.

(6) Adjustments to investment gains and losses include amortization of DAC, charges and credits to participating contracts and adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Fixed Maturities

Fixed maturities consist principally of publicly traded and privately placed debt securities, and represented 75.6% and 73.6% of total cash and invested assets at December 31, 2003 and 2002, respectively. Based on estimated fair value, public fixed maturities represented $147,489 million, or 87.9%, and $121,191 million, or 86.4%, of total fixed maturities at December 31, 2003 and 2002, respectively. Based on estimated fair value, private fixed maturities represented $20,263 million, or 12.1%, and $19,097 million, or 13.6%, of total fixed maturities at December 31, 2003 and 2002, respectively. The Company invests in privately placed fixed maturities to (i) obtain higher yields than can ordinarily be obtained with comparable public market securities; (ii) provide the Company with protective covenants, call protection features and, where applicable, a higher level of collateral; and (iii) increase diversification. However, the Company may not freely trade its privately placed fixed maturities because of restrictions imposed by federal and state securities laws and illiquid markets.

In cases where quoted market prices are not available, fair values are estimated using present value or valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counter-party. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer and quoted market prices of comparable securities.

The Securities Valuation Office of the NAIC evaluates the fixed maturity investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated "Baa3" or higher by Moody's Investors Services ("Moody's"), or rated "BBB–" or higher by Standard & Poor's ("S&P")) by such rating organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

The following table presents the Company's total fixed maturities by Nationally Recognized Statistical Rating Organizations designation and the equivalent ratings of the NAIC, as well as the percentage, based on estimated fair value, that each designation comprises at:

		December 31, 2003			December 31, 2002		
NAIC Rating	Rating Agency Designation(1)	Amortized Cost	Estimated Fair Value	% of Total	Amortized Cost	Estimated Fair Value	% of Total
		(Dollars in millions)					
1	Aaa/Aa/A	$106,779	$112,333	67.0%	$ 88,201	$ 94,225	67.2%
2	Baa	39,006	42,057	25.0	32,093	33,997	24.2
3	Ba	7,388	8,011	4.8	7,519	7,437	5.3
4	B	3,578	3,814	2.3	3,636	3,408	2.4
5	Caa and lower	630	629	0.4	404	295	0.3
6	In or near default	341	371	0.2	482	479	0.3
	Subtotal	157,722	167,215	99.7	132,335	139,841	99.7
	Redeemable preferred stock	611	537	0.3	564	447	0.3
	Total fixed maturities	$158,333	$167,752	100.0%	$132,899	$140,288	100.0%

(1) Amounts presented are based on rating agency designations. Comparisons between NAIC ratings and rating agency designations are published by the NAIC. The rating agency designations are based on the availability and the lower of the applicable ratings between Moody's and S&P. The current period ratings are now presented so that the consolidated rating will be equal to the Moody's or S&P rating, whichever is more conservative. If no rating is available from a rating agency, then the MetLife rating will be used. Prior period ratings have been restated to conform with this presentation.

Based on estimated fair values, investment grade fixed maturities comprised 92.0% and 91.4% of total fixed maturities in the general account at December 31, 2003 and 2002, respectively.

The following table shows the amortized cost and estimated fair value of fixed maturities, by contractual maturity dates (excluding scheduled sinking funds) at:

	December 31, 2003		December 31, 2002	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in millions)			
Due in one year or less	$ 5,381	$ 5,542	$ 4,592	$ 4,662
Due after one year through five years	30,893	32,431	26,200	27,354
Due after five years through ten years	29,342	31,830	23,297	24,987
Due after ten years	39,011	43,064	35,507	38,452
Subtotal	104,627	112,867	89,596	95,455
Mortgage-backed and other asset-backed securities	53,095	54,348	42,739	44,386
Subtotal	157,722	167,215	132,335	139,841
Redeemable preferred stock	611	537	564	447
Total fixed maturities	$158,333	$167,752	$132,899	$140,288

Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

The fixed maturities portfolio is diversified across a broad range of asset sectors, and the asset mix did not change significantly in 2003. The following tables set forth the amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturities by sector, as well as the percentage of the total fixed maturities holdings that each sector is comprised of at:

	December 31, 2003				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
U.S. corporate securities	$ 56,757	$ 3,886	$252	$ 60,391	36.0%
Mortgage-backed securities	30,836	720	102	31,454	18.8
Foreign corporate securities	21,727	2,194	79	23,842	14.2
U.S. treasuries/agencies	14,707	1,264	26	15,945	9.5
Asset-backed securities	11,736	187	60	11,863	7.1
Commercial mortgage-backed securities	10,523	530	22	11,031	6.6
Foreign government securities	7,789	1,003	28	8,764	5.2
State and political subdivisions	3,155	209	15	3,349	2.0
Other fixed income assets	492	167	83	576	0.3
Total bonds	157,722	10,160	667	167,215	99.7
Redeemable preferred stocks	611	2	76	537	0.3
Total fixed maturities	$158,333	$10,162	$743	$167,752	100.0%

	December 31, 2002				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
U.S. corporate securities	$ 47,021	$3,193	$ 957	$ 49,257	35.1%
Mortgage-backed securities	26,966	1,076	16	28,026	20.0
Foreign corporate securities	18,001	1,435	207	19,229	13.7
U.S. treasuries/agencies	14,373	1,565	4	15,934	11.4
Asset-backed securities	9,483	228	208	9,503	6.8
Commercial mortgage-backed securities	6,290	573	6	6,857	4.9
Foreign government securities	7,012	636	52	7,596	5.4
State and political subdivisions	2,580	182	20	2,742	1.9
Other fixed income assets	609	191	103	697	0.5
Total bonds	132,335	9,079	1,573	139,841	99.7
Redeemable preferred stocks	564	—	117	447	0.3
Total fixed maturities	$132,899	$9,079	$1,690	$140,288	100.0%

Potential Problem, Problem and Restructured Fixed Maturities. The Company monitors fixed maturities to identify investments that management considers to be potential problems or problems. The Company also monitors investments that have been restructured.

The Company defines potential problem securities in the fixed maturity category as securities of an issuer deemed to be experiencing significant operating problems or difficult industry conditions. The Company uses various criteria, including the following, to identify potential problem securities:

- debt service coverage or cash flow falling below certain thresholds which vary according to the issuer's industry and other relevant factors;
- significant declines in revenues or margins;
- violation of financial covenants;
- public securities trading at a substantial discount as a result of specific credit concerns; and
- other subjective factors.

The Company defines problem securities in the fixed maturities category as securities with principal or interest payments in default, securities to be restructured pursuant to commenced negotiations, or securities issued by a debtor that has entered into bankruptcy.

The Company defines restructured securities in the fixed maturities category as securities to which the Company has granted a concession that it would not have otherwise considered but for the financial difficulties of the obligor. The Company enters into a restructuring when it believes it will realize a greater economic value under the new terms rather than through liquidation or disposition. The terms of the restructuring may involve some or all of the following characteristics: a reduction in the interest rate, an extension of the maturity date, an exchange of debt for equity or a partial forgiveness of principal or interest.

The following table presents the estimated fair value of the Company's total fixed maturities classified as performing, potential problem, problem and restructured at:

	December 31, 2003		December 31, 2002	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Performing	$167,125	99.6%	$139,452	99.4%
Potential problem	282	0.2	450	0.3
Problem	264	0.2	358	0.3
Restructured	81	0.0	28	0.0
Total	$167,752	100.0%	$140,288	100.0%

Fixed Maturity Impairment. The Company classifies all of its fixed maturities as available-for-sale and marks them to market through other comprehensive income. All securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company's process for identifying other-than-temporary impairments. The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

- length of time and the extent to which the market value has been below amortized cost;
- potential for impairments of securities when the issuer is experiencing significant financial difficulties, including a review of all securities of the issuer, including its known subsidiaries and affiliates, regardless of the form of the Company's ownership;
- potential for impairments in an entire industry sector or sub-sector;
- potential for impairments in certain economically depressed geographic locations;
- potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and
- other subjective factors, including concentrations and information obtained from regulators and rating agencies.

The Company's review of its fixed maturities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below amortized cost by 20% or more for less than six months; and (iii) securities where the estimated value had declined and remained below amortized cost by 20% or more for six months or greater. The first two categories have generally been adversely impacted by the downturn in the financial markets and overall economic conditions. While all of these securities are monitored for potential impairment, the Company's experience indicates that the first two categories do not present as great a risk of impairment, and often, fair values recover over time as the factors that caused the declines improve.

The Company records writedowns as investment losses and adjusts the cost basis of the fixed maturities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. Writedowns of fixed maturities were $338 million and $1,264 million for the years ended December 31, 2003 and 2002, respectively. The Company's three largest writedowns totaled $125 million and $352 million for the years ended December 31, 2003 and 2002, respectively. The circumstances that gave rise to these impairments were either financial restructurings or bankruptcy filings. During the years ended December 31, 2003 and 2002, the Company sold fixed maturities with a fair value of $30,714 million and $14,597 million at a loss of $486 million and $894 million, respectively.

The following table presents the total gross unrealized losses for fixed maturities where the estimated fair value had declined and remained below amortized cost by:

	December 31, 2003	
	Gross Unrealized Losses	% of Total
	(Dollars in millions)	
Less than 20%	$677	91.1%
20% or more for less than six months	22	3.0
20% or more for six months or greater	44	5.9
Total	$743	100.0%

The gross unrealized loss related to the Company's fixed maturities at December 31, 2003 was $743 million. These fixed maturities mature as follows: 1% due in one year or less; 23% due in greater than one year to five years; 18% due in greater than five years to ten years; and 58% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by sector in U.S. corporates (34%), mortgage-backed (17%) and foreign corporates (11%); and are concentrated by industry in mortgage-backed (13%), utilities (12%) and finance (8%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 6% of the $30,881 million fair value and 20% of the $743 million gross unrealized loss on fixed maturities.

The following table presents the amortized cost, gross unrealized losses and number of securities for fixed maturities where the estimated fair value had declined and remained below amortized cost by less than 20%, or 20% or more for:

	December 31, 2003					
	Amortized Cost		Gross Unrealized Losses		Number of Securities	
	Less than 20%	20% or more	Less than 20%	20% or more	Less than 20%	20% or more
	(Dollars in millions)					
Less than six months	$24,926	$ 67	$449	$22	1,331	18
Six months or greater but less than nine months	3,217	19	84	4	264	2
Nine months or greater but less than twelve months	266	17	7	4	45	3
Twelve months or greater	2,999	113	137	36	311	19
Total	$31,408	$216	$677	$66	1,951	42

The category of fixed maturity securities where the estimated fair value has declined and remained below amortized cost by less than 20% is comprised of 1,951 securities with an amortized cost of $31,408 million and a gross unrealized loss of $677 million at December 31, 2003. These fixed maturities mature as follows: 1% due in one year or less; 23% due in greater than one year to five years; 18% due in greater than five years to ten years; and 58% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by sector in U.S. corporates (33%) and mortgage-backed (18%); and are concentrated by industry in mortgage-backed (14%), utilities (13%) and finance (7%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 5% of the $30,731 million fair value and 15% of the $677 million gross unrealized loss.

The category of fixed maturity securities where the estimated fair value has declined and remained below amortized cost by 20% or more for less than six months is comprised of 18 securities with an amortized cost of $67 million and a gross unrealized loss of $22 million at December 31, 2003. These fixed maturities mature as follows: 1% due in greater than one year to five years; 64% due in greater than five years to ten years; and 35% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by sector in foreign governments (41%) and asset-backed (35%); and are concentrated by industry in asset-backed (35%) and finance (23%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 83% of the $45 million fair value and 82% of the $22 million gross unrealized loss.

The total of fixed maturity securities where the estimated fair value has declined and remained below amortized cost by 20% or more for six months or greater is comprised of 24 securities with an amortized cost of $149 million and a gross unrealized loss of $44 million at December 31, 2003. These fixed maturities mature as follows: 27% due in greater than five years to ten years; and 73% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by security type in U.S. corporates (57%) and asset-backed (18%); and are concentrated by industry in transportation (53%), finance (24%) and asset-backed (18%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 48% of the $105 million fair value and 60% of the $44 million gross unrealized loss.

The Company held two fixed maturity securities each with a gross unrealized loss at December 31, 2003 greater than $10 million. One of these securities represents 25% of the gross unrealized loss on fixed maturities where the estimated fair value had declined and remained below amortized cost by 20% or more for six months or greater. The security is in the U.S. corporate sector, and the estimated fair value and gross unrealized loss at December 31, 2003 was $14 million and $11 million, respectively. The Company analyzed this fixed maturity security as of December 31, 2003 to determine whether this security was other-than-temporarily impaired. The Company believes that the estimated fair value of this security, which is in the transportation industry, was depressed as a result of generally difficult economic and market conditions. The Company believes that the analysis of the security indicated that the financial strength, liquidity, leverage, future outlook and/or recent management actions supports the view that the security was not other-than-temporarily impaired as of December 31, 2003.

Corporate Fixed Maturities. The table below shows the major industry types that comprise the corporate bond holdings at:

	December 31, 2003		December 31, 2002	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Industrial	$34,474	40.9%	$29,077	42.5%
Utility	9,955	11.8	7,219	10.5
Finance	14,287	17.0	12,596	18.4
Yankee/Foreign(1)	23,842	28.3	19,229	28.1
Other	1,675	2.0	365	0.5
Total	$84,233	100.0%	$68,486	100.0%

(1) Includes publicly traded, U.S. dollar-denominated debt obligations of foreign obligors, known as Yankee bonds, and other foreign investments.

The Company maintains a diversified corporate bond portfolio across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of the total invested assets of the portfolio. At December 31, 2003 and 2002, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $4,683 million and $2,973 million, respectively, which was less than 3% and 2%, respectively, of the Company's total invested assets at such date. The exposure to the largest single issuer of corporate bonds held at December 31, 2003 and 2002 was $618 million and $385 million, respectively.

At December 31, 2003 and 2002, investments of $16,572 million and $14,778 million, respectively, or 69.5% and 76.9%, respectively, of the Yankee/Foreign sector, represented exposure to traditional Yankee bonds. This exposure was U.S. dollar-denominated and was concentrated by security type in industrial and financial institutions. The Company diversifies the Yankee/Foreign portfolio by country and issuer.

The Company has hedged all of its material exposure to foreign currency risk in its invested assets. In the Company's international insurance operations, both its assets and liabilities are generally denominated in local currencies. Foreign currency denominated securities supporting U.S. dollar liabilities are generally swapped back into U.S. dollars.

Mortgage-Backed Securities. The following table shows the types of mortgage-backed securities the Company held at:

	December 31, 2003		December 31, 2002	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Pass-through securities	$15,427	36.3%	$12,515	35.9%
Collateralized mortgage obligations	16,027	37.7	15,511	44.5
Total mortgage-backed securities	31,454	74.0	28,026	80.4
Commercial mortgage-backed securities	11,031	26.0	6,857	19.6
Total	$42,485	100.0%	$34,883	100.0%

At December 31, 2003 and 2002, pass-through and collateralized mortgage obligations totaled $31,454 million and $28,026 million, respectively, or 74.0% and 80.4%, respectively, of total mortgage-backed securities, and a majority of these amounts represented agency-issued pass-through and collateralized mortgage obligations guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. At December 31, 2003 and 2002, approximately $6,992 million and $3,598 million, respectively, or 63.4% and 52.5%, respectively, of the commercial mortgage-backed securities, and $31,210 million and $27,590 million, respectively, or 99.2% and 98.4%, respectively, of the pass-through securities and collateralized mortgage obligations, were rated Aaa/AAA by Moody's or S&P.

The principal risks inherent in holding residential mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash will be received and are dependent on the level of mortgage interest rates. Prepayment risk is the unexpected increase in principal payments primarily as a result of homeowner refinancing. Extension risk relates to the unexpected slowdown in principal payments. The Company's active monitoring of its residential mortgage-backed securities mitigates exposure to the cash flow uncertainties associated with these risks.

The principal risks in owning commercial mortgage-backed securities are related to structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure and the adequacy of and ability to realize proceeds from the underlying real estate collateral. Credit risk results from potential defaults on the underlying commercial mortgages. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

Asset-Backed Securities. Asset-backed securities, which include home equity loans, credit card receivables, collateralized debt obligations and automobile receivables, are purchased both to diversify the overall risks of the Company's fixed maturity assets and to provide income. The Company's asset-backed securities are diversified both by sector and by issuer. Credit card and home equity loan securitizations, each accounting for about 29% of the total holdings, constitute the largest exposures in the Company's asset-backed securities portfolio. Asset-backed securities generally have limited sensitivity to changes in interest rates. Approximately $7,528 million and $4,912 million, or 63.5% and 51.7%, of total asset-backed securities were rated Aaa/AAA by Moody's or S&P at December 31, 2003 and 2002, respectively.

The principal risks in holding asset-backed securities are related to structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits, such as credit card holders, equipment lessees, and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

Structured Investment Transactions. The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company's total return of the investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar instruments.

The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote SPE and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on these beneficial interests is recognized using the prospective method in accordance with EITF Issue No. 99-20, *Recognition of Interest Income and Impairment on Certain Investments* ("EITF 99-20"). The SPEs used to securitize assets are not consolidated by the Company because the Company has determined that it is not the primary beneficiary of these entities based on the framework provided in FASB Interpretation No. 46 (revised December 31, 2003), *Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51* ("FIN 46(r)"). Prior to the adoption of FIN 46(r), such SPEs were not consolidated because they did not meet the criteria for consolidation under previous accounting guidance.

The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company's exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because the Company has determined that it is not the primary beneficiary of these entities based on the framework provided in FIN 46(r). Prior to the adoption of FIN 46(r), such SPEs were not consolidated because they did not meet the criteria for consolidation under previous accounting guidance. These beneficial interests are generally structured notes, as defined by EITF Issue No. 96-12, *Recognition of Interest Income and Balance Sheet Classification of Structured Notes,* which are included in fixed maturities, and their income is recognized using the retrospective interest method or the level yield method, as appropriate. Impairments of these beneficial interests are included in net investment gains and losses.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are collateralized by commercial, agricultural and residential properties. Mortgage loans on real estate comprised 11.8% and 13.2% of the Company's total cash and invested assets at December 31, 2003 and 2002, respectively. The carrying value of mortgage loans on real estate is stated at original cost net of repayments, amortization of premiums, accretion of discounts and valuation allowances. The following table shows the carrying value of the Company's mortgage loans on real estate by type at:

	December 31, 2003		December 31, 2002	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Commercial	$20,300	77.3%	$19,552	78.0%
Agricultural	5,327	20.3	5,146	20.5
Residential	622	2.4	388	1.5
Total	$26,249	100.0%	$25,086	100.0%

Commercial Mortgage Loans. The Company diversifies its commercial mortgage loans by both geographic region and property type, and manages these investments through a network of regional offices overseen by its investment department. The following table presents the distribution across geographic regions and property types for commercial mortgage loans at:

	December 31, 2003		December 31, 2002	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Region				
South Atlantic	$ 4,978	24.5%	$ 5,076	26.0%
Pacific	5,005	24.7	4,180	21.4
Middle Atlantic	3,455	17.0	3,441	17.6
East North Central	1,821	9.0	2,147	11.0
West South Central	1,370	6.8	1,097	5.6
New England	1,278	6.3	1,323	6.8
International	836	4.1	632	3.2
Mountain	740	3.6	833	4.2
West North Central	619	3.0	645	3.3
East South Central	198	1.0	178	0.9
Total	$20,300	100.0%	$19,552	100.0%
Property Type				
Office	$ 9,170	45.2%	$ 9,340	47.8%
Retail	5,006	24.7	4,320	22.1
Apartments	2,832	13.9	2,793	14.3
Industrial	1,911	9.4	1,910	9.7
Hotel	1,032	5.1	942	4.8
Other	349	1.7	247	1.3
Total	$20,300	100.0%	$19,552	100.0%

The following table presents the scheduled maturities for the Company's commercial mortgage loans at:

	December 31, 2003		December 31, 2002	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Due in one year or less	$ 708	3.5%	$ 713	3.6%
Due after one year through two years	1,065	5.2	1,204	6.2
Due after two years through three years	2,020	10.0	1,939	9.9
Due after three years through four years	2,362	11.6	2,048	10.5
Due after four years through five years	3,157	15.6	2,443	12.5
Due after five years	10,988	54.1	11,205	57.3
Total	$20,300	100.0%	$19,552	100.0%

Potential Problem, Problem and Restructured Mortgage Loans. The Company monitors its mortgage loan investments on an ongoing basis. Through this monitoring process, the Company reviews loans that are restructured, delinquent or under foreclosure and identifies those that management considers to be potentially delinquent. These loan classifications are consistent with those used in industry practice.

The Company defines potentially delinquent loans as loans that, in management's opinion, have a high probability of becoming delinquent. The Company defines delinquent mortgage loans, consistent with industry practice, as loans in which two or more interest or principal payments are past due. The Company defines mortgage loans under foreclosure as loans in which foreclosure proceedings have formally commenced. The Company defines restructured mortgage loans as loans in which the Company, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider.

The Company reviews all mortgage loans on an ongoing basis. These reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis and tenant creditworthiness. The Company also reviews loan-to-value ratios and debt coverage ratios for restructured loans, delinquent loans, loans under foreclosure, potentially delinquent loans, loans with an existing valuation allowance, loans maturing within two years and loans with a loan-to-value ratio greater than 90% as determined in the prior year.

The principal risks in holding commercial mortgage loans are property specific, supply and demand, financial and capital market risks. Property specific risks include the geographic location of the property, the physical condition of the property, the diversification of tenants and the rollover of their leases and the ability of the property manager to attract tenants and manage expenses. Supply and demand risks include changes in the supply and/or demand for rental space, which cause changes in vacancy rates and/or rental rates. Financial risks include the overall level of debt on the property and the amount of principal repaid during the loan term. Capital market risks include the general level of interest rates, the liquidity for these securities in the marketplace and the capital available for loan refinancing.

The Company establishes valuation allowances for loans that it deems impaired, as determined through its mortgage review process. The Company's valuation allowance is established both on a loan specific basis for those loans where a property or market specific risk has been identified that could likely result in a future default, as well as for pools of loans with similar high risk characteristics where a property specific or market risk has not been identified. Loans that are individually reviewed are evaluated based on the definition of impaired loans consistent with SFAS No. 114, *Accounting by Creditors for Impairments of a Loan* ("SFAS 114"), as loans on which it probably will not collect all amounts due according to applicable contractual terms of the agreement. The Company bases valuation allowances upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the value of the loan's collateral. The Company records valuation allowances as investment losses. The Company records subsequent adjustments to allowances as investment gains or losses. The allowance for loan loss for pools of other loans with similar characteristics is established in accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"), when a loss contingency exists. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. SFAS 5 works in conjunction with, but does not overlap with, SFAS 114. The Company applies SFAS 5 to groups of loans with similar characteristics based on property types and loan to value risk factors. The Company records adjustments to its loan loss allowance as investment losses.

The following table presents the amortized cost and valuation allowance for commercial mortgage loans distributed by loan classification at:

	December 31, 2003				December 31, 2002			
	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost
	(Dollars in millions)							
Performing	$20,315	99.5%	$ 95	0.5%	$19,343	98.3%	$ 60	0.3%
Restructured	77	0.4	23	29.9%	246	1.3	49	19.9%
Delinquent or under foreclosure	—	0.0	—	0.0%	14	0.1	—	0.0%
Potentially delinquent	30	0.1	4	13.3%	68	0.3	10	14.7%
Total	$20,422	100.0%	$122	0.6%	$19,671	100.0%	$119	0.6%

(1) Amortized cost is equal to carrying value before valuation allowances.

The following table presents the changes in valuation allowances for commercial mortgage loans for the:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Balance, beginning of year	$119	$134	$ 76
Additions	51	38	84
Deductions	(48)	(53)	(26)
Balance, end of year	$122	$119	$134

Agricultural Mortgage Loans. The Company diversifies its agricultural mortgage loans by both geographic region and product type. The Company manages these investments through a network of regional offices and field professionals overseen by its investment department.

Approximately 67% of the $5,327 million of agricultural mortgage loans outstanding at December 31, 2003 were subject to rate resets prior to maturity. A substantial portion of these loans generally is successfully renegotiated and remains outstanding to maturity. The process and policies for monitoring the agricultural mortgage loans and classifying them by performance status are generally the same as those for the commercial loans.

The following table presents the amortized cost and valuation allowances for agricultural mortgage loans distributed by loan classification at:

	December 31, 2003				December 31, 2002			
	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost
	(Dollars in millions)							
Performing	$5,162	96.7%	$—	0.0%	$4,980	96.7%	$—	0.0%
Restructured	111	2.1	1	0.9%	140	2.7	5	3.6%
Delinquent or under foreclosure	36	0.7	2	5.6%	14	0.3	—	0.0%
Potentially delinquent	24	0.5	3	12.5%	18	0.3	1	5.6%
Total	$5,333	100.0%	$ 6	0.1%	$5,152	100.0%	$ 6	0.1%

(1) Amortized cost is equal to carrying value before valuation allowances.

The following table presents the changes in valuation allowances for agricultural mortgage loans for the:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Balance, beginning of year	$6	$9	$ 7
Additions	1	3	21
Deductions	(1)	(6)	(19)
Balance, end of year	$6	$6	$ 9

The principal risks in holding agricultural mortgage loans are property specific, supply and demand, financial and capital market risks. Property specific risks include the geographic location of the property, soil types, weather conditions and the other factors that may impact the borrower's guaranty. Supply and demand risks include the supply and demand for the commodities produced on the specific property and the related price for those commodities. Financial risks include the overall level of debt on the property and the amount of principal repaid during the loan term. Capital market risks include the general level of interest rates, the liquidity for these securities in the marketplace and the capital available for loan refinancing.

Real Estate and Real Estate Joint Ventures

The Company's real estate and real estate joint venture investments consist of commercial, residential and agricultural properties located primarily throughout the U.S. The Company manages these investments through a network of regional offices overseen by its investment department. At December 31, 2003 and 2002, the carrying value of the Company's real estate, real estate joint ventures and real estate held-for-sale was $4,803 million and $4,725 million, respectively, or 2.2%, and 2.5% of total cash and invested assets, respectively. The carrying value of real estate is stated at depreciated cost net of impairments and valuation allowances. The carrying value of real estate joint ventures is stated at the Company's equity in the real estate joint ventures net of impairments and valuation allowances. The following table presents the carrying value of the Company's real estate, real estate joint ventures, real estate held-for-sale and real estate acquired upon foreclosure at:

	December 31, 2003		December 31, 2002	
Type	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Real estate held-for-investment	$4,274	89.0%	$3,546	75.0%
Real estate joint ventures held-for-investment	438	9.1	377	8.0
Foreclosed real estate held-for-investment	2	0.1	3	0.1
	4,714	98.2	3,926	83.1
Real estate held-for-sale	88	1.8	792	16.8
Foreclosed real estate held-for-sale	1	0.0	7	0.1
	89	1.8	799	16.9
Total real estate, real estate joint ventures and real estate held-for-sale	$4,803	100.0%	$4,725	100.0%

Office properties represent 58% of the Company's equity real estate portfolio at both December 31, 2003 and 2002. The average occupancy level of office properties was 89% and 92% at December 31, 2003 and 2002, respectively.

Ongoing management of these investments includes quarterly valuations, as well as an annual market update and review of each property's budget, financial returns, lease rollover status and the Company's exit strategy.

The Company adjusts the carrying value of real estate and real estate joint ventures held-for-investment for impairments whenever events or changes in circumstances indicate that the carrying value of the property may not be recoverable. The Company writes down impaired real estate to estimated fair value, when the carrying value of the real estate exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the real estate. The Company records writedowns as investment losses and reduces the cost basis of the properties accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

The Company's real estate equity portfolio at December 31, 2003 was mainly comprised of a core portfolio of multi-tenanted office buildings with high tenant credit quality, net leased properties and apartments. The objective is to maximize earnings by building upon and strengthening the core portfolio through selective acquisitions and dispositions. The Company took advantage of a significant demand for Class A, institutional grade properties and sold certain real estate holdings in its portfolio mostly during the fourth quarter of 2002. This sales program did not represent any fundamental change in the Company's investment strategy.

Once the Company identifies a property that is expected to be sold within one year and commences a firm plan for marketing the property, in accordance with SFAS 144, the Company, if applicable, classifies the property as held-for-sale and reports the related net investment income and any resulting investment gains and losses as discontinued operations. Further, the Company establishes and periodically revises, if necessary, a valuation allowance to adjust the carrying value of the property to its expected sales value, less associated selling costs, if it is lower than the property's carrying value. The Company records valuation allowances as investment losses and subsequent adjustments as investment gains or losses. If circumstances arise that were previously considered unlikely and, as a result, the property is expected to be on the market longer than anticipated, a held-for-sale property is generally reclassified to held-for-investment and measured as such.

The Company's carrying value of real estate held-for-sale, including real estate acquired upon foreclosure of commercial and agricultural mortgage loans, in the amounts of $89 million and $799 million at December 31, 2003 and 2002, respectively, are net of valuation allowances of $12 million and $11 million, respectively. There were no impairments at December 31, 2003; however, the December 31, 2002 amount included a net impairment of $5 million.

The Company records real estate acquired upon foreclosure of commercial and agricultural mortgage loans at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

Certain of the Company's investments in real estate joint ventures meet the definition of a VIE under FIN 46(r). See "— Variable Interest Entities."

On August 28, 2003, the Company (through one of its subsidiaries) acquired the Sears Tower building through the acquisition of a controlling interest in a partnership holding title to the building. Subsequent to December 31, 2003, MetLife entered into a marketing agreement to sell one of its real estate investments, the Sears Tower, and reclassified the property from Real Estate — Held-for Investments to Real Estate — Held-for Sale. The carrying value of the property as of December 31, 2003 is approximately $700 million.

Equity Securities and Other Limited Partnership Interests

The Company's carrying value of equity securities, which primarily consist of investments in common and preferred stocks and mutual fund interests, was $1,598 million and $1,613 million at December 31, 2003 and 2002, respectively. Substantially all of the common stock is publicly traded on major securities exchanges. The carrying value of the other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the U.S. and overseas) was $2,477 million and $2,395 million at December 31, 2003 and 2002, respectively. The Company classifies its investments in common stocks as available-for-sale and marks them to market, except for non-marketable private equities, which are generally carried at cost. The Company uses the equity method of accounting for investments in limited partnership interests in which it has more than a minor interest, has influence over the partnership's operating and financial policies and does not have a controlling interest. The Company uses the cost method for minor interest investments and when it has virtually no influence over the partnership's operating and financial policies. The Company's investments in equity securities excluding partnerships represented 0.7% and 0.8% of cash and invested assets at December 31, 2003 and 2002, respectively.

Equity securities include private equity securities with an estimated fair value of $432 million and $443 million at December 31, 2003 and 2002, respectively. The Company may not freely trade its private equity securities because of restrictions imposed by federal and state securities laws and illiquid markets.

The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,380 million and $1,667 million at December 31, 2003 and 2002, respectively. The Company anticipates that these amounts could be invested in these partnerships any time over the next five years.

Some of the Company's investments in other limited partnership interests meet the definition of a VIE under FIN 46(r). See " — Variable Interest Entities."

The following tables set forth the cost, gross unrealized gain or loss and estimated fair value of the Company's equity securities, as well as the percentage of the total equity securities at:

	December 31, 2003				
		Gross Unrealized			
	Cost	Gain	Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
Equity Securities:					
Common stocks	$ 620	$334	$2	$ 952	59.6%
Nonredeemable preferred stocks	602	48	4	646	40.4
Total equity securities	$1,222	$382	$6	$1,598	100.0%

	December 31, 2002				
		Gross Unrealized			
	Cost	Gain	Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
Equity Securities:					
Common stocks	$ 877	$115	$79	$ 913	56.6%
Nonredeemable preferred stocks	679	25	4	700	43.4
Total equity securities	$1,556	$140	$83	$1,613	100.0%

Potential Problem and Problem Equity Securities and Other Limited Partnership Interests. The Company monitors its equity securities and other limited partnership interests on a continual basis. Through this monitoring process, the Company identifies investments that management considers to be problems or potential problems.

Potential problem equity securities and other limited partnership interests are defined as securities issued by a company that is experiencing significant operating problems or difficult industry conditions. Criteria generally indicative of these problems or conditions are (i) cash flows falling below varying thresholds established for the industry and other relevant factors; (ii) significant declines in revenues and/or margins; (iii) public securities trading at a substantial discount compared to original cost as a result of specific credit concerns; and (iv) other information that becomes available.

Problem equity securities and other limited partnership interests are defined as securities (i) in which significant declines in revenues and/or margins threaten the ability of the issuer to continue operating; or (ii) where the issuer has entered into bankruptcy.

Equity Security Impairment. The Company classifies all of its equity securities as available-for-sale and marks them to market through other comprehensive income. All securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company's process for identifying other-than-temporary impairments. The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

- length of time and the extent to which the market value has been below cost;
- potential for impairments of securities when the issuer is experiencing significant financial difficulties, including a review of all securities of the issuer, including its known subsidiaries and affiliates, regardless of the form of the Company's ownership;
- potential for impairments in an entire industry sector or sub-sector;
- potential for impairments in certain economically depressed geographic locations;

- potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and
- other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Equity securities or other limited partnership interests which are deemed to be other-than-temporarily impaired are written down to fair value. The Company records writedowns as investment losses and adjusts the cost basis of the equity securities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. Writedowns of equity securities and other limited partnership interests were $108 million and $191 million years ended December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, the Company sold equity securities with an estimated fair value of $62 million and $915 million, at a loss of $13 million and $85 million, respectively.

The gross unrealized loss related to the Company's equity securities at December 31, 2003 was $6 million. Such securities are concentrated by security type in common stock (36%) and preferred stock (63%); and are concentrated by industry in financial (57%) and domestic broad market mutual funds (7%) (calculated as a percentage of gross unrealized loss).

The following table presents the cost, gross unrealized losses and number of securities for equity securities where the estimated fair value had declined and remained below cost by less than 20%, or 20% or more for:

	December 31, 2003					
	Cost		Gross Unrealized Losses		Number of Securities	
	Less than 20%	20% or more	Less than 20%	20% or more	Less than 20%	20% or more
	(Dollars in millions)					
Less than six months	$58	$1	$6	$—	19	1
Six months or greater but less than nine months	—	—	—	—	—	—
Nine months or greater but less than twelve months	—	—	—	—	—	2
Twelve months or greater	22	—	—	—	14	—
Total	$80	$1	$6	$—	33	3

The Company's review of its equity security exposure includes the analysis of total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost by 20% or more for six months or greater. While all of these securities are monitored for potential impairment, the Company's experience indicates that the first two categories do not present as great a risk of impairment, and often, fair values recover over time as the factors that caused the declines improve.

The following table presents the total gross unrealized losses for equity securities at December 31, 2003 where the estimated fair value had declined and remained below cost by:

	December 31, 2003	
	Gross Unrealized Losses	% of Total
	(Dollars in millions)	
Less than 20%	$6	$ 100%
20% or more for less than six months	—	—
20% or more for six months or greater	—	—
Total	$6	100.0%

The category of equity securities where the estimated fair value has declined and remained below cost by less than 20% is comprised of 33 equity securities with a cost of $80 million and a gross unrealized loss of $6 million. These securities are concentrated by security type in common stock (33%) and preferred stock (65%); and concentrated by industry in financial (59%) and communications (3%) (calculated as a percentage of gross unrealized loss). The significant factors considered at December 31, 2003 in the review of equity securities for other-than-temporary impairment were as a result of generally difficult economic and market conditions.

The Company did not hold any equity securities with a gross unrealized loss at December 31, 2003 greater than $5 million.

Other Invested Assets

The Company's other invested assets consist principally of leveraged leases and funds withheld at interest of $3.9 billion and $3.1 billion at December 31, 2003 and 2002, respectively. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions, which are diversified by industry, asset type and geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies equal to the net statutory reserves are withheld and continue to be legally owned by the ceding company. Other invested assets also include the fair value of embedded derivatives related to funds withheld and modified coinsurance contracts. Interest accrues to these funds withheld at rates defined by the treaty terms and may be contractually specified or directly related to the investment portfolio. The Company's other invested assets represented 2.1% and 1.9% of cash and invested assets at December 31, 2003 and 2002, respectively.

Derivative Financial Instruments

The Company uses derivative instruments to manage risk through one of five principal risk management strategies: the hedging of (i) liabilities; (ii) invested assets; (iii) portfolios of assets or liabilities; (iv) net investment in certain foreign operations; and (v) firm commitments and forecasted transactions. Additionally, the Company enters into income generation and replication derivative transactions as permitted by its insurance subsidiaries' Derivatives Use Plans approved by the applicable state insurance departments. The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards and options, including caps and floors.

The table below provides a summary of the notional amount and fair value of derivative financial instruments held at December 31, 2003 and 2002:

	2003			2002		
	Notional Amount	Current Market or Fair Value		Notional Amount	Current Market or Fair Value	
		Assets	Liabilities		Assets	Liabilities
	(Dollars in millions)					
Financial futures	$ 1,348	$ 8	$ 30	$ 4	$ —	$ —
Interest rate swaps	9,944	189	36	3,866	196	126
Floors	325	5	—	325	9	—
Caps	9,345	29	—	8,040	—	—
Financial forwards	1,310	2	3	1,945	—	12
Foreign currency swaps	4,710	9	796	2,371	92	181
Options	6,065	7	—	6,472	9	—
Foreign currency forwards	695	5	32	54	—	1
Credit default swaps	615	2	1	376	2	—
Total contractual commitments	$34,357	$256	$898	$23,453	$308	$320

Variable Interest Entities

The Company has adopted the provisions of FIN 46 and FIN 46(r). See "— Recent Accounting Standards." At December 31, 2003, FIN 46(r) did not require the Company to consolidate any additional VIEs that were not previously consolidated.

The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that (i) it is the primary beneficiary and which will be consolidated in the Company's financial statements beginning March 31, 2004, and (ii) it holds significant valuable interests but it is not the primary beneficiary and which will not be consolidated:

	December 31, 2003			
	Primary Beneficiary(1)		Not Primary Beneficiary	
	Total Assets(2)	Maximum Exposure to Loss(3)	Total Assets(2)	Maximum Exposure to Loss(3)
	(Dollars in millions)			
SPEs:				
Asset-backed securitizations and Collateralized debt obligations	$ —	$ —	$2,400	$20
Non-SPEs:				
Real estate joint ventures(4)	617	238	42	59
Other limited partnerships(5)	29	27	459	10
Total	$646	$265	$2,901	$89

(1) Had the Company consolidated these VIEs at December 31, 2003, the transition adjustments would have been $10 million, net of income tax.

(2) The assets of the asset-backed securitizations and collateralized debt obligations are reflected at fair value as of December 31, 2003. The assets of the real estate joint ventures and other limited partnerships are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(3) The maximum exposure to loss of the asset-backed securitizations and collateralized debt obligations is equal to the carrying amounts of retained interests. In addition, the Company provides collateral management services for certain of these structures for which it collects a management fee. The maximum exposure to loss relating to real estate joint ventures and other limited partnerships is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

(4) Real estate joint ventures include partnerships and other ventures, which engage in the acquisition, development, management and disposal of real estate investments.

(5) Other limited partnerships include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships established for the purpose of investing in low-income housing that qualifies for federal tax credits.

Securities Lending

The Company participates in a securities lending program whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $25,121 million and $16,196 million and an estimated fair value of $26,387 million and $17,625 million were on loan under the program at December 31, 2003 and 2002, respectively. The Company was liable for cash collateral under its control of $27,083 million and $17,862 million at December 31, 2003 and 2002, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

Separate Account Assets

The Company manages each separate account's assets in accordance with the prescribed investment policy that applies to that specific separate account. The Company establishes separate accounts on a single client and multi-client commingled basis in conformity with insurance laws. Generally, separate accounts are not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to the Company's general account claims only to the extent that the value of such assets exceeds the separate account liabilities, as defined by the account's contract. The Company reports separately as assets and liabilities investments held in separate accounts and liabilities of the separate accounts. The Company reports substantially all separate account assets at their fair market value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders, and, accordingly, the Company does not reflect them in its consolidated statements of income and cash flows. The Company reflects in its revenues fees charged to the separate accounts by the Company, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Effective January 1, 2004, in accordance with new accounting guidance, approximately $1,678 million of separate account assets will be transferred to investments with a corresponding transfer of separate account liabilities to future policy benefits and policyholder account balances.

Quantitative and Qualitative Disclosures About Market Risk.

The Company must effectively manage, measure and monitor the market risk associated with its invested assets and interest rate sensitive insurance contracts. It has developed an integrated process for managing risk, which it conducts through its Corporate Risk Management Department, several asset/liability committees and additional specialists at the business segment level. The Company has established and implemented comprehensive policies and procedures at both the corporate and business segment level to minimize the effects of potential market volatility.

Market Risk Exposures

The Company has exposure to market risk through its insurance operations and investment activities. For purposes of this disclosure, "market risk" is defined as the risk of loss resulting from changes in interest rates, equity prices and foreign currency exchange rates.

Interest rates. The Company's exposure to interest rate changes results from its significant holdings of fixed maturities, as well as its interest rate sensitive liabilities. The fixed maturities include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds and mortgage-backed securities, all of which are mainly exposed to changes in medium and long-term treasury rates. The interest rate sensitive liabilities for purposes of this disclosure include guaranteed interest contracts and fixed annuities, which have the same interest rate exposure (medium- and long-term treasury rates) as the fixed maturities. The Company employs product design, pricing and asset/liability management strategies to reduce the adverse effects of interest rate volatility. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products. Asset/liability management strategies include the use of derivatives, the purchase of securities structured to protect against prepayments, prepayment restrictions and related fees on mortgage loans and consistent monitoring of the pricing of the Company's products in order to better match the duration of the assets and the liabilities they support.

Equity prices. The Company's investments in equity securities expose it to changes in equity prices. It manages this risk on an integrated basis with other risks through its asset/liability management strategies. The Company also manages equity price risk through industry and issuer diversification and asset allocation techniques.

Foreign currency exchange rates. The Company's exposure to fluctuations in foreign currency exchange rates against the U.S. dollar results from its holdings in non-U.S. dollar denominated fixed maturity securities and equity securities and through its investments in foreign subsidiaries. The principal currencies which create foreign currency exchange rate risk in the Company's investment portfolios are Canadian dollars, Mexican pesos, Chilean pesos and British pounds. The Company mitigates the majority of its fixed maturities' foreign currency exchange rate risk through the utilization of foreign currency swaps and forward contracts. Through its investments in foreign subsidiaries, the Company is primarily exposed to the Mexican peso and South Korean won. The Company has denominated substantially all assets and liabilities of its foreign subsidiaries in their respective local currencies, thereby minimizing its risk to foreign currency exchange rate fluctuations.

Risk Management

Corporate risk management. MetLife has established several financial and non-financial senior management committees as part of its risk management process. These committees manage capital and risk positions, approve asset/liability management strategies and establish appropriate corporate business standards.

MetLife also has a separate Corporate Risk Management Department, which is responsible for risk throughout MetLife and reports to MetLife's Chief Financial Officer. The Corporate Risk Management Department's primary responsibilities consist of:

- implementing a board of directors-approved corporate risk framework, which outlines the Company's approach for managing risk on an enterprise-wide basis;
- developing policies and procedures for managing, measuring and monitoring those risks identified in the corporate risk framework;
- establishing appropriate corporate risk tolerance levels;
- deploying capital on an economic capital basis; and
- reporting on a periodic basis to the Governance Committee of the Holding Company's Board of Directors and various financial and non-financial senior management committees.

Asset/liability management. At MetLife, asset/liability management is the responsibility of the General Account Portfolio Management Department ("GAPM"), the operating business segments and various GAPM boards. The GAPM boards are comprised of senior officers from the investment department, senior managers from each business segment and the Executive Vice-President in charge of risk management at MetLife. The GAPM boards' duties include setting broad asset/liability management policy and strategy, reviewing and approving target portfolios, establishing investment guidelines and limits, and providing oversight of the portfolio management process.

The portfolio managers and asset sector specialists, who have responsibility on a day-to-day basis for risk management of their respective investing activities, implement the goals and objectives established by the GAPM boards. The goals of the investment process are to optimize after-tax, risk-adjusted investment income and after-tax, risk-adjusted total return while ensuring that the assets and liabilities are managed on a cash flow and duration basis. The risk management objectives established by the GAPM boards stress quality, diversification, asset/liability matching, liquidity and investment return.

Each of MetLife's business segments has an asset/liability officer who works with portfolio managers in the investment department to monitor investment, product pricing, hedge strategy and liability management issues. MetLife establishes target asset portfolios for each major insurance product, which represent the investment strategies used to profitably fund its liabilities within acceptable levels of risk. These strategies include objectives for effective duration, yield curve sensitivity, convexity, liquidity, asset sector concentration and credit quality.

To manage interest rate risk, the Company performs periodic projections of asset and liability cash flows to evaluate the potential sensitivity of its securities investments and liabilities to interest rate movements. These projections involve evaluating the potential gain or loss on most of the Company's in-force business under various increasing and decreasing interest rate environments. The Company has developed models of its in-force business that reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality and interest crediting rates. In addition, these models include asset cash flow projections reflecting interest payments, sinking fund payments, principal payments, bond calls, mortgage prepayments and defaults. New York Insurance Department regulations require that MetLife perform some of these analyses annually as part of the annual proof of the sufficiency of its regulatory reserves to meet adverse interest rate scenarios.

Hedging activities. MetLife's risk management strategies incorporate the use of various interest rate derivatives that are used to adjust the overall duration and cash flow profile of its invested asset portfolios to better match the duration and cash flow profile of its liabilities to reduce interest rate risk. Such instruments include financial futures, financial forwards, interest rate and credit default swaps, floors, options, written covered calls and caps. MetLife also uses foreign currency swaps and foreign currency forwards to hedge its foreign currency denominated fixed income investments.

Economic Capital. Beginning in 2003, the Company changed its methodology of allocating capital to its business segments from RBC to Economic Capital. Prior to 2003, the Company's business segments' allocated equity was primarily based on RBC, an internally developed formula based on applying a multiple to the NAIC Statutory Risk-Based Capital and includes certain GAAP accounting adjustments. Economic Capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The Economic Capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. This is in contrast to the standardized regulatory RBC formula, which is not as refined in its risk calculations with respect to the nuances of the Company's businesses.

This change in methodology is being applied prospectively. This change has and will continue to impact the level of net investment income and net income of each of the Company's business segments. A portion of net investment income is credited to the segments based on the level of allocated equity. This change in methodology of allocating equity does not impact the Company's consolidated net investment income or net income.

Risk Measurement; Sensitivity Analysis

The Company measures market risk related to its holdings of invested assets and other financial instruments, including certain market risk sensitive insurance contracts ("other financial instruments"), based on changes in interest rates, equity prices and currency exchange rates, utilizing a sensitivity analysis. This analysis estimates the potential changes in fair value, cash flows and earnings based on a hypothetical 10% change (increase or decrease) in interest rates, equity prices and currency exchange rates. The Company believes that a 10% change (increase or decrease) in these market rates and prices is reasonably possible in the near-term. In performing this analysis, the Company used market rates at December 31, 2003 to re-price its invested assets and other financial instruments. The sensitivity analysis separately calculated each of MetLife's market risk exposures (interest rate, equity price and foreign currency exchange rate) related to its non-trading invested assets and other financial instruments. The Company does not maintain a trading portfolio.

The sensitivity analysis performed included the market risk sensitive holdings described above. The Company modeled the impact of changes in market rates and prices on the fair values of its invested assets, earnings and cash flows as follows:

Fair values. The Company bases its potential change in fair values on an immediate change (increase or decrease) in:

- the net present values of its interest rate sensitive exposures resulting from a 10% change (increase or decrease) in interest rates;
- the U.S. dollar equivalent balances of the Company's currency exposures due to a 10% change (increase or decrease) in currency exchange rates; and
- the market value of its equity positions due to a 10% change (increase or decrease) in equity prices.

Earnings and cash flows. MetLife calculates the potential change in earnings and cash flows on the change in its earnings and cash flows over a one-year period based on an immediate 10% change (increase or decrease) in market rates and equity prices. The following factors were incorporated into the earnings and cash flows sensitivity analyses:

- the reinvestment of fixed maturity securities;
- the reinvestment of payments and prepayments of principal related to mortgage-backed securities;
- the re-estimation of prepayment rates on mortgage-backed securities for each 10% change (increase or decrease) in the interest rates; and
- the expected turnover (sales) of fixed maturities and equity securities, including the reinvestment of the resulting proceeds.

The sensitivity analysis is an estimate and should not be viewed as predictive of the Company's future financial performance. The Company cannot assure that its actual losses in any particular year will not exceed the amounts indicated in the table below. Limitations related to this sensitivity analysis include:

- the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgages;
- the analysis excludes other significant real estate holdings and liabilities pursuant to insurance contracts; and
- the model assumes that the composition of assets and liabilities remains unchanged throughout the year.

Accordingly, the Company uses such models as tools and not substitutes for the experience and judgment of its corporate risk and asset/liability management personnel.

Based on its analysis of the impact of a 10% change (increase or decrease) in market rates and prices, MetLife has determined that such a change could have a material adverse effect on the fair value of its interest rate sensitive invested assets. The equity and foreign currency portfolios do not expose the Company to material market risk.

The table below illustrates the potential loss in fair value of the Company's interest rate sensitive financial instruments at December 31, 2003 and 2002. In addition, the potential loss with respect to the fair value of currency exchange rates and the Company's equity price sensitive positions at December 31, 2003 and 2002 is set forth in the table below.

The potential loss in fair value for each market risk exposure of the Company's portfolio, all of which is non-trading, for the periods indicated was:

	December 31,	
	2003	2002
	(Dollars in millions)	
Interest rate risk	$3,617	$2,710
Equity price risk	$ 155	$ 120
Foreign currency exchange rate risk	$ 619	$ 529

The change in potential loss in fair value related to market risk exposure between December 31, 2003 and 2002 was primarily attributable to a shift in the yield curve.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Shareholders of MetLife, Inc.:

We have audited the accompanying consolidated balance sheets of MetLife, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MetLife, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on October 1, 2003, and recorded the impact as a cumulative effect of a change in accounting principle.

DELOITTE & TOUCHE LLP

New York, New York
March 5, 2004

METLIFE, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

(Dollars in millions, except share and per share data)

	2003	2002
ASSETS		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $158,333 and $132,899, respectively)	$167,752	$140,288
Equity securities, at fair value (cost: $1,222 and $1,556, respectively)	1,598	1,613
Mortgage loans on real estate	26,249	25,086
Policy loans	8,749	8,580
Real estate and real estate joint ventures held-for-investment	4,714	3,926
Real estate held-for-sale	89	799
Other limited partnership interests	2,477	2,395
Short-term investments	1,826	1,921
Other invested assets	4,645	3,727
Total investments	218,099	188,335
Cash and cash equivalents	3,733	2,323
Accrued investment income	2,186	2,088
Premiums and other receivables	7,047	6,445
Deferred policy acquisition costs	12,943	11,727
Other assets	7,077	6,815
Separate account assets	75,756	59,693
Total assets	$326,841	$277,426
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Future policy benefits	$ 94,148	$ 89,815
Policyholder account balances	75,901	66,830
Other policyholder funds	6,343	5,685
Policyholder dividends payable	1,049	1,030
Policyholder dividend obligation	2,130	1,882
Short-term debt	3,642	1,161
Long-term debt	5,703	4,425
Shares subject to mandatory redemption	277	—
Current income taxes payable	652	769
Deferred income taxes payable	2,399	1,625
Payables under securities loaned transactions	27,083	17,862
Other liabilities	10,609	7,999
Separate account liabilities	75,756	59,693
Total liabilities	305,692	258,776
Company-obligated mandatorily redeemable securities of subsidiary trusts	—	1,265
Stockholders' Equity:		
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; none issued	—	—
Common stock, par value $0.01 per share; 3,000,000,000 shares authorized; 786,766,664 shares issued at December 31, 2003 and 2002; 757,186,137 shares outstanding at December 31, 2003 and 700,278,412 shares outstanding at December 31, 2002	8	8
Additional paid-in capital	14,991	14,968
Retained earnings	4,193	2,807
Treasury stock, at cost; 29,580,527 shares at December 31, 2003 and 86,488,252 shares at December 31, 2002	(835)	(2,405)
Accumulated other comprehensive income	2,792	2,007
Total stockholders' equity	21,149	17,385
Total liabilities and stockholders' equity	$326,841	$277,426

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in millions, except per share data)

	2003	2002	2001
REVENUES			
Premiums	$20,673	$19,077	$17,212
Universal life and investment-type product policy fees	2,496	2,147	1,889
Net investment income	11,636	11,261	11,187
Other revenues	1,342	1,332	1,507
Net investment gains (losses) (net of amounts allocable from other accounts of ($215), ($145) and ($134), respectively)	(358)	(751)	(579)
Total revenues	35,789	33,066	31,216
EXPENSES			
Policyholder benefits and claims (excludes amounts directly related to net investment gains (losses) of ($184), ($150) and ($159), respectively)	20,848	19,523	18,454
Interest credited to policyholder account balances	3,035	2,950	3,084
Policyholder dividends	1,975	1,942	2,086
Other expenses (excludes amounts directly related to net investment gains (losses) of ($31), $5 and $25, respectively)	7,301	7,015	7,022
Total expenses	33,159	31,430	30,646
Income from continuing operations before provision for income taxes	2,630	1,636	570
Provision for income taxes	687	502	204
Income from continuing operations	1,943	1,134	366
Income from discontinued operations, net of income taxes	300	471	107
Income before cumulative effect of change in accounting	2,243	1,605	473
Cumulative effect of change in accounting, net of income taxes	(26)	—	—
Net income	$ 2,217	$ 1,605	$ 473
Income from continuing operations available to common shareholders per share			
Basic	$ 2.60	$ 1.61	$ 0.49
Diluted	$ 2.57	$ 1.56	$ 0.48
Net income available to common shareholders per share			
Basic	$ 2.98	$ 2.28	$ 0.64
Diluted	$ 2.94	$ 2.20	$ 0.62
Cash dividends per share	$ 0.23	$ 0.21	$ 0.20

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Dollars in millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss): Net Unrealized Investment Gains (Losses)	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Minimum Pension Liability Adjustment	Total
Balance at December 31, 2000	$8	$14,926	$1,021	$ (613)	$1,175	$(100)	$ (28)	$16,389
Treasury stock transactions, net				(1,321)				(1,321)
Dividends on common stock			(145)					(145)
Issuance of warrants — by subsidiary		40						40
Comprehensive income:								
Net income			473					473
Other comprehensive income:								
Cumulative effect of change in accounting for derivatives, net of income taxes					22			22
Unrealized gains on derivative instruments, net of income taxes					24			24
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					658			658
Foreign currency translation adjustments						(60)		(60)
Minimum pension liability adjustment							(18)	(18)
Other comprehensive income								626
Comprehensive income								1,099
Balance at December 31, 2001	8	14,966	1,349	(1,934)	1,879	(160)	(46)	16,062
Treasury stock transactions, net		2		(471)				(469)
Dividends on common stock			(147)					(147)
Comprehensive income:								
Net income			1,605					1,605
Other comprehensive income:								
Unrealized losses on derivative instruments, net of income taxes					(60)			(60)
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					463			463
Foreign currency translation adjustments						(69)		(69)
Other comprehensive income								334
Comprehensive income								1,939
Balance at December 31, 2002	8	14,968	2,807	(2,405)	2,282	(229)	(46)	17,385
Treasury stock transactions, net		20		(92)				(72)
Issuance of shares — by subsidiary		24						24
Dividends on common stock			(175)					(175)
Settlement of common stock purchase contracts			(656)	1,662				1,006
Premium on conversion of company-obligated mandatorily redeemable securities of a subsidiary trust		(21)						(21)
Comprehensive income:								
Net income			2,217					2,217
Other comprehensive income:								
Unrealized losses on derivative instruments, net of income taxes					(250)			(250)
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					940			940
Foreign currency translation adjustments						177		177
Minimum pension liability adjustment							(82)	(82)
Other comprehensive income								785
Comprehensive income								3,002
Balance at December 31, 2003	$8	$14,991	$4,193	$ (835)	$2,972	$ (52)	$(128)	$21,149

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in millions)

	2003	2002	2001
Cash flows from operating activities			
Net income	$ 2,217	$ 1,605	$ 473
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expenses	478	498	481
Amortization of premiums and accretion of discounts associated with investments, net	(180)	(519)	(575)
(Gains) losses from sales of investments and businesses, net	152	317	713
Interest credited to other policyholder account balances	3,035	2,950	3,084
Universal life and investment-type product policy fees	(2,496)	(2,147)	(1,889)
Change in premiums and other receivables	(334)	(473)	476
Change in deferred policy acquisition costs, net	(1,332)	(741)	(563)
Change in insurance-related liabilities	4,687	3,104	2,508
Change in income taxes payable	241	479	477
Change in bank customer deposits	897	209	81
Change in other liabilities	560	(117)	(40)
Other, net	(562)	(997)	(968)
Net cash provided by operating activities	7,363	4,168	4,258
Cash flows from investing activities			
Sales, maturities and repayments of:			
Fixed maturities	76,200	64,602	52,426
Equity securities	612	2,703	2,125
Mortgage loans on real estate	3,483	2,638	1,993
Real estate and real estate joint ventures	889	835	344
Other limited partnership interests	308	209	396
Purchases of:			
Fixed maturities	(101,577)	(85,155)	(51,865)
Equity securities	(187)	(1,260)	(3,354)
Mortgage loans on real estate	(4,975)	(3,206)	(3,494)
Real estate and real estate joint ventures	(344)	(208)	(769)
Other limited partnership interests	(588)	(456)	(424)
Net change in short-term investments	98	(477)	74
Purchases of businesses, net of cash received	18	(879)	(276)
Proceeds from sales of businesses	5	—	81
Net change in payable under securities loaned transactions	9,221	5,201	360
Other, net	(851)	(760)	(587)
Net cash used in investing activities	$ (17,688)	$(16,213)	$ (2,970)

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in millions)

	2003	2002	2001
Cash flows from financing activities			
Policyholder account balances:			
Deposits	$ 37,023	$ 31,061	$ 31,421
Withdrawals	(28,674)	(25,151)	(27,899)
Net change in short-term debt	2,481	806	(730)
Long-term debt issued	934	1,008	1,600
Long-term debt repaid	(763)	(211)	(372)
Treasury stock acquired	(97)	(471)	(1,321)
Settlement of common stock purchase contracts	1,006	—	—
Net proceeds from issuance of company-obligated mandatorily redeemable securities of subsidiary trust	—	—	197
Dividends on common stock	(175)	(147)	(145)
Net cash provided by financing activities	11,735	6,895	2,751
Change in cash and cash equivalents	1,410	(5,150)	4,039
Cash and cash equivalents, beginning of year	2,323	7,473	3,434
Cash and cash equivalents, end of year	$ 3,733	$ 2,323	$ 7,473
Supplemental disclosures of cash flow information:			
Cash paid (refunded) during the year:			
Interest	$ 505	$ 424	$ 349
Income taxes	$ 702	$ 193	$ (262)
Non-cash transactions during the year:			
Business acquisitions — assets	$ 126	$ 2,630	$ 1,336
Business acquisitions — liabilities	$ 144	$ 1,751	$ 1,060
Business dispositions — assets	$ 9	$ —	$ 102
Business dispositions — liabilities	$ 4	$ —	$ 44
Purchase money mortgage on real estate sale	$ 196	$ 954	$ —
MetLife Capital Trust I transactions	$ 1,037	$ —	$ —
Real estate acquired in satisfaction of debt	$ 14	$ 30	$ 30

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Accounting Policies

Business

"MetLife" or the "Company" refers to MetLife, Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, including Metropolitan Life Insurance Company ("Metropolitan Life") is a leading provider of insurance and other financial services to a broad spectrum of individual and institutional customers. The Company offers life insurance, annuities, automobile and homeowners insurance and mutual funds to individuals, as well as group insurance, reinsurance and retirement and savings products and services to corporations and other institutions.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of (i) the Holding Company and its subsidiaries: (ii) partnerships and joint ventures in which the Company has a majority voting interest; and (iii) variable interest entities ("VIEs") created or acquired on or after February 1, 2003 of which the Company is deemed to be the primary beneficiary. Closed block assets, liabilities, revenues and expenses are combined on a line by line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 6. Intercompany accounts and transactions have been eliminated.

The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than minor influence over the partnership's operations, but does not have a controlling interest. The Company uses the cost method of accounting for interests in which it has a minor equity investment and virtually no influence over the partnership's operations.

Minority interest related to consolidated entities included in other liabilities was $950 million and $491 million at December 31, 2003 and 2002, respectively. This increase was the direct result of the change in MetLife's ownership of RGA to approximately 52% in 2003 compared to 59% in 2002.

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2003 presentation.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies, estimates and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

Investments

The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) unfavorable changes in forecasted cash flows on asset-backed securities; and (vii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into certain structured investment transactions, real estate joint ventures and limited partnerships for which the Company may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

Derivatives

The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities or to changing fair values. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. The Company also purchases investment securities, issues certain insurance policies and engages in certain reinsurance contracts that embed derivatives. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

Deferred Policy Acquisition Costs

The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of such costs is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition cost ("DAC"), including value of business acquired ("VOBA"). This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

Future Policy Benefits

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disability insurance. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation.

The Company also establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions with respect to current developments, anticipated trends and risk management strategies.

Differences between the actual experience and assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses.

Reinsurance

The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

Litigation

The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumption used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. It is possible that an adverse outcome in certain of the Company's litigation, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Employee Benefit Plans

The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm to aid it in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used in the calculation of the Company's aggregate projected benefit obligation may vary and include an expectation of long-term market appreciation in equity markets which is not changed by minor short-term market fluctuations, but does change when large interim deviations occur. These assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

Significant Accounting Policies

Investments

The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Such valuation allowances are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. The Company also establishes allowances for loan loss when a loss contingency exists for pools of loans with similar characteristics based on property types and loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Changes in valuation allowances are included in net investment gains and losses. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded investment.

Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Once the Company identifies a property that is expected to be sold within one year and commences a firm plan for marketing the property, in accordance with SFAS 144, the Company, if applicable, classifies the property as held-for-sale and reports the related net investment income and any resulting investment gains and losses as discontinued operations. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

Policy loans are stated at unpaid principal balances.

Short-term investments are stated at amortized cost, which approximates fair value.

Other invested assets consist principally of leveraged leases and funds withheld at interest. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company regularly reviews residual values and impairs residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. Other invested assets also includes the fair value of embedded derivatives related to funds withheld and modified coinsurance contracts. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies.

Structured Investment Transactions

The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company's total return of the investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar instruments.

The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote special purpose entity ("SPE") and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on these beneficial interests is recognized using the prospective method in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, *Recognition of Interest Income and Impairment on Certain Investments* ("EITF 99-20"). The SPEs used to securitize assets are not consolidated by the Company because the Company has determined that it is not the primary beneficiary of these entities based on the framework provided in FASB interpretation No. 46 (revised December 31, 2003), *Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51* ("FIN 46(r)"). Prior to the adoption of FIN 46(r), such SPEs were not consolidated because they did not meet the criteria for consolidation under previous accounting guidance.

The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company's exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because the Company has determined that it is not the primary beneficiary of these entities based on the framework provided in FIN 46(r). Prior to the adoption of FIN 46(r), such SPEs were not consolidated because they did not meet the criteria for consolidation under previous accounting guidance. These beneficial interests are generally structured notes, as defined by EITF Issue No. 96-12, *Recognition of Interest Income and Balance Sheet Classification of Structured Notes*, which are included in fixed maturities, and their income is recognized using the retrospective interest method or the level yield method, as appropriate. Impairments of these beneficial interests are included in net investment gains and losses.

Derivative Financial Instruments

The Company uses derivative instruments to manage risk through one of five principal risk management strategies, the hedging of: (i) liabilities; (ii) invested assets; (iii) portfolios of assets or liabilities; (iv) net investments in certain foreign operations; and (v) firm commitments and forecasted transactions. Additionally, the Company enters into income generation and replication derivative transactions as permitted by its insurance subsidiaries'

Derivatives Use Plans approved by the applicable state insurance departments. The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, and options, including caps and floors.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow or foreign currency). If a derivative does not qualify for hedge accounting, according to Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133"), the changes in its fair value and all scheduled periodic settlement receipts and payments are reported in net investment gains or losses.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, foreign operation, or forecasted transaction that has been designated as a hedged item, states how the hedging instrument is expected to hedge the risks related to the hedged item, and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure hedge ineffectiveness. The Company generally determines hedge effectiveness based on total changes in fair value of a derivative instrument. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) the derivative is de-designated as a hedge instrument; (iv) it is probable that the forecasted transaction will not occur; (v) a hedged firm commitment no longer meets the definition of a firm commitment; or (vi) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments; (ii) various types of interest rate swaps to convert floating rate liabilities into fixed rate liabilities; (iii) receive U.S. dollar fixed on foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments; (iv) foreign currency forwards to hedge the exposure of future payments or receipts in foreign currencies; and (v) other instruments to hedge the cash flows of various other forecasted transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income or loss. The ineffective portion of changes in fair value of the derivative instrument is reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

The Company designates and accounts for the following as fair value hedges when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments; (ii) receive U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments; (iii) pay U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated liabilities, and (iv) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheet at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheet and recognized as a net investment gain or loss in the current period. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income or loss are recognized immediately in net investment gains or losses. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income or loss and is recognized when the transaction affects net income or loss; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains or losses.

The Company uses forward exchange contracts that provide an economic hedge on portions of its net investments in foreign operations against adverse movements in foreign currency exchange rates. Unrealized losses on instruments so designated are recorded as components of accumulated other comprehensive income.

The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheet at fair value and changes in their fair value are recognized in the current period in net investment gains or losses. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheet at fair value, with changes in fair value recognized in the current period as net investment gains or losses.

The Company also uses derivatives to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These securities, called replication synthetic asset transactions ("RSATs"), are a combination of a credit default swap and a U.S. Treasury or Agency security, synthetically creating a third replicated security. These derivatives are not designated as hedges. As of December 31, 2003 and 2002, *24 and 16*, respectively, of such RSATs, with notional amounts totaling $489 million and $240 million, respectively, were outstanding. The Company records both the premiums received on the credit default swaps over the life of the contracts and changes in their fair value in net investment gains and losses.

The Company enters into written covered calls to generate additional investment income on the underlying assets it holds. These derivatives are not designated as hedges. The Company records the premiums received over the life of the contract and changes in fair value of such options as net investment gains and losses.

Cash and Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Property, Equipment, Leasehold Improvements and Computer Software

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. The estimated life for company occupied real estate property is generally 40 years. Estimated lives range from five to ten years for leasehold improvements and three to five years for all other property and equipment. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $527 million and $428 million at December 31, 2003 and 2002, respectively. Related depreciation and amortization expense was $119 million, $85 million and $99 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $432 million and $317 million at December 31, 2003 and 2002, respectively. Related amortization expense was $150 million, $155 million and $110 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Deferred Policy Acquisition Costs

The costs of acquiring new and renewal insurance business that vary with, and are primarily related to, the production of that business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, DAC is amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts.

Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of DAC. This practice assumes that the expectation for long-term equity investment appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of DAC. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is reestimated and adjusted by a cumulative charge or credit to current operations.

DAC for non-participating traditional life, non-medical health and annuity policies with life contingencies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

DAC for property and casualty insurance contracts, which is primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

VOBA, included as part of DAC, represents the present value of future profits generated from existing insurance contracts in-force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the estimated gross profits or premiums from such policies and contracts.

Goodwill

The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. On January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142"). In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually to determine whether a writedown of the cost of the asset is required. Impairments are recognized in operating results when the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over a period ranging from ten to 30 years and impairments were recognized in operating results when permanent diminution in value was deemed to have occurred.

Changes in goodwill were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Net balance at January 1	$750	$609	$703
Acquisitions	3	166	54
Amortization	—	—	(47)
Impairment Losses	—	(8)	(61)
Disposition and other	(125)	(17)	(40)
Net balance at December 31	$628	$750	$609

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

Other Revenues

Other revenues include asset management and advisory fees, broker/dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

Policyholder Dividends

Policyholder dividends are approved annually by the insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

Participating Business

Participating business represented approximately 14% and 16% of the Company's life insurance in-force, and 57% and 55% of the number of life insurance policies in-force, at December 31, 2003 and 2002, respectively. Participating policies represented approximately 38% and 38%, 39% and 41%, and 43% and 45% of gross and net life insurance premiums for the years ended December 31, 2003, 2002 and 2001, respectively. The percentages indicated are calculated excluding the business of the Reinsurance segment.

Income Taxes

The Holding Company and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate tax returns or separate consolidated tax returns. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

Reinsurance

The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. DAC is reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement and is reported in other revenues.

Separate Accounts

Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and recognized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type products fees. See "— Application of Recent Accounting Pronouncements."

Stock-Based Compensation

Effective January 1, 2003, the Company accounts for stock-based compensation plans using the prospective fair value accounting method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as amended by SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS 148").

Stock-based compensation grants prior to January 1, 2003 are accounted for using the accounting method prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and Note 14 includes the pro forma disclosures required by SFAS No. 123, as amended.

Foreign Currency

Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported in earnings.

Discontinued Operations

The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale on or after January 1, 2002 are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of the assumed: (i) conversion of forward purchase contracts; (ii) exercise of stock options, and (iii) issuance under deferred stock compensation using the treasury stock method. Under the treasury stock method, forward purchase contracts, exercise of the stock options and issuance under deferred stock compensation is assumed with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Demutualization and Initial Public Offering

On April 7, 2000 (the "date of demutualization"), Metropolitan Life Insurance Company ("Metropolitan Life") converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life's plan of reorganization, as amended (the "plan").

On the date of demutualization, policyholders' membership interests in Metropolitan Life were extinguished and eligible policyholders received, in exchange for their interests, trust interests representing 494,466,664 shares of common stock of MetLife, Inc. to be held in a trust, cash payments aggregating $2,550 million and adjustments to their policy values in the form of policy credits aggregating $408 million, as provided in the plan. In addition, Metropolitan Life's Canadian branch made cash payments of $327 million in the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life's Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale.

Application of Recent Accounting Pronouncements

Effective December 31, 2003, the Company adopted EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). EITF 03-1 provides guidance on the disclosure requirements for other-than-temporary impairments of debt and marketable equity investments that are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The adoption of EITF 03-1 requires the Company to include certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS 115 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. (See Note 2). The initial adoption of EITF 03-1, which only required additional disclosures, did not have a material impact on the Company's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board ("FASB") revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits — an Amendment of FASB Statements No. 87, 88 and 106* ("SFAS 132(r)"). SFAS 132(r) retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. SFAS 132(r) is primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plans and estimated future benefit payments are effective for fiscal years ending after June 15, 2004. The Company's adoption of SFAS 132(r) on December 31, 2003 did not have a significant impact on its consolidated financial statements since it only revises disclosure requirements. In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-1"), which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the new legislation. The Company has elected to defer the accounting until further guidance is issued by the FASB. The measurements of the Company's postretirement accumulated benefit plan obligation and net periodic benefit cost disclosed in Note 13 do not reflect the effects of the new legislation. The guidance, when issued, could require the Company to change previously reported information.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts* ("SOP 03-1"). SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities, (ii) the accounting for sales inducements, and (iii) separate account presentation and valuation. SOP 03-1 is effective for fiscal years beginning after December 15, 2003. As of January 1, 2004, the Company increased future policyholder benefits for various guaranteed minimum death and income benefits net of DAC and unearned revenue liability offsets under certain variable annuity and universal life contracts of approximately $40 million, net of income tax, which will be reported as a cumulative effect of a change in accounting. Industry standards and practices continue to evolve relating to the valuation of liabilities relating to these types of benefits, which may result in further adjustments to the Company's measurement of liabilities associated with such benefits in subsequent accounting periods. Effective with the adoption of SOP 03-1, costs associated with enhanced or bonus crediting rates to contractholders will be deferred and amortized over the life of the related contract using assumptions consistent with the amortization of DAC. Prior to adoption of SOP 03-1, the costs associated with these sales inducements have been deferred and amortized over the contingent sales inducement period. This provision of SOP 03-1 will be applied prospectively to contracts. Effective January 1, 2004, the Company reclassified $115 million of ownership in its own separate accounts from other assets to fixed maturities available-for-sale and equity securities. This reclassification will have no effect on net income or other comprehensive income. In accordance with SOP 03-1's revised definition of a separate account, effective January 1, 2004, the Company also reclassified $1,678 million of separate account assets to general account investments and $1,678 million of separate account liabilities to future policy benefits and policyholder account balances. The net cumulative effect of this reclassification was insignificant.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as a liability or, in certain circumstances, an asset. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150, as of July 1, 2003, required the Company to reclassify $277 million of company-obligated mandatorily redeemable securities of subsidiary trusts from mezzanine equity to liabilities.

In April 2003, the FASB cleared Statement 133 Implementation Issue No. B36, *Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments* ("Issue B36"). Issue B36 concluded that (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements, and (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet and changes in fair value reported in income. Issue B36 became effective on October 1, 2003 and required the Company to increase policyholder account balances by $40 million, to decrease other invested assets by $1 million and to increase DAC by $2 million. These amounts, net of income tax of $13 million, were recorded as a cumulative effect of a change in accounting. As a result of the adoption of Issue B36, the Company recognized investment gains of $9 million, net of income tax, for the three month period ended December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 149 amends and clarifies the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain implementation guidance that is incorporated in SFAS 149 and already effective, SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 on July 1, 2003 did not have a significant impact on the consolidated financial statements.

During 2003, the Company adopted FASB Interpretation No. 46 *Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51* ("FIN 46") and its December 2003 revision ("FIN 46(r)"). Certain of the Company's asset-backed securitizations, collateralized debt obligations, structured investment transactions, and investments in real estate joint ventures and other limited partnership interests meet the definition of a variable interest entity ("VIE") and must be consolidated, in accordance with the transition rules and effective dates, if the Company is deemed to be the primary beneficiary. A VIE is defined as (i) any entity in which the equity investments at risk in such entity do not have the characteristics of a controlling financial interest, or (ii) any entity that does not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. Effective February 1, 2003, the Company adopted FIN 46 for VIEs created or acquired on or after February 1, 2003 and, effective December 31, 2003, the Company adopted FIN 46(r) with respect to interests in entities formerly considered special purpose entities ("SPEs"), including interests in asset-backed securities and collateralized debt obligations. In accordance with the provisions of FIN 46(r), the Company has elected to defer until March 31, 2004 the consolidation of interests in VIEs for non SPEs acquired prior to February 1, 2003 for which it is the primary beneficiary. The adoption of FIN 46 as of February 1, 2003 did not have a significant impact on the Company's consolidated financial statements. The adoption of the provisions of FIN 46(r) at December 31, 2003 did not require the Company to consolidate any additional VIEs that were not previously consolidated.

Effective January 1, 2003, the Company adopted FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements. See Note 12.

Effective January 1, 2003, the Company adopted SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS 148"), which provides guidance on how to apply the fair value method of accounting and use the prospective transition method for stock options granted by the Company subsequent to December 31, 2002. As permitted under SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and the pro forma impact of accounting for these options at fair value will continue to be disclosed in the consolidated financial statements until the last of those options vest in 2005. See Note 14.

Effective January 1, 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity Including Certain Costs Incurred in a Restructuring* ("EITF 94-3"). The Company's activities subject to this guidance in 2003 were not significant.

Effective January 1, 2003, the Company adopted SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. The adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superseding SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* ("SFAS 121"), and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell, rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 (i) broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business);

(ii) requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed; and (iii) retains the basic provisions of (a) APB 30 regarding the presentation of discontinued operations in the statements of income, (b) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill), and (c) SFAS 121 relating to the measurement of long-lived assets classified as held-for-sale. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements other than the presentation as discontinued operations of net investment income and net investment gains related to operations of real estate on which the Company initiated disposition activities subsequent to January 1, 2002 and the classification of such real estate as held-for-sale on the consolidated balance sheets. See Note 20.

Effective January 1, 2002, the Company adopted SFAS No. 142. SFAS 142 eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. Amortization of goodwill, prior to the adoption of SFAS 142 was $47 million for the year ended December 31, 2001. Amortization of other intangible assets was not material for the years ended December 31, 2003, 2002 and 2001. The Company completed the required impairment tests of goodwill and indefinite-lived intangible assets in the third quarter of 2002 and recorded a $5 million charge to earnings relating to the impairment of certain goodwill assets as a cumulative effect of a change in accounting. There was no impairment of identified intangible assets or significant reclassifications between goodwill and other intangible assets at January 1, 2002.

Effective July 1, 2001, the Company adopted SFAS No. 141, *Business Combinations* ("SFAS 141"). SFAS 141 requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. In accordance with SFAS 141, the elimination of $5 million of negative goodwill was reported in net income in the first quarter of 2002 as a cumulative effect of a change in accounting.

In July 2001, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance and Documentation Issues* ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125*, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The initial adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted EITF 99-20, *Recognition of Interest Income and Impairment on Certain Investments*. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The initial adoption of EITF 99-20 did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2001, the Company adopted SFAS 133 which established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in a $33 million increase in other comprehensive income, net of income taxes of $18 million, and had no material impact on net income. The increase to other comprehensive income is attributable to net gains on cash flow-type hedges at transition. Also at transition, the amortized cost of fixed maturities decreased and other invested assets increased by $22 million, representing the fair value of certain interest rate swaps that were accounted for prior to SFAS 133 using fair value-type settlement accounting. During the year ended December 31, 2001, $18 million of the pre-tax gain reported in accumulated other comprehensive income at transition was reclassified into net investment income. The FASB continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company's treatment of derivatives in subsequent accounting periods.

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities at December 31, 2003 were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in millions)			
Fixed Maturities:				
Bonds:				
U.S. corporate securities	$ 56,757	$ 3,886	$252	$ 60,391
Mortgage-backed securities	30,836	720	102	31,454
Foreign corporate securities	21,727	2,194	79	23,842
U.S treasuries/agencies	14,707	1,264	26	15,945
Asset-backed securities	11,736	187	60	11,863
Commercial mortgage-backed securities	10,523	530	22	11,031
Foreign government securities	7,789	1,003	28	8,764
States and political subdivisions	3,155	209	15	3,349
Other fixed income assets	492	167	83	576
Total bonds	157,722	10,160	667	167,215
Redeemable preferred stocks	611	2	76	537
Total fixed maturities	$158,333	$10,162	$743	$167,752
Equity Securities:				
Common stocks	$ 620	$ 334	$ 2	$ 952
Nonredeemable preferred stocks	602	48	4	646
Total equity securities	$ 1,222	$ 382	$ 6	$ 1,598

Fixed maturities and equity securities at December 31, 2002 were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in millions)			
Fixed Maturities:				
Bonds:				
U.S. corporate securities	$ 47,021	$3,193	$ 957	$ 49,257
Mortgage-backed securities	26,966	1,076	16	28,026
Foreign corporate securities	18,001	1,435	207	19,229
U.S treasuries/agencies	14,373	1,565	4	15,934
Asset-backed securities	9,483	228	208	9,503
Commercial mortgage-backed securities	6,290	573	6	6,857
Foreign government securities	7,012	636	52	7,596
States and political subdivisions	2,580	182	20	2,742
Other fixed income assets	609	191	103	697
Total bonds	132,335	9,079	1,573	139,841
Redeemable preferred stocks	564	—	117	447
Total fixed maturities	$132,899	$9,079	$1,690	$140,288
Equity Securities:				
Common stocks	$ 877	$ 115	$ 79	$ 913
Nonredeemable preferred stocks	679	25	4	700
Total equity securities	$ 1,556	$ 140	$ 83	$ 1,613

The Company held foreign currency derivatives with notional amounts of $4,273 million and $2,371 million to hedge the exchange rate risk associated with foreign bonds and loans at December 31, 2003 and 2002, respectively.

The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $12,825 million and $11,619 million at December 31, 2003 and 2002, respectively. These securities had a net unrealized gain of $888 million and a loss of $422 million at December 31, 2003 and 2002, respectively. Non-income producing fixed maturities were $371 million and $479 million at December 31, 2003 and 2002, respectively.

The cost or amortized cost and estimated fair value of bonds at December 31, 2003, by contractual maturity date (excluding scheduled sinking funds), are shown below:

	Cost or Amortized Cost	Estimated Fair Value
	(Dollars in millions)	
Due in one year or less	$ 5,381	$ 5,542
Due after one year through five years	30,893	32,431
Due after five years through ten years	29,342	31,830
Due after ten years	39,011	43,064
Subtotal	104,627	112,867
Mortgage-backed and other asset-backed securities	53,095	54,348
Subtotal	157,722	167,215
Redeemable preferred stock	611	537
Total fixed maturities	$158,333	$167,752

Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

Sales of fixed maturities and equity securities classified as available-for-sale were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Proceeds	$54,801	$37,427	$28,105
Gross investment gains	$ 498	$ 1,661	$ 646
Gross investment losses	$ (500)	$ (979)	$ (948)

Gross investment losses above exclude writedowns recorded during 2003, 2002 and 2001 for other-than-temporarily impaired available-for-sale fixed maturities and equity securities of $355 million, $1,375 million and $278 million, respectively.

Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

The following table shows the estimated fair values and gross unrealized losses of the Company's fixed maturities, aggregated by sector and length of time that the securities have been in a continuous unrealized loss position at December 31, 2003:

	Less than 12 Months		Equal to or Greater than 12 Months		Total	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
	(Dollars in millions)					
U.S. corporate securities	$ 7,214	$152	$1,056	$100	$ 8,270	$252
Mortgage-backed securities	8,372	98	27	4	8,399	102
Foreign corporate securities	2,583	65	355	14	2,938	79
U.S. treasuries/agencies	3,697	26	—	—	3,697	26
Asset-backed securities	2,555	34	861	26	3,416	60
Commercial mortgage-backed securities	2,449	20	282	2	2,731	22
Foreign government securities	331	28	2	—	333	28
States and political subdivisions	389	12	38	3	427	15
Other fixed income assets	130	73	40	10	170	83
Total bonds	27,720	508	2,661	159	30,381	667
Redeemable preferred stocks	222	62	278	14	500	76
Total fixed maturities	$27,942	$570	$2,939	$173	$30,881	$743

At December 31, 2003, the Company had gross unrealized losses of $6 million from equity securities that had been in an unrealized loss position for less than twelve months. The amount of unrealized losses from equity securities that had been in an unrealized loss position for twelve months or greater is less than $1 million at December 31, 2003. The fair value of those equity securities that had been in an unrealized loss position for less than twelve months and for twelve months or greater at December 31, 2003, is $53 million and $22 million, respectively.

Securities Lending Program

The Company participates in a securities lending program whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $25,121 million and $16,196 million and an estimated fair value of $26,387 million and $17,625 million were on loan under the program at December 31, 2003 and 2002, respectively. The Company was liable for cash collateral under its control of $27,083 million and $17,862 million at December 31, 2003 and 2002, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

Assets on Deposit and Held in Trust

The Company had investment assets on deposit with regulatory agencies with a fair market value of $1,353 million and $975 million at December 31, 2003 and 2002, respectively. Company securities held in trust to satisfy collateral requirements had an amortized cost of $2,276 million and $1,949 million at December 31, 2003 and 2002, respectively.

Mortgage Loans on Real Estate

Mortgage loans on real estate were categorized as follows:

	December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in millions)			
Commercial mortgage loans	$20,422	78%	$19,671	78%
Agricultural mortgage loans	5,333	20	5,152	20
Residential mortgage loans	623	2	389	2
Total	26,378	100%	25,212	100%
Less: Valuation allowances	129		126	
Mortgage loans	$26,249		$25,086	

Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 2003, approximately 21%, 7% and 7% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $639 million and $620 million at December 31, 2003 and 2002, respectively.

Changes in mortgage loan valuation allowances were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Balance at January 1	$126	$144	$ 83
Additions	52	41	106
Deductions	(49)	(59)	(45)
Balance at December 31	$129	$126	$144

A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:

	December 31,	
	2003	2002
	(Dollars in millions)	
Impaired mortgage loans with valuation allowances	$296	$627
Impaired mortgage loans without valuation allowances	165	261
Total	461	888
Less: Valuation allowances on impaired mortgages	62	125
Impaired mortgage loans	$399	$763

The average investment in impaired mortgage loans on real estate was $652 million, $1,088 million and $947 million for the years ended December 31, 2003, 2002 and 2001, respectively. Interest income on impaired mortgage loans was $58 million, $91 million and $103 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The investment in restructured mortgage loans on real estate was $191 million and $414 million at December 31, 2003 and 2002, respectively. Interest income of $19 million, $44 million and $76 million was recognized on restructured loans for the years ended December 31, 2003, 2002 and 2001, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $24 million, $41 million and $60 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $51 million and $40 million at December 31, 2003 and 2002, respectively.

Real Estate and Real Estate Joint Ventures

Real estate and real estate joint ventures consisted of the following:

	December 31, 2003	December 31, 2002
	(Dollars in millions)	
Real estate and real estate joint ventures held-for-investment	$4,997	$4,197
Impairments	(283)	(271)
Total	4,714	3,926
Real estate held-for-sale	101	815
Impairments	—	(5)
Valuation allowance	(12)	(11)
Total	89	799
Real estate and real estate joint ventures	$4,803	$4,725

Accumulated depreciation on real estate was $1,955 million and $1,951 million at December 31, 2003 and 2002, respectively. The related depreciation expense was $183 million, $227 million and $220 million for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts include $15 million, $66 million and $93 million of depreciation expense related to discontinued operations for the years ended December 31, 2003, 2002 and 2001, respectively.

Real estate and real estate joint ventures were categorized as follows:

	December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in millions)			
Office	$2,775	58%	$2,733	58%
Retail	667	14	699	15
Apartments	861	18	835	18
Land	81	2	87	2
Agriculture	1	—	7	—
Other	418	8	364	7
Total	$4,803	100%	$4,725	100%

The Company's real estate holdings are primarily located throughout the United States. At December 31, 2003, approximately 28%, 17% and 16% of the Company's real estate holdings were located in New York, California and Illinois, respectively.

Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

	Years Ended December 31, 2003	2002	2001
	(Dollars in millions)		
Balance at January 1	$ 11	$ 35	$ 39
Additions charged to investment income	17	21	16
Deductions for writedowns and dispositions	(16)	(45)	(20)
Balance at December 31	$ 12	$ 11	$ 35

Investment income related to impaired real estate and real estate joint ventures held-for-investment was $35 million, $48 million and $34 million for the years ended December 31, 2003, 2002 and 2001, respectively. There was no investment income related to impaired real estate and real estate joint ventures held-for-sale for the year ended December 31, 2003. Investment income related to impaired real estate and real estate joint ventures held-for-sale was $3 million and $19 million for the years ended December 31, 2002 and 2001, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $77 million and $63 million at December 31, 2003 and 2002, respectively.

The Company owned real estate acquired in satisfaction of debt of $3 million and $10 million at December 31, 2003 and 2002, respectively.

Leveraged Leases

Leveraged leases, included in other invested assets, consisted of the following:

	December 31, 2003	December 31, 2002
	(Dollars in millions)	
Investment	$ 974	$ 985
Estimated residual values	386	428
Total	1,360	1,413
Unearned income	(380)	(368)
Leveraged leases	$ 980	$1,045

The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from one to 15 years, but in certain circumstances are as long as 30 years. These receivables are generally collateralized by the related property. The Company's deferred tax liability related to leveraged leases was $870 million and $981 million at December 31, 2003 and 2002, respectively.

Net Investment Income

The components of net investment income were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Fixed maturities	$ 8,817	$ 8,367	$ 8,562
Equity securities	31	43	62
Mortgage loans on real estate	1,903	1,883	1,848
Real estate and real estate joint ventures(1)	982	971	845
Policy loans	554	543	536
Other limited partnership interests	75	57	48
Cash, cash equivalents and short-term investments	171	252	279
Other	206	185	225
Total	12,739	12,301	12,405
Less: Investment expenses(1)	1,103	1,040	1,218
Net investment income	$11,636	$11,261	$11,187

(1) Excludes amounts related to real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

Net Investment Gains (Losses)

Net investment gains (losses), including changes in valuation allowances, and related policyholder amounts were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Fixed maturities	$(398)	$(917)	$(645)
Equity securities	41	224	65
Mortgage loans on real estate	(56)	(22)	(91)
Real estate and real estate joint ventures(1)	19	(6)	(4)
Other limited partnership interests	(84)	(2)	(161)
Sales of businesses	—	—	25
Derivatives(2)	(134)	(140)	124
Other	39	(33)	(26)
Total	(573)	(896)	(713)
Amounts allocated from:			
Deferred policy acquisition costs	31	(5)	(25)
Participating contracts	40	(7)	—
Policyholder dividend obligation	144	157	159
Total net investment gains (losses)	$(358)	$(751)	$(579)

(1) The amounts presented exclude amounts related to sales of real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

(2) The amounts presented include scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS 133.

Investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of DAC to the extent that such amortization results from investment gains and losses; (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts; and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

Net Unrealized Investment Gains

The components of net unrealized investment gains, included in accumulated other comprehensive income, were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Fixed maturities	$9,204	$7,360	$3,097
Equity securities	376	57	617
Derivatives	(427)	(24)	71
Other invested assets	(33)	16	59
Total	9,120	7,409	3,844
Amounts allocated from:			
Future policy benefit loss recognition	(1,482)	(1,269)	(30)
Deferred policy acquisition costs	(674)	(559)	(21)
Participating contracts	(183)	(153)	(127)
Policyholder dividend obligation	(2,130)	(1,882)	(708)
Deferred income taxes	(1,679)	(1,264)	(1,079)
Total	(6,148)	(5,127)	(1,965)
Net unrealized investment gains	$2,972	$2,282	$1,879

The changes in net unrealized investment gains were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Balance at January 1	$2,282	$1,879	$1,175
Unrealized investment gains (losses) during the year	1,711	3,565	1,365
Unrealized investment gains (losses) relating to:			
Future policy benefit gains (losses) recognition	(213)	(1,239)	254
Deferred policy acquisition costs	(115)	(538)	(140)
Participating contracts	(30)	(26)	6
Policyholder dividend obligation	(248)	(1,174)	(323)
Deferred income taxes	(415)	(185)	(458)
Balance at December 31	$2,972	$2,282	$1,879
Net change in unrealized investment gains	$ 690	$ 403	$ 704

Structured Investment Transactions

The Company securitizes high yield debt securities, investment grade bonds and structured finance securities. The Company has sponsored four securitizations with a total of approximately $1,431 million in financial assets as of December 31, 2003. The Company's beneficial interests in these SPEs as of December 31, 2003 and 2002 and the related investment income for the years ended December 31, 2003, 2002 and 2001 were insignificant.

The Company also invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $880 million and $870 million at December 31, 2003 and 2002, respectively. The related income recognized was $78 million, $1 million and $44 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Variable Interest Entities

As discussed in Note 1, the Company has adopted the provisions of FIN 46 and FIN 46(r). At December 31, 2003, FIN 46(r) did not require the Company to consolidate any additional VIEs that were not previously consolidated.

The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that (i) it is the primary beneficiary and which will be consolidated in the Company's financial statements beginning March 31, 2004, and (ii) it holds significant valuable interests but it is not the primary beneficiary and which will not be consolidated:

	December 31, 2003			
	Primary Beneficiary(1)		Not Primary Beneficiary	
	Total Assets(2)	Maximum Exposure to Loss(3)	Total Assets(2)	Maximum Exposure to Loss(3)
	(Dollars in millions)			
SPEs:				
Asset-backed securitizations and Collateralized debt obligations	$ —	$ —	$2,400	$20
Non-SPEs:				
Real estate joint ventures(4)	617	238	42	59
Other limited partnerships(5)	29	27	459	10
Total	$646	$265	$2,901	$89

(1) Had the Company consolidated these VIEs at December 31, 2003, the transition adjustments would have been $10 million, net of income tax.

(2) The assets of the asset-backed securitizations and collateralized debt obligations are reflected at fair value as of December 31, 2003. The assets of the real estate joint ventures and other limited partnerships are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(3) The maximum exposure to loss of the asset-backed securitizations and collateralized debt obligations is equal to the carrying amounts of retained interests. In addition, the Company provides collateral management services for certain of these structures for which it collects a management fee. The maximum exposure to loss relating to real estate joint ventures and other limited partnerships is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

(4) Real estate joint ventures include partnerships and other ventures, which engage in the acquisition, development, management and disposal of real estate investments.

(5) Other limited partnerships include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships established for the purpose of investing in low-income housing that qualifies for federal tax credits.

3. Derivative Financial Instruments

The table below provides a summary of notional amount and fair value of derivative financial instruments held at December 31, 2003 and 2002:

	2003			2002		
	Notional Amount	Current Market or Fair Value		Notional Amount	Current Market or Fair Value	
		Assets	Liabilities		Assets	Liabilities
	(Dollars in millions)					
Financial futures	$ 1,348	$ 8	$ 30	$ 4	$ —	$ —
Interest rate swaps	9,944	189	36	3,866	196	126
Floors	325	5	—	325	9	—
Caps	9,345	29	—	8,040	—	—
Financial forwards	1,310	2	3	1,945	—	12
Foreign currency swaps	4,710	9	796	2,371	92	181
Options	6,065	7	—	6,472	9	—
Foreign currency forwards	695	5	32	54	—	1
Credit default swaps	615	2	1	376	2	—
Total contractual commitments	$34,357	$256	$898	$23,453	$308	$320

The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 2003 and 2002:

	December 31, 2002 Notional Amount	Additions	Terminations/ Maturities	December 31, 2003 Notional Amount
		(Dollars in millions)		
BY DERIVATIVE TYPE				
Financial futures	$ 4	$ 2,208	$ 864	$ 1,348
Interest rate swaps	3,866	8,063	1,985	9,944
Floors	325	—	—	325
Caps	8,040	3,000	1,695	9,345
Financial forwards	1,945	1,310	1,945	1,310
Foreign currency swaps	2,371	2,534	195	4,710
Options	6,472	—	407	6,065
Foreign currency forwards	54	663	22	695
Written covered calls	—	1,178	1,178	—
Credit default swaps	376	284	45	615
Total contractual commitments	$23,453	$19,240	$8,336	$34,357
BY DERIVATIVE STRATEGY				
Liability hedging	$ 8,954	$ 5,386	$1,952	$12,388
Invested asset hedging	5,411	7,295	1,823	10,883
Portfolio hedging	9,028	2,443	4,539	6,932
Firm commitments and forecasted transactions	60	3,589	22	3,627
Hedging net investments in foreign operations	—	527	—	527
Total contractual commitments	$23,453	$19,240	$8,336	$34,357

The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2003:

	Remaining Life				
	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
			(Dollars in millions)		
Financial futures	$ 1,348	$ —	$ —	$ —	$ 1,348
Interest rate swaps	242	6,343	1,693	1,666	9,944
Floors	—	—	325	—	325
Caps	3,150	6,195	—	—	9,345
Financial forwards	1,310	—	—	—	1,310
Foreign currency swaps	327	1,676	2,271	436	4,710
Options	4,163	1,901	—	1	6,065
Foreign currency forwards	695	—	—	—	695
Written covered calls	—	—	—	—	—
Credit default swaps	189	426	—	—	615
Total contractual commitments	$11,424	$16,541	$4,289	$2,103	$34,357

The following table presents the notional amounts and fair values of derivatives by type of hedge designation at December 31, 2003 and 2002:

	2003			2002		
	Notional Amount	Fair Value Assets	Fair Value Liabilities	Notional Amount	Fair Value Assets	Fair Value Liabilities
			(Dollars in millions)			
BY TYPE OF HEDGE						
Fair value	$ 4,027	$ 27	$297	$ 420	$ —	$ 64
Cash flow	13,173	59	449	3,520	69	73
Foreign operations	527	—	10	—	—	—
Non qualifying	16,630	170	142	19,513	239	183
Total	$34,357	$256	$898	$23,453	$308	$320

The Company recognized net investment expense of $63 million and net investment income of $9 million and $9 million, from the periodic settlement of interest rate caps and interest rate, foreign currency and credit default swaps that qualify as accounting hedges under SFAS No. 133, as amended, for the years ended December 31, 2003, 2002 and 2001, respectively.

During the years ended December 31, 2003 and 2002, the Company recognized $191 million and $30 million, respectively, in net investment losses related to qualifying fair value hedging instruments. Accordingly, $159 million and $34 million of net unrealized gains on fair value hedged investments were recognized in net investment gains and losses during the years ended December 31, 2003 and 2002, respectively. There were no discontinued fair value hedges during the years ended December 31, 2003 or 2002. There were no derivatives designated as fair value hedges during the year ended December 31, 2001.

For the years ended December 31, 2003 and 2002, the net amounts accumulated in other comprehensive income relating to cash flow hedges were losses of $417 million and $24 million, respectively. For the years ended December 31, 2003 and 2002, the market value of cash flow hedges decreased by $456 million and $145 million, respectively. During the years ended December 31, 2003 and 2002, the Company recognized other comprehensive net losses of $387 million and $142 million, respectively, relating to the effective portion of cash flow hedges. During the year ended December 31, 2003, other comprehensive expense of $2 million was reclassified to net investment income. During the year ended December 31, 2002 other comprehensive losses of $57 million were reclassified to net investment losses. During the year ended December 31, 2003, insignificant amounts were recognized in net investment losses related to discontinued cash flow hedges. During the years ended December 31, 2002 and 2001, no cash flow hedges were discontinued. For the years ended December 31, 2003, 2002 and 2001, $8 million, $10 million and $19 million of other comprehensive income was reclassified to net investment income, respectively, related to the SFAS 133 transition adjustment.

Approximately $2 million of net investment expense and $40 million of net losses reported in accumulated other comprehensive income at December 31, 2003 are expected to be reclassified during the year ending December 31, 2004 into net investment income and net investment loss, respectively, as the derivatives and underlying investments mature or expire according to their original terms.

For the years ended December 31, 2003, 2002 and 2001, the Company recognized as net investment gains, the scheduled periodic settlement payments on derivative instruments of $84 million, $32 million and $24 million, respectively, and net investment losses from changes in fair value of $218 million and $172 million and net investment gains of $100 million, respectively, related to derivatives not qualifying as accounting hedges.

The Company uses forward exchange contracts that provide an economic hedge on portions of its net investments in foreign operations against adverse movements in foreign currency exchange rates. For the year ended December 31, 2003, the Company experienced net unrealized foreign currency losses of $10 million related to hedges of its net investments in foreign operations. These unrealized losses were recorded as components of accumulated other comprehensive income.

4. Insurance

Deferred Policy Acquisition Costs

Information regarding VOBA and DAC for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Value of Business Acquired	Deferred Policy Acquisition Costs	Total
		(Dollars in millions)	
Balance at December 31, 2000	$1,674	$ 8,944	$10,618
Capitalizations	—	2,039	2,039
Acquisitions	124	—	124
Total	1,798	10,983	12,781
Amortization allocated to:			
Net investment gains (losses)	(15)	40	25
Unrealized investment gains (losses)	8	132	140
Other expenses	126	1,287	1,413
Total amortization	119	1,459	1,578
Dispositions and other	(1)	(35)	(36)
Balance at December 31, 2001	1,678	9,489	11,167
Capitalizations		2,340	2,340
Acquisitions	369	—	369
Total	2,047	11,829	13,876
Amortization allocated to:			
Net investment gains (losses)	16	(11)	5
Unrealized investment gains (losses)	154	384	538
Other expenses	132	1,507	1,639
Total amortization	302	1,880	2,182
Dispositions and other	(6)	39	33
Balance at December 31, 2002	1,739	9,988	11,727
Capitalizations	—	2,792	2,792
Acquisitions	40	218	258
Total	1,779	12,998	14,777

	Value of Business Acquired	Deferred Policy Acquisition Costs	Total
		(Dollars in millions)	
Amortization allocated to:			
Net investment gains (losses)	(7)	(24)	(31)
Unrealized investment gains (losses)	(31)	146	115
Other expenses	162	1,656	1,818
Total amortization	124	1,778	1,902
Dispositions and other	2	66	68
Balance at December 31, 2003	$1,657	$11,286	$12,943

The estimated future amortization expense allocated to other expenses for VOBA is $135 million in 2004, $128 million in 2005, $122 million in 2006, $117 million in 2007 and $114 million in 2008.

Amortization of VOBA and DAC is allocated to (i) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized, and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Investment gains and losses related to certain products have a direct impact on the amortization of VOBA and DAC. Presenting investment gains and losses net of related amortization of VOBA and DAC provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Future Policy Benefits and Policyholder Account Balances

Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 3% to 11%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends, and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after DAC is written off.

Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 2% to 11%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 11%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 11%.

Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals.

The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation. Revisions of these estimates are included in operations in the year such refinements are made.

Separate Accounts

Separate accounts include two categories of account types: non-guaranteed separate accounts totaling $59,278 million and $44,470 million at December 31, 2003 and 2002, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling $16,478 million and $15,223 million at December 31, 2003 and 2002, respectively, for which the Company contractually guarantees either a minimum return or account value to the policyholder.

Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $626 million, $542 million and $559 million for the years ended December 31, 2003, 2002 and 2001, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close-out contracts. The average interest rates credited on these contracts were 4.5% and 4.8% at December 31, 2003 and 2002, respectively. The assets that support these liabilities were comprised of $13,513 million and $12,984 million in fixed maturities at December 31, 2003 and 2002, respectively.

5. Reinsurance

The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. The Company currently reinsures up to 90% of the mortality risk for all new individual life insurance policies that it writes through its various franchises. This practice was initiated by different franchises for different products starting at various points in time between 1992 and 2000. Risks in excess of $25 million on single life policies and $30 million on survivorship policies are 100% coinsured. In addition, in 1998, the Company reinsured substantially all of the mortality risk on its universal life policies issued since 1983. RGA retains a maximum of $6 million of coverage per individual life with respect to its assumed reinsurance business. The Company reinsures its business through a diversified group of reinsurers. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks of specific characteristics. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which are an inherent risk of the property and casualty business and could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks.

The Company has also protected itself through the purchase of combination risk coverage. This reinsurance coverage pools risks from several lines of business and includes individual and group life claims in excess of $2 million per policy, as well as excess property and casualty losses, among others.

See Note 12 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Direct premiums	$19,396	$18,439	$16,332
Reinsurance assumed	3,706	2,993	2,907
Reinsurance ceded	(2,429)	(2,355)	(2,027)
Net premiums	$20,673	$19,077	$17,212
Reinsurance recoveries netted against policyholder benefits	$ 2,417	$ 2,886	$ 2,255

Reinsurance recoverables, included in premiums and other receivables, were $4,014 million and $3,918 million at December 31, 2003 and 2002, respectively, including $1,341 million and $1,348 million, respectively, relating to reinsurance of long-term guaranteed interest contracts and structured settlement lump sum contracts accounted for as a financing transaction. Reinsurance and ceded commissions payables, included in other liabilities, were $106 million and $79 million at December 31, 2003 and 2002, respectively.

The following table provides an analysis of the activity in the liability for benefits relating to property and casualty, group accident and non-medical health policies and contracts:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Balance at January 1	$ 4,885	$ 4,597	$ 4,226
Reinsurance recoverables	(498)	(457)	(410)
Net balance at January 1	4,387	4,140	3,816
Incurred related to:			
Current year	4,483	4,219	4,182
Prior years	45	(81)	(84)
	4,528	4,138	4,098
Paid related to:			
Current year	(2,676)	(2,559)	(2,538)
Prior years	(1,352)	(1,332)	(1,236)
	(4,028)	(3,891)	(3,774)
Net Balance at December 31	4,887	4,387	4,140
Add: Reinsurance recoverables	525	498	457
Balance at December 31	$ 5,412	$ 4,885	$ 4,597

6. Closed Block

On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

Closed block liabilities and assets designated to the closed block are as follows:

	December 31, 2003	December 31, 2002
	(Dollars in millions)	
CLOSED BLOCK LIABILITIES		
Future policy benefits	$41,928	$41,207
Other policyholder funds	260	279
Policyholder dividends payable	682	719
Policyholder dividend obligation	2,130	1,882
Payables under securities loaned transactions	6,418	4,851
Other liabilities	180	433
Total closed block liabilities	51,598	49,371
ASSETS DESIGNATED TO THE CLOSED BLOCK		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $30,381 and $28,339, respectively)	32,348	29,981
Equity securities, at fair value (cost: $217 and $236, respectively)	250	218
Mortgage loans on real estate	7,431	7,032
Policy loans	4,036	3,988
Short-term investments	123	24
Other invested assets	108	604
Total investments	44,296	41,847
Cash and cash equivalents	531	435
Accrued investment income	527	540
Deferred income taxes	1,043	1,151
Premiums and other receivables	164	130
Total assets designated to the closed block	46,561	44,103
Excess of closed block liabilities over assets designated to to the closed block	5,037	5,268
Amounts included in accumulated other comprehensive loss:		
Net unrealized investment gains net of deferred income tax of $730 and $577, respectively	1,270	1,047
Unrealized derivative gains (losses), net of deferred income tax (benefit) expense of $(28) and $7, respectively	(48)	13
Allocated to policyholder dividend obligation, net of deferred income tax benefit of ($778) and ($668), respectively	(1,352)	(1,214)
	(130)	(154)
Maximum future earnings to be recognized from closed block assets and liabilities	$ 4,907	$ 5,114

Information regarding the policyholder dividend obligation is as follows:

	Years Ended December 31, 2003	2002	2001
	(Dollars in millions)		
Balance at beginning of year	$1,882	$ 708	$385
Impact on net income before amounts allocated from policyholder dividend obligation	144	157	159
Net investment gains (losses)	(144)	(157)	(159)
Change in unrealized investment and derivative gains	248	1,174	323
Balance at end of year	$2,130	$1,882	$708

Closed block revenues and expenses were as follows:

	Years Ended December 31, 2003	2002	2001
	(Dollars in millions)		
REVENUES			
Premiums	$3,365	$3,551	$3,658
Net investment income and other revenues	2,554	2,568	2,547
Net investment gains (losses) (net of amounts allocated from the policyholder dividend obligation of ($144), ($157) and ($159), respectively)	16	168	(12)
Total revenues	5,935	6,287	6,193
EXPENSES			
Policyholder benefits and claims	3,660	3,770	3,862
Policyholder dividends	1,509	1,573	1,544
Change in policyholder dividend obligation (excludes amounts directly related to net investment gains (losses) of ($144), ($157) and ($159), respectively)	144	157	159
Other expenses	297	310	352
Total expenses	5,610	5,810	5,917
Revenues net of expenses before income taxes	325	477	276
Income taxes	118	173	97
Revenues net of expenses and income taxes	$ 207	$ 304	$ 179

The change in maximum future earnings of the closed block is as follows:

	Years Ended December 31, 2003	2002	2001
	(Dollars in millions)		
Balance at end of year	$4,907	$5,114	$5,333
Less:			
Reallocation of assets	—	85	—
Balance at beginning of year	5,114	5,333	5,512
Change during year	$ (207)	$ (304)	$ (179)

During the year ended December 31, 2002, the allocation of assets to the closed block was revised to appropriately classify assets in accordance with the plan of demutualization. The reallocation of assets had no impact on consolidated assets or liabilities.

Metropolitan Life charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the plan of demutualization. Metropolitan Life also charges the closed block for expenses of maintaining the policies included in the closed block.

Many of the derivative instrument strategies used by the Company are also used for the closed block. The table below provides a summary of the notional amount and fair value of derivatives by hedge accounting classification at:

	December 31, 2003			December 31, 2002		
	Notional Amount	Fair Value Assets	Fair Value Liabilities	Notional Amount	Fair Value Assets	Fair Value Liabilities
	(Dollar in millions)					
By Type of Hedge						
Fair value	$ 6	$ —	$ 1	$ —	$—	$—
Cash flow	473	—	80	128	2	11
Non qualifying	90	—	12	258	32	2
Total	$569	$ —	$93	$386	$34	$13

During the years ended December 31, 2003, 2002 and 2001, the closed block recognized net investment expenses of $2 million and net investment income of $1 million and $1 million, respectively, from the periodic settlement of interest rate caps and interest rate, foreign currency and credit default swaps that qualify as accounting hedges under SFAS 133, as amended.

During the year ended December 31, 2003, the closed block recognized $1 million in net investment losses related to qualifying fair value hedges. Accordingly, $1 million of unrealized gains on fair value hedged investments was recognized in net investment losses during the year ended December 31, 2003. There were no fair value hedges during the years ended December 31, 2002 and 2001. There were no discontinued fair value hedges during the years ended December 31, 2003, 2002 and 2001.

For the years ended December 31, 2003 and 2002, the net amounts accumulated in other comprehensive income relating to cash flow hedges were losses of $75 million and gains of $21 million, respectively. For the years ended December 31, 2003 and 2002, the market value of cash flow hedges decreased by $106 million and increased by $4 million, respectively. During the years ended December 31, 2003 and 2002, the closed block recognized other comprehensive net losses of $93 million and other comprehensive net gains of $4 million, respectively, relating to the effective portion of cash flow hedges. During the years ended December 31, 2003, 2002 and 2001, no cash flow hedges were discontinued. For the years ended December 31, 2003 and 2002, $3 million and $4 million of other comprehensive income was reclassified to net investment income, respectively, related to the SFAS 133 transition adjustment. Amounts reclassified for the transition adjustment for the year ended December 31, 2001 were insignificant.

Approximately $5 million of net losses reported in accumulated other comprehensive income at December 31, 2003 are expected to be reclassified during the year ending December 31, 2004 into net investment losses as the derivatives and underlying investments mature or expire according to their original terms.

For the years ended December 31, 2003, 2002 and 2001, scheduled periodic settlement payments on derivative instruments recognized as net investment gains and losses were immaterial. Net investment losses from changes in fair value of $18 million and $11 million and gains of $5 million related to derivatives not qualifying as accounting hedges were recognized for the years ended December 31, 2003, 2002 and 2001, respectively.

7. Debt

Debt consisted of the following:

	December 31, 2003	December 31, 2002
	(Dollars in millions)	
Senior notes, interest rates ranging from 3.91% to 7.25%, maturity dates ranging from 2005 to 2033	$4,256	$2,539
Surplus notes, interest rates ranging from 7.00% to 7.88%, maturity dates ranging from 2005 to 2025	940	1,632
Fixed rate notes, interest rates ranging from 1.69% to 12.00%, maturity dates ranging from 2005 to 2009	110	83
Capital lease obligations	74	21
Other notes with varying interest rates	323	150
Total long-term debt	5,703	4,425
Total short-term debt	3,642	1,161
Total	$9,345	$5,586

The Company maintains committed and unsecured credit facilities aggregating $2,478 million ($1,000 million expiring in 2004, $1,303 million expiring in 2005 and $175 million expiring in 2006). If these facilities were drawn upon, they would bear interest at rates stated in the agreements. The facilities are primarily used for general corporate purposes and as back-up lines of credit for the borrowers' commercial paper program. At December 31, 2003, the Company had drawn approximately $49 million under the facilities expiring in 2005 at interest rates ranging from 4.08% to 5.48% and approximately another $50 million under the facility expiring in 2006 at an interest rate of 1.69%. In April 2003, the Company replaced an expiring $1 billion five-year credit facility with a $1 billion 364-day credit facility and the Holding Company was added as a borrower. In May 2003, the Company replaced an expiring $140 million three-year credit facility, with a $175 million three-year credit facility which expires in 2006. At December 31, 2003, the Company had approximately $828 million in letters of credit from various banks.

Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the insurance department of the state of domicile. On November 1, 2003, the Company redeemed the $300 million of 7.45% surplus notes outstanding scheduled to mature on November 1, 2023 at a redemption price of $311 million.

The aggregate maturities of long-term debt for the Company are $134 million in 2004, $1,436 million in 2005, $662 million in 2006, $39 million in 2007, $44 million in 2008 and $3,388 million thereafter.

Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 1.1% and a weighted average maturity of 31 days at December 31, 2003. Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 1.5% and a weighted average maturity of 74 days at December 31, 2002. The Company also has other collateralized borrowings with a weighted average coupon rate of 5.07% and a weighted average maturity of 30 days at December 31, 2003. Such securities had a weighted average coupon rate of 5.83% and a weighted average maturity of 34 days at December 31, 2002.

Interest expense related to the Company's indebtedness included in other expenses was $420 million, $288 million and $252 million for the years ended December 31, 2003, 2002 and 2001, respectively.

8. Shares Subject to Mandatory Redemption and Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

MetLife Capital Trust I. In connection with MetLife, Inc.'s, initial public offering in April 2000, the Holding Company and MetLife Capital Trust I (the "Trust") issued equity security units (the "units"). Each unit originally consisted of (i) a contract to purchase, for $50, shares of the Holding Company's common stock (the "purchase contracts") on May 15, 2003; and (ii) a capital security of the Trust, with a stated liquidation amount of $50.

In accordance with the terms of the units, the Trust was dissolved on February 5, 2003, and $1,006 million aggregate principal amount of 8.00% debentures of the Holding Company (the "MetLife debentures"), the sole assets of the Trust, were distributed to the owners of the Trust's capital securities in exchange for their capital securities. The MetLife debentures were remarketed on behalf of the debenture owners on February 12, 2003 and the interest rate on the MetLife debentures was reset as of February 15, 2003 to 3.911% per annum for a yield to maturity of 2.876%. As a result of the remarketing, the debenture owners received $21 million ($0.03 per diluted common share) in excess of the carrying value of the capital securities. This excess was recorded by the Company as a charge to additional paid-in capital and, for the purpose of calculating earnings per share, is subtracted from net income to arrive at net income available to common shareholders.

On May 15, 2003, the purchase contracts associated with the units were settled. In exchange for $1,006 million, the Company issued 2.97 shares of MetLife, Inc. common stock per purchase contract, or approximately 59.8 million shares of treasury stock. The excess of the Company's cost of the treasury stock ($1,662 million) over the contract price of the stock issued to the purchase contract holders ($1,006 million) was $656 million, which was recorded as a direct reduction to retained earnings.

Interest expense on the capital securities is included in other expenses and was $10 million, $81 million and $81 million for the years ended December 31, 2003, 2002 and 2001, respectively.

GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. GenAmerica has fully and unconditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities any time after June 30, 2007. Capital securities outstanding were $119 million, net of unamortized discounts of $6 million, at both December 31, 2003 and 2002.

Interest expense on these instruments is included in other expenses and was $11 million for each of the years ended December 31, 2003, 2002 and 2001.

RGA Capital Trust I. In December 2001, a majority-owned subsidiary of the Company, Reinsurance Group of America Incorporated ("RGA"), through its wholly-owned trust, RGA Capital Trust I (the "Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051, and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $158 million, net of unamortized discount of $67 million, at both December 31, 2003 and 2002.

9. September 11, 2001 Tragedies

On September 11, 2001, terrorist attacks occurred in New York, Washington, D.C. and Pennsylvania (the "tragedies") triggering a significant loss of life and property, which had an adverse impact on certain of the Company's businesses. The Company's original estimate of the total insurance losses related to the tragedies, which was recorded in the third quarter of 2001, was $208 million, net of income taxes of $117 million. As of December 31, 2003 and 2002, the Company's remaining liability for unpaid and future claims associated with the tragedies was $9 million and $47 million, respectively, principally related to disability coverages. This estimate has been and will continue to be subject to revision in subsequent periods, as claims are received from insureds and processed. Any revision to the estimate of losses in subsequent periods will affect net income in such periods.

10. Business Realignment Initiatives

During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The impact of these actions on a segment basis were charges of $399 million in Institutional, $97 million in Individual and $3 million in Auto & Home. The liability at December 31, 2003 and 2002 was $27 million and $40 million, in the Institutional segment and $9 million and $18 million, in the Individual segment, respectively. The remaining liability is due to certain contractual obligations.

11. Income Taxes

The provision for income taxes for continuing operations was as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Current:			
Federal	$363	$ 803	$ (67)
State and local	22	(17)	(4)
Foreign	47	31	15
	432	817	(56)
Deferred:			
Federal	240	(332)	247
State and local	27	16	12
Foreign	(12)	1	1
	255	(315)	260
Provision for income taxes	$687	$ 502	$204

Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported for continuing operations were as follows:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Tax provision at U.S. statutory rate	$ 920	$572	$200
Tax effect of:			
Tax exempt investment income	(118)	(87)	(82)
State and local income taxes	44	20	6
Foreign operations net of foreign income taxes	(81)	(1)	4
Prior year taxes	(26)	(7)	38
Sales of businesses	—	—	5
Other, net	(52)	5	33
Provision for income taxes	$ 687	$502	$204

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

	December 31,	
	2003	2002
	(Dollars in millions)	
Deferred income tax assets:		
Policyholder liabilities and receivables	$ 3,704	$ 3,845
Net operating losses	352	322
Litigation related	72	99
Intangible tax asset	120	199
Other	268	386
	4,516	4,851
Less: Valuation allowance	32	84
	4,484	4,767
Deferred income tax liabilities:		
Investments	1,343	1,681
Deferred policy acquisition costs	3,595	3,307
Employee benefits	131	55
Net unrealized investment gains	1,679	1,264
Other	135	85
	6,883	6,392
Net deferred income tax liability	$(2,399)	$(1,625)

Domestic net operating loss carryforwards amount to $828 million at December 31, 2003 and will expire beginning in 2013. Foreign net operating loss carryforwards amount to $241 million at December 31, 2003 and were generated in various foreign countries with expiration periods of five years to infinity.

The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2003, the Company recorded a tax benefit for the reduction of the deferred tax valuation allowance related to certain foreign net operating loss carryforwards. The 2003 tax provision also includes an adjustment revising the estimate of income taxes for 2002.

The Internal Revenue Service has audited the Company for the years through and including 1996. The Company is being audited for the years 1997, 1998 and 1999. The Company believes that any adjustments that might be required for open years will not have a material effect on its consolidated financial statements.

12. Commitments, Contingencies and Guarantees

Litigation

Sales Practices Claims

Over the past several years, Metropolitan Life, New England Mutual Life Insurance Company ("New England Mutual") and General American Life Insurance Company ("General American") have faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims."

In December 1999, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. The class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

Similar sales practices class actions against New England Mutual, with which Metropolitan Life merged in 1996, and General American, which was acquired in 2000, have been settled. In October 2000, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by New England Mutual between January 1, 1983 through August 31, 1996. The class includes owners of approximately 600,000 in-force or terminated policies. A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by General American between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement. The class includes owners of approximately 250,000 in-force or terminated policies.

Certain class members have opted out of the class action settlements noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits have been brought. As of December 31, 2003, there are approximately 366 sales practices lawsuits pending against Metropolitan Life, approximately 40 sales practices lawsuits pending against New England Mutual and approximately 25 sales practices lawsuits pending against General American. Metropolitan Life, New England Mutual and General American continue to defend themselves vigorously against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

The Metropolitan Life class action settlement did not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada, and these actions remain pending.

The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life, New England Mutual and General American.

Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life's, New England Mutual's or General American's sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

Asbestos-Related Claims

Metropolitan Life is also a defendant in thousands of lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits have principally been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life's employees during the period from the 1920's through approximately the 1950's and have alleged that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life believes that it should not have legal liability in such cases.

Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. Although Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse monetary judgments in respect of these claims, due to the risks and expenses of litigation, almost all past cases have been resolved by settlements. Metropolitan Life's defenses (beyond denial of certain factual allegations) to plaintiffs' claims include that: (i) Metropolitan Life owed no duty to the plaintiffs — it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs cannot demonstrate justifiable detrimental reliance; and (iii) plaintiffs cannot demonstrate proximate causation. In defending asbestos cases, Metropolitan Life selects various strategies depending upon the jurisdictions in which such cases are brought and other factors which, in Metropolitan Life's judgment, best protect Metropolitan Life's interests. Strategies include seeking to settle or compromise claims, motions challenging the legal or factual basis for such claims or defending on the merits at trial. In 2002 and 2003, trial courts in California, Utah and Georgia granted motions dismissing claims against Metropolitan Life on some or all of the above grounds. Other courts have denied motions brought by Metropolitan Life to dismiss cases without the necessity of trial. There can be no assurance that Metropolitan Life will receive favorable decisions on motions in the future. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases, including when trials of these cases are appropriate.

The following table sets forth the total number of asbestos personal injury claims pending against Metropolitan Life as of the dates indicated, the number of new claims during the years ended on those dates and the total settlement payments made to resolve asbestos personal injury claims during those years:

	At or for the Years Ended December 31,		
	2003	2002	2001
		(Dollars in millions)	
Asbestos personal injury claims at year end (approximate)	111,700	106,500	89,000
Number of new claims during the year (approximate)	60,300	66,000	59,500
Settlement payments during the year (1)	$ 84.2	$ 95.1	$ 90.7

(1) Settlement payments represent payments made by Metropolitan Life during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. The ability of Metropolitan Life to estimate its ultimate asbestos exposure is subject to considerable uncertainty due to numerous factors. The availability of data is limited and it is difficult to predict with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts.

Recent bankruptcies of other companies involved in asbestos litigation, as well as advertising by plaintiffs' asbestos lawyers, may result in an increase in the number of claims and the cost of resolving claims, as well as the number of trials and possible adverse verdicts Metropolitan Life may experience. Plaintiffs are seeking additional funds from defendants, including Metropolitan Life, in light of such recent bankruptcies by certain other defendants. In addition, publicity regarding legislative reform efforts may result in an increase in the number of claims.

Metropolitan Life will continue to study its claims experience, review external literature regarding asbestos claims experience in the United States and consider numerous variables that can affect its asbestos liability exposure, including bankruptcies of other companies involved in asbestos litigation and legislative and judicial developments, to identify trends and to assess their impact on the recorded asbestos liability.

The number of asbestos cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain. Accordingly, it is reasonably possible that the Company's total exposure to asbestos claims may be greater than the liability recorded by the Company in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, it does not believe any such charges are likely to have a material adverse effect on the Company's consolidated financial position.

During the fourth quarter of 2002, Metropolitan Life analyzed its claims experience and reviewed external publications and numerous variables to identify trends and assessed their impact on its recorded asbestos liability. Certain publications suggested a trend towards more asbestos-related claims and a greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs' lawyers. Plaintiffs' lawyers continue to advertise heavily with respect to asbestos litigation. Bankruptcies and reorganizations of other defendants in asbestos litigation may increase the pressures on remaining defendants, including Metropolitan Life. Through the first nine months of 2002, the number of new claims received by Metropolitan Life was lower than those received during the comparable 2001 period. However, the number of new claims received by Metropolitan Life during the fourth quarter of 2002 was significantly higher than those received in the prior year quarter, resulting in more new claims being received by Metropolitan Life in 2002 than in 2001. Factors considered also included expected trends in filing cases, the dates of initial exposure of plaintiffs to asbestos, the likely percentage of total asbestos claims which included Metropolitan Life as a defendant and experience in claims settlement negotiations.

Metropolitan Life also considered views derived from actuarial calculations it made in the fourth quarter of 2002. These calculations were made using, among other things, then current information regarding Metropolitan Life's claims and settlement experience, information available in public reports, as well as a study regarding the possible future incidence of mesothelioma. Based on all of the above information, including greater than expected claims experience in 2000, 2001 and 2002, Metropolitan Life expected to receive more claims in the future than it had previously expected. Previously, Metropolitan Life's liability reflected that the increase in asbestos-related claims was a result of an acceleration in the reporting of such claims; the liability now reflects that such an increase is also the result of an increase in the total number of asbestos-related claims expected to be received by Metropolitan Life. Accordingly, Metropolitan Life increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million at December 31, 2002. This total recorded asbestos-related liability (after the self-insured retention) is within the coverage of the excess insurance policies discussed below. The aforementioned analysis was updated through December 31, 2003.

During 1998, Metropolitan Life paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500 million, which is in excess of a $400 million self-insured retention. The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid by Metropolitan Life in any given year that may be recoverable in the next calendar year under the policies will be reflected as a reduction in the Company's operating cash flows for the year in which they are paid, management believes that the payments will not have a material adverse effect on the Company's liquidity.

Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to Metropolitan Life at the commutation date if the reference fund is greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life if the cumulative return on the reference fund is less than the return specified in the experience fund. The return in the reference fund is tied to performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index. A claim was made under the excess insurance policies in 2003 for the amounts paid with respect to asbestos litigation in excess of the retention. Based on performance of the reference fund, at December 31, 2002, the loss reimbursements to Metropolitan Life in 2003 and the recoverable with respect to later periods was $42 million less than the amount of the recorded losses. Such foregone loss reimbursements may be recovered upon commutation depending upon future performance of the reference fund. The foregone loss reimbursements were estimated to be $9 million with respect to 2002 claims and estimated to be $42 million in the aggregate.

The $402 million increase in the recorded liability for asbestos claims less the foregone loss reimbursement adjustment of $42 million ($27 million, net of income tax) resulted in an increase in the recoverable of $360 million. At December 31, 2002, a portion ($136 million) of the $360 million recoverable was recognized in income while the remainder ($224 million) was recorded as a deferred gain which is expected to be recognized in income in the future over the estimated settlement period of the excess insurance policies. The $402 million increase in the recorded liability, less the portion of the recoverable recognized in income, resulted in a net expense of $266 million ($169 million, net of income tax). The $360 million recoverable may change depending on the future performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index.

As a result of the excess insurance policies, $1,237 million is recorded as a recoverable at December 31, 2002 ($224 million of which is recorded as a deferred gain as mentioned above); the amount includes recoveries for amounts paid in 2002. If at some point in the future, the Company believes the liability for probable and estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be recorded as a deferred gain and amortized into income over the estimated remaining settlement period of the insurance policies.

In 2003, Metropolitan Life also has been named as a defendant in a small number of silicosis, welding and mixed dust cases. The cases are pending in Mississippi, Texas, Ohio, Pennsylvania, West Virginia, Louisiana, Kentucky, Georgia, Alabama, Illinois and Arkansas. The Company intends to defend itself vigorously against these cases.

Property and Casualty Actions

A purported class action has been filed against Metropolitan Property and Casualty Insurance Company's subsidiary, Metropolitan Casualty Insurance Company, in Florida alleging breach of contract and unfair trade practices with respect to allowing the use of parts not made by the original manufacturer to repair damaged automobiles. Discovery is ongoing and a motion for class certification is pending. Two purported nationwide class actions have been filed against Metropolitan Property and Casualty Insurance Company in Illinois. One suit claims breach of contract and fraud due to the alleged underpayment of medical claims arising from the use of a purportedly biased provider fee pricing system. A motion for class certification has been filed and discovery is ongoing. The second suit claims breach of contract and fraud arising from the alleged use of preferred provider organizations to reduce medical provider fees covered by the medical claims portion of the insurance policy. A motion to dismiss has been filed. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company in Montana. This suit alleges breach of contract and bad faith for not aggregating medical payment and uninsured coverages provided in connection with the several vehicles identified in insureds' motor vehicle policies. Metropolitan Property and Casualty Insurance Company is vigorously defending itself against this lawsuit. Certain plaintiffs' lawyers have alleged that the use of certain automated databases to provide total loss vehicle valuation methods was improper. Metropolitan Property and Casualty Insurance Company, along with a number of other insurers, has tentatively agreed in January 2004 to resolve this issue in a class action format. The amount to be paid in resolution of this matter will not be material to Metropolitan Property and Casualty Insurance Company.

Demutualization Actions

Several lawsuits were brought in 2000 challenging the fairness of Metropolitan Life's plan of reorganization, as amended (the "plan") and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions name as defendants some or all of Metropolitan Life, the Holding Company, the individual directors, the New York Superintendent of Insurance (the "Superintendent") and the underwriters for MetLife, Inc.'s initial public offering, Goldman Sachs & Company and Credit Suisse First Boston. Five purported class actions pending in the New York state court in New York County were consolidated within the commercial part. In addition, there remained a separate purported class action in New York state court in New York County. On February 21, 2003, the defendants' motions to dismiss both the consolidated action and separate action were granted; leave to replead as a proceeding under Article 78 of New York's Civil Practice Law and Rules has been granted in the separate action. Plaintiffs in the consolidated action and separate action have filed notices of appeal. Another purported class action in New York state court in Kings County has been voluntarily held in abeyance by plaintiffs. The plaintiffs in the state court class actions seek injunctive, declaratory and compensatory relief, as well as an accounting and, in some instances, punitive damages. Some of the plaintiffs in the above described actions also have brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the Superintendent who approved the plan. In this proceeding, petitioners seek to vacate the Superintendent's Opinion and Decision and enjoin him from granting final approval of the plan. This case also is being held in abeyance by plaintiffs. Three purported class actions were filed in the United States District Court for the Eastern District of New York claiming violation of the Securities Act of 1933. The plaintiffs in these actions, which have been consolidated, claim that the Policyholder Information Booklets relating to the plan failed to disclose certain material facts and seek rescission and compensatory damages. Metropolitan Life's motion to dismiss these three cases was denied in 2001. On February 4, 2003, plaintiffs filed a consolidated amended complaint adding a fraud claim under the Securities Exchange Act of 1934. Metropolitan Life has served a motion to dismiss the consolidated amended complaint and a motion for summary judgment in this action. Metropolitan Life, the Holding Company and the individual defendants believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

In 2001, a lawsuit was filed in the Superior Court of Justice, Ontario, Canada on behalf of a proposed class of certain former Canadian policyholders against the Holding Company, Metropolitan Life, and Metropolitan Life Insurance Company of Canada. Plaintiffs' allegations concern the way that their policies were treated in connection with the demutualization of Metropolitan Life; they seek damages, declarations, and other non-pecuniary relief. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest vigorously all of plaintiffs' claims in this matter.

In July 2002, a lawsuit was filed in the United States District Court for the Eastern District of Texas on behalf of a proposed class comprised of the settlement class in the Metropolitan Life sales practices class action settlement approved in December 1999 by the United States District Court for the Western District of Pennsylvania. After the defendants' motion to transfer the lawsuit to the Western District of Pennsylvania was granted, plaintiffs filed an amended complaint alleging that the treatment of the cost of the sales practices settlement in connection with the demutualization of Metropolitan Life breached the terms of the settlement. Plaintiffs sought compensatory and punitive damages, as well as attorneys' fees and costs. In October 2003, the court granted defendants' motion to dismiss the action. Plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In January 2004, the appeal was dismissed.

Race-Conscious Underwriting Claims

Insurance departments in a number of states initiated inquiries in 2000 about possible race-conscious underwriting of life insurance. These inquiries generally have been directed to all life insurers licensed in their respective states, including Metropolitan Life and certain of its affiliates. The New York Insurance Department has concluded its examination of Metropolitan Life concerning possible past race-conscious underwriting practices. Four purported class action lawsuits filed against Metropolitan Life in 2000 and 2001 alleging racial discrimination in the marketing, sale, and administration of life insurance policies have been consolidated in the United States District Court for the Southern District of New York. On April 28, 2003, the United States District Court approved a class-action settlement of the consolidated actions. Several persons filed notices of appeal from the order approving the settlement, but subsequently the appeals were dismissed. Metropolitan Life also has entered into settlement agreements to resolve the regulatory examination. Metropolitan Life recorded a charge in the fourth quarter of 2001 in connection with the anticipated resolution of these matters. The Company believes the remaining portion of the previously recorded charge is adequate to cover the costs associated with the resolution of these matters.

Sixteen lawsuits involving approximately 130 plaintiffs have been filed in federal and state court in Alabama, Mississippi and Tennessee alleging federal and/or state law claims of racial discrimination in connection with the sale, formation, administration or servicing of life insurance policies. Metropolitan Life is contesting vigorously plaintiffs' claims in these actions.

Other

In 2001, a putative class action was filed against Metropolitan Life in the United States District Court for the Southern District of New York alleging gender discrimination and retaliation in the MetLife Financial Services unit of the Individual segment. The plaintiffs were seeking unspecified compensatory damages, punitive damages, a declaration that the alleged practices were discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices, an order restoring class members to their rightful positions (or appropriate compensation in lieu thereof), and other relief. Plaintiffs filed a motion for class certification. Opposition papers were filed by Metropolitan Life. In August 2003, the court granted preliminary approval to a settlement of the lawsuit. At the fairness hearing held on November 6, 2003, the court approved the settlement of the lawsuit. Implementation of the settlement has commenced in 2004.

A putative class action lawsuit is pending in the United States District Court for the District of Columbia, in which plaintiffs allege that they were denied certain ad hoc pension increases awarded to retirees under the Metropolitan Life retirement plan. The ad hoc pension increases were awarded only to retirees (i.e., individuals who were entitled to an immediate retirement benefit upon their termination of employment) and not available to individuals like these plaintiffs whose employment, or whose spouses' employment, had terminated before they became eligible for an immediate retirement benefit. The plaintiffs seek to represent a class consisting of former Metropolitan Life employees, or their surviving spouses, who are receiving deferred vested annuity payments under the retirement plan and who were allegedly eligible to receive the ad hoc pension increases awarded in 1977, 1980, 1989, 1992, 1996 and 2001, as well as increases awarded in earlier years. Metropolitan Life is vigorously defending itself against these allegations.

A lawsuit was filed against Metropolitan Life in Ontario, Canada by Clarica Life Insurance Company regarding the sale of the majority of Metropolitan Life's Canadian operation to Clarica in 1998. Clarica alleged that Metropolitan Life breached certain representations and warranties contained in the sale agreement, that Metropolitan Life made misrepresentations upon which Clarica relied during the negotiations and that Metropolitan Life was negligent in the performance of certain of its obligations and duties under the sale agreement. The parties settled the matter in January 2004. The settlement will have no material impact on the Company's consolidated financial results in 2004.

A reinsurer of universal life policy liabilities of Metropolitan Life and certain of its affiliates commenced an arbitration proceeding and sought *rescission, claiming* that, during underwriting, material misrepresentations or omissions were made to the reinsurer. The reinsurer also sent a notice purporting to increase reinsurance premium rates. In December 2003, the arbitration panel denied the reinsurer's attempt to rescind the contract and granted the reinsurer's request to raise rates. As a result of the panel's rulings, liabilities ceded to the reinsurer were recaptured effective May 5, 2003. The recapture had no material impact on the Company's consolidated financial results in 2003.

As previously reported, the SEC is conducting a formal investigation of New England Securities Corporation ("NES"), an indirect subsidiary of New England Life Insurance Company ("NELICO"), in response to NES informing the SEC that certain systems and controls relating to one NES advisory program were not operating effectively. NES is cooperating fully with the SEC.

Prior to filing the Company's June 30, 2003 Form 10-Q, MetLife announced a $31 million after-tax charge resulting from certain improperly deferred expenses at an affiliate, New England Financial. MetLife notified the SEC about the nature of this charge prior to its announcement. The SEC is pursuing a formal investigation of the matter and MetLife is fully cooperating with the investigation.

The American Dental Association and two individual providers have sued MetLife, Mutual of Omaha and Cigna in a purported class action lawsuit brought in a Florida federal district court. The plaintiffs purport to represent a nationwide class of in-network providers who allege that their claims are being wrongfully reduced by downcoding, bundling, and the improper use and programming of software. The complaint alleges federal racketeering and various state law theories of liability. MetLife is vigorously defending the case and a motion to dismiss has been filed.

A purported class action in which a policyholder seeks to represent a class of owners of participating life insurance policies is pending in state court in New York. Plaintiff asserts that Metropolitan Life breached her policy in the manner in which it allocated investment income across lines of business during a period ending with the 2000 demutualization. In August 2003, an appellate court affirmed the dismissal of fraud claims in this action. MetLife is vigorously defending the case.

Regulatory bodies have contacted the Company and have requested information relating to market timing and late trading of mutual funds and variable insurance products. The Company believes that these inquiries are similar to those made to many financial services companies as part of an industry-wide investigation by various regulatory agencies into the practices, policies and procedures relating to trading in mutual fund shares. State Street Research Investment Services, one of the Company's indirect broker/dealer subsidiaries, has entered into a settlement with the National Association of Securities Dealers ("NASD") resolving all outstanding issues relating to its investigation. The SEC has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. The Company is in the process of responding and is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

Summary

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Leases

In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements were as follows:

	Rental Income	Sublease Income	Gross Rental Payments
		(Dollars in millions)	
2004	$ 567	$16	$210
2005	$ 522	$15	$192
2006	$ 481	$14	$168
2007	$ 432	$12	$145
2008	$ 366	$10	$113
Thereafter	$1,955	$13	$717

Commitments to Fund Partnership Investments

The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,380 million and $1,667 million at December 31, 2003 and 2002, respectively. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

Guarantees

In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future.

In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from $1 million to $800 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies other of its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

The fair value of such indemnities, guarantees and commitments entered into was insignificant. The Company's recorded liability at December 31, 2003 and 2002 for indemnities, guarantees and commitments provided to third parties prior to January 1, 2003 was insignificant.

The Company writes credit default swap obligations requiring payment of principal due in exchange for the reference credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits become worthless, is $489 million at December 31, 2003. The credit default swaps expire at various times during the next four years.

13. Employee Benefit Plans

Pension Benefit and Other Benefit Plans

The Company is both the sponsor and administrator of defined benefit pension plans covering eligible employees and sales representatives of the Company. Retirement benefits are based upon years of credited service and final average or career average earnings history.

The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to the postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

The Company uses a December 31 measurement date for all of its pension and postretirement benefit plans.

Obligations, Funded Status and Net Periodic Benefit Costs

	December 31,			
	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
	(Dollars in millions)			
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$4,785	$4,426	$1,878	$1,669
Service cost	123	105	38	36
Interest cost	314	308	122	123
Acquisitions and divestitures	(1)	(73)	—	—
Actuarial losses	352	312	167	342
Curtailments and terminations	(7)	(3)	(4)	(2)
Change in benefits	(2)	—	(1)	(168)
Benefits paid	(292)	(290)	(122)	(122)
Projected benefit obligation at end of year	5,272	4,785	2,078	1,878
Change in plan assets:				
Contract value of plan assets at beginning of year	4,053	4,161	965	1,169
Actual return on plan assets	634	(179)	112	(92)
Acquisitions and divestitures	(1)	(67)	—	—
Employer and participant contributions	337	428	46	10
Benefits paid	(292)	(290)	(122)	(122)
Contract value of plan assets at end of year	4,731	4,053	1,001	965
Under funded	(541)	(732)	(1,077)	(913)
Unrecognized net asset at transition	3	—	—	—
Unrecognized net actuarial losses	1,451	1,507	364	262
Unrecognized prior service cost	82	101	(184)	(208)
Prepaid (accrued) benefit cost	$ 995	$ 876	$ (897)	$ (859)
Qualified plan prepaid pension cost	$1,325	$1,171		
Non-qualified plan accrued pension cost	(474)	(341)		
Unamortized prior service cost	14	—		
Accumulated other comprehensive loss	130	46		
Prepaid benefit cost	$ 995	$ 876		

The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

	Qualified Plan		Non-Qualified Plan		Total	
	2003	2002	2003	2002	2003	2002
	(Dollars in millions)					
Aggregate projected benefit obligation	$(4,735)	$(4,311)	$(537)	$(474)	$(5,272)	$(4,785)
Aggregate contract value of plan assets (principally Company contracts)	4,731	4,053	—	—	4,731	4,053
Under funded	$ (4)	$ (258)	$(537)	$(474)	$ (541)	$ (732)

The accumulated benefit obligation for all defined benefit pension plans was $4,902 million and $4,259 million at December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
	2003	2002
	(Dollars in millions)	
Projected benefit obligation	$560	$489
Accumulated benefit obligation	$472	$359
Fair value of plan assets	$ 16	$ 9

Information for pension and postretirement plans with a projected benefit obligation in excess of plan assets:

	December 31,			
	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
	(Dollars in millions)			
Projected benefit obligation	$5,232	$4,746	$2,078	$1,878
Fair value of plan assets	$4,675	$3,995	$1,001	$ 965

The components of net periodic benefit cost were as follows:

	Pension Benefits			Other Benefits		
	2003	2002	2001	2003	2002	2001
	(Dollars in millions)					
Service cost	$ 123	$ 105	$ 104	$ 38	$ 36	$ 34
Interest cost	314	308	308	122	123	115
Expected return on plan assets	(335)	(356)	(402)	(71)	(93)	(108)
Amortization of prior actuarial losses (gains)	103	33	(2)	(12)	(9)	(27)
Curtailment cost	10	11	21	3	4	6
Net periodic benefit cost	$ 215	$ 101	$ 29	$ 80	$ 61	$ 20

Assumptions

Assumptions used in determining benefit obligations were as follows:

	December 31,			
	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Discount rate	3.5%-9.5%	4%-9.5%	6.1%-6.5%	6.5%-7.25%
Rate of compensation increase	3%-8%	2%-8%	N/A	N/A

Assumptions used in determining net periodic benefit cost were as follows:

	December 31,			
	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Discount rate	4%-9.5%	4%-9.5%	6.5%-6.75%	6.5%-7.40%
Expected rate of return on plan assets	3.5%-10%	4%-10 %	3.79%-8.5 %	5.2%-9%
Rate of compensation increase	3%-8%	2%-8%	N/A	N/A

For the largest of the plans sponsored by the Company (the Metropolitan Life Retirement Plan for United States Employees, with a projected benefit obligation of $5.2 billion or 98% of all qualified plans at December 31, 2003), the discount rate and the range of rates of future compensation increases used in determining that plan's benefit obligation at December 31, 2003 were 6.1% and 4% to 8%, respectively. The discount rate, expected rate of return on plan assets, and the range of rates of future compensation increases used in determining that plan's net periodic benefit cost at December 31, 2003 were 6.75%, 8.5% and 4% to 8%, respectively. The discount rate is based on the yield of a hypothetical portfolio of high-quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due. The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within a reasonable tolerance from the derived rate. The expected rate of return on plan assets for use in that plan's valuation in 2004 is currently anticipated to be 8.5%. The discount rates of 3.5% and 9.5% used in determining pension benefit obligations, the discount rates of 4% and 9.5% used in determining net periodic pension costs, and the expected rates of return on pension plan assets of 3.5% and 10% are attributable to the Company's international subsidiaries in Taiwan and Mexico, respectively. The rates of compensation increase of 3% and 2% in 2003 and 2002, respectively, is attributable to the Company's subsidiary in Taiwan. These rates are indicative of the economic environments in those countries. The expected rate of return on postretirement benefit plan assets of 3.79% is attributable to the Company's Canadian subsidiary and reflects the nature of the investments.

The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were as follows:

	December 31, 2003	December 31, 2002
Pre-Medicare eligible claims	8.5% down to 5% in 2010	9% down to 5% in 2010
Medicare eligible claims	10.5% down to 5% in 2014	11% down to 5% in 2014

Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease
	(Dollars in millions)	
Effect on total of service and interest cost components	$ 10	$ (9)
Effect of accumulated postretirement benefit obligation	$108	$(105)

Plan Assets

The weighted average allocation of pension plan and other benefit plan assets is as follows:

	December 31,			
	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Asset Category				
Equity securities	52%	38%	38%	36%
Fixed maturities	39%	52%	61%	63%
Real estate	9%	10%	—	—
Other	—	—	1%	1%
Total	100%	100%	100%	100%

The weighted average target allocation of pension plan and other benefit plan assets for 2004 is as follows:

	Pension Benefits	Other Benefits
Asset Category		
Equity securities	35%-60%	25%-40%
Fixed maturities	35%-70%	50%-80%
Real estate	0%-15%	N/A
Other	0%-20%	0%-10%

Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification and partial liability immunization. Adjustments are made to target allocations based on the Company's assessment of the impact of economic factors and market conditions.

Cash Flows

In January 2004, the Company contributed $450 million to its pension plans and $89 million to its other benefit plans during 2004.

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
	(Dollars in millions)	
2004	$ 329	$117
2005	$ 301	$121
2006	$ 313	$125
2007	$ 319	$130
2008	$ 328	$134
2009-2013	$1,828	$729

Savings and Investment Plans

The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $59 million, $58 million and $60 million for the years ended December 31, 2003, 2002 and 2001, respectively.

14. Equity

Preferred Stock

On September 29, 1999, the Holding Company adopted a stockholder rights plan (the "rights plan") under which each outstanding share of common stock issued between April 4, 2000 and the distribution date (as defined in the rights plan) will be coupled with a stockholder right. Each right will entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock will have economic and voting terms equivalent to one share of common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings.

Stockholder rights are not exercisable until the distribution date, and will expire at the close of business on April 4, 2010, unless earlier redeemed or exchanged by the Holding Company. The rights plan is designed to protect stockholders in the event of unsolicited offers to acquire the Holding Company and other coercive takeover tactics.

Common Stock

On February 19, 2002, the Holding Company's Board of Directors authorized a $1 billion common stock repurchase program. This program began after the completion of the March 28, 2001 and June 27, 2000 repurchase programs, each of which authorized the repurchase of $1 billion of common stock. Under these authorizations, the Holding Company may purchase common stock from the MetLife Policyholder Trust, in the open market and in privately negotiated transactions.

On August 7, 2001, the Company purchased 10 million shares of its common stock as part of the sale of 25 million shares of MetLife common stock by Santusa Holdings, S.L., an affiliate of Banco Santander Central Hispano, S.A. The sale by Santusa Holdings, S.L. was made pursuant to a shelf registration statement, effective June 29, 2001.

The Company acquired 2,997,200, 15,244,492 and 45,242,966 shares of common stock for $97 million, $471 million and $1,322 million during the years ended December 31, 2003, 2002 and 2001, respectively. During the year ended December 31, 2003, 59,904,925 shares of common stock were issued from treasury stock for $1,667 million, of which 59,771,221 shares were issued in connection with the settlement of the purchase contracts (see Note 8) with cash proceeds of approximately $1,006 million. During the years ended December 31, 2002 and 2001, 16,379 and 67,578 shares of common stock were issued from treasury stock for $438 thousand and $1 million, respectively. At December 31, 2003, the Company had approximately $709 million remaining on its existing share repurchase authorization.

Dividend Restrictions

Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year, and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a cash dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. For the year ended December 31, 2003, Metropolitan Life paid to MetLife, Inc. $698 million in dividends for which prior insurance regulatory clearance was not required and $750 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2002, Metropolitan Life paid to MetLife, Inc. $535 million in dividends for which prior insurance regulatory clearance was not required and $369 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2001, Metropolitan Life paid to MetLife, Inc. $721 million in dividends for which prior insurance regulatory clearance was not required and $3,033 million in special dividends, as approved by the Superintendent. At December 31, 2003, the maximum amount of the dividend which may be paid to the Holding Company from Metropolitan Life in 2004, without prior regulatory approval is $798 million. Metropolitan Life could pay the Holding Company a dividend of $798 million without prior approval of the Superintendent.

Under the Delaware Insurance Law, MIAC is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the greater of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year, and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MIAC will be permitted to pay a cash dividend to the Holding Company in excess of the greater of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the Delaware Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. MIAC paid to MetLife, Inc. $104 million in dividends for which prior insurance regulatory clearance was not required and $94 million in special dividends, as approved by the Superintendent for the year ended December 31, 2003. For the years ended December 31, 2002 and 2001, respectively, MIAC paid to MetLife, Inc. $25 million and $31 million in dividends for which prior insurance regulatory clearance was not required. As of December 31, 2003, the maximum amount of the dividend which may be paid to the Holding Company from MIAC in 2004, without prior regulatory approval, is $185 million.

Under the Rhode Island Insurance Law, Metropolitan Property and Casualty Insurance Company is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year, and (ii) next preceding three year earnings reduced by capital gains and dividends paid to stockholders. Metropolitan Property and Casualty Insurance Company will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. For the year ended December 31, 2003, Metropolitan Property and Casualty Insurance Company paid to MetLife, Inc. $75 million in dividends for which prior insurance regulatory clearance was not required. As of December 31, 2003, the maximum amount of the dividend which may be paid to the Holding Company from Metropolitan Property and Casualty Insurance Company in 2004, without prior regulatory approval, is $200 million.

Stock Compensation Plans

Under the MetLife, Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan"), awards granted may be in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code. Under the MetLife, Inc. 2000 Directors Stock Plan, as amended (the "Directors Stock Plan"), awards granted may be in the form of stock awards or non-qualified stock options or a combination of the foregoing to outside Directors of the Company. The aggregate number of shares of stock that may be awarded under the Stock Incentive Plan is subject to a maximum limit of 37,823,333 shares for the duration of the plan. The Directors Stock Plan has a maximum limit of 500,000 share awards.

All options granted have an exercise price equal to the fair market value price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Certain options under the Stock Incentive Plan become exercisable over a three-year period commencing with the date of grant, while other options become exercisable three years after the date of grant. Options issued under the Directors Stock Plan are exercisable immediately.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants for the:

	Years Ended December 31,		
	2003	2002	2001
Dividend yield	0.68%-0.79%	0.68%	0.68%
Risk-free rate of return	2.71%-4.03%	4.74%-5.52%	5.72%
Volatility	37.0%-38.7%	25.3%-30.3%	31.60%
Expected duration	6 years	6 years	4-6 years

A summary of the status of options included in the Company's Stock Incentive Plan and Directors Stock Plan is presented below:

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —	—	$ —
Granted	12,263,550	$29.93	—	$ —
Exercised	—	$ —	—	$ —
Canceled/Expired	(1,146,866)	$29.95	—	$ —
Outstanding at December 31, 2001	11,116,684	$29.93	—	$ —
Granted	7,275,855	$30.35	—	$ —
Exercised	(11,401)	$29.95	—	$ —
Canceled/Expired	(2,121,508)	$30.07	—	$ —
Outstanding at December 31, 2002	16,259,630	$30.10	1,357,034	$30.01
Granted	5,634,439	$26.13	—	$ —
Exercised	(20,054)	$30.02	—	$ —
Canceled/Expired	(1,578,987)	$29.45	—	$ —
Outstanding December 31, 2003	20,295,028	$29.05	4,566,265	$30.15

	Years Ended December 31,		
	2003	2002	2001
Weighted average fair value of options granted	$10.41	$10.48	$10.29

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$23.75 – $26.75	5,180,950	9.12	$25.97	9,334	$23.75
$26.76 – $28.75	201,336	8.52	$27.41	2,336	$28.10
$28.76 – $30.75	14,707,077	7.28	$30.11	4,471,306	$30.12
$30.76 – $32.75	146,135	8.18	$31.86	58,759	$31.72
$32.76 – $33.64	59,530	9.27	$33.26	24,530	$33.64
	20,295,028	7.77	$29.05	4,566,265	$30.15

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted by the Company subsequent to December 31, 2002. As permitted under SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under APB 25. Had compensation expense for grants awarded prior to January 1, 2003 been determined based on fair value at the date of grant in accordance with SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company's earnings and earnings per share amounts would have been reduced to the following pro-forma amounts:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions, except per share data)		
Net Income	$2,217	$1,605	$ 473
Charge for conversion of company-obligated mandatorily redeemable securities of a subsidiary trust(1)	(21)	—	—
Net income available to common shareholders	$2,196	$1,605	$ 473
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	$ 13	$ 1	$ 1
Deduct: Total Stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(42)	(33)	(20)
Pro forma net income available to common shareholders(2)(3)	$2,167	$1,573	$ 454
Basic earnings per share			
As reported	$ 2.98	$ 2.28	$0.64
Pro forma(2)(3)	$ 2.94	$ 2.23	$0.61
Diluted earnings per share			
As reported	$ 2.94	$ 2.20	$0.62
Pro forma(2)(3)	$ 2.90	$ 2.15	$0.59

(1) See Note 8 for a discussion of this charge included in the calculation of net income available to common shareholders.
(2) The pro forma earnings disclosures are not necessarily representative of the effects on net income and earnings per share in future years.
(3) Includes the Company's ownership share of stock compensation costs related to the Reinsurance Group of America, Incorporated incentive stock plan and the stock compensation costs related to the incentive stock plans at SSRM Holdings, Inc. determined in accordance with SFAS 123.

For the years ended December 31, 2003, 2002 and 2001, stock-based compensation expense related to the Company's Stock Incentive Plan and Directors Stock Plan was $20 million, $2.1 million and $1.3 million, respectively, including stock-based compensation for non-employees of $550 thousand, $2.1 million and $1.3 million, respectively.

Statutory Equity and Income

Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

As of December 31, 2001, New York Statutory Accounting Practices did not provide for deferred income taxes. The Department has adopted a modification to its regulations, effective December 31, 2002, with respect to the admissibility of deferred taxes by New York insurers, subject to certain limitations.

Statutory net income of Metropolitan Life, as filed with the Department, was $2,169 million, $1,455 million and $2,782 million for the years ended December 31, 2003, 2002 and 2001, respectively; statutory capital and surplus, as filed, was $7,978 million and $6,986 million at December 31, 2003 and 2002, respectively.

Statutory net income of MIAC, which is domiciled in Delaware, as filed with the Insurance Department of Delaware, was $341 million, $34 million and $26 million for the years ended December 31, 2003, 2002 and 2001, respectively; statutory capital and surplus, as filed, was $1,051 million and $1,037 million at December 31, 2003 and 2002, respectively.

Statutory net income of Metropolitan Property and Casualty, which is domiciled in Rhode Island, as filed with the Insurance Department of Rhode Island, was $214 million, $173 million and $61 million for the years ended December 31, 2003, 2002 and 2001, respectively; statutory capital and surplus, as filed, was $1,996 million and $1,964 million at December 31, 2003 and 2002, respectively.

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments, and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on the statutory capital and surplus of Metropolitan Life and the Holding Company's other insurance subsidiaries.

Other Comprehensive Income

The following table sets forth the reclassification adjustments required for the years ended December 31, 2003, 2002 and 2001 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Holding gains on investments arising during the year	$1,549	$3,755	$1,343
Income tax effect of holding gains	(582)	(1,179)	(530)
Reclassification adjustments:			
Recognized holding losses included in current year income	330	336	510
Amortization of premiums and accretion of discounts associated with investments	(168)	(526)	(488)
Recognized holding gains allocated to other policyholder amounts	(215)	(145)	(134)
Income tax effect	20	105	45
Allocation of holding losses on investments relating to other policyholder amounts	(391)	(2,832)	(69)
Income tax effect of allocation of holding losses to other policyholder amounts	147	889	27
Net unrealized investment gains	690	403	704
Foreign currency translation adjustment	177	(69)	(60)
Minimum pension liability adjustment	(82)	—	(18)
Other comprehensive income	$ 785	$ 334	$ 626

15. Other Expenses

Other expenses were comprised of the following:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Compensation	$2,685	$2,481	$2,459
Commissions	2,474	2,000	1,651
Interest and debt issue costs	478	403	332
Amortization of policy acquisition costs (excludes amounts directly related to net investment gains (losses)) of $(31), $5 and $25, respectively)	1,818	1,639	1,413
Capitalization of policy acquisition costs	(2,792)	(2,340)	(2,039)
Rent, net of sublease income	254	295	282
Minority interest	110	73	57
Other	2,274	2,464	2,867
Total other expenses	$7,301	$7,015	$7,022

16. Earnings Per Share

The following presents a reconciliation of the weighted average shares used in calculating basic earnings per share to those used in calculating diluted earnings per share:

	For the Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions, except share and per share data)		
Weighted average common stock outstanding for basic earnings per share	737,903,107	704,599,115	741,041,654
Incremental shares from assumed:			
Conversion of forward purchase contracts	8,293,269	24,596,950	25,974,114
Exercise of stock options	68,111	5,233	1,133
Issuance under deferred stock compensation	579,810	—	—
Weighted average common stock outstanding for diluted earnings per share	746,844,297	729,201,298	767,016,901
Income from continuing operations	$ 1,943	$ 1,134	$ 366
Charge for conversion of company-obligated mandatorily redeemable securities of a subsidiary trust(1)	(21)	—	—
Income from continuing operations available to common shareholders	$ 1,922	$ 1,134	$ 366
Basic earnings per share	$ 2.60	$ 1.61	$ 0.49
Diluted earnings per share	$ 2.57	$ 1.56	$ 0.48

	For the Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions, except share and per share data)		
Income from discontinued operations available to common shareholders	$ 300	$ 471	$ 107
Basic earnings per share	$ 0.41	$ 0.67	$ 0.14
Diluted earnings per share	$ 0.40	$ 0.65	$ 0.14
Cumulative effect of change in accounting, net of income taxes	$ (26)	$ —	$ —
Basic earnings per share	$ (0.04)	$ —	$ —
Diluted earnings per share	$ (0.03)	$ —	$ —
Net Income	$ 2,217	$ 1,605	$ 473
Charge for conversion of company-obligated mandatorily redeemable securities of a subsidiary trust(1)	(21)	—	—
Net income available to common shareholders	$ 2,196	$ 1,605	$ 473
Basic earnings per share	$ 2.98	$ 2.28	$ 0.64
Diluted earnings per share	$ 2.94	$ 2.20	$ 0.62

(1) See Note 8 for a discussion of this charge included in the calculation of net income available to common shareholders.

17. Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 are summarized in the table below:

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(Dollars in millions, except per share data)			
2003				
Total revenues	$8,364	$8,862	$8,816	$9,747
Total expenses	$7,952	$8,079	$8,109	$9,019
Income from continuing operations	$ 296	$ 571	$ 560	$ 516
Income from discontinued operations, net of income taxes	$ 66	$ 9	$ 14	$ 211
Income before cumulative effect of change in accounting	$ 362	$ 580	$ 574	$ 727
Net income	$ 362	$ 580	$ 574	$ 701
Basic earnings per share:				
Income from continuing operations available to common shareholders	$ 0.39	$ 0.78	$ 0.74	$ 0.68
Income from discontinued operations, net of income taxes	$ 0.09	$ 0.01	$ 0.02	$ 0.28
Income before cumulative effect of change in accounting available to common shareholders	$ 0.49	$ 0.79	$ 0.75	$ 0.96
Net income available to common shareholders	$ 0.49	$ 0.79	$ 0.75	$ 0.92
Diluted earnings per share:				
Income from continuing operations available to common shareholders	$ 0.38	$ 0.78	$ 0.74	$ 0.68
Income from discontinued operations, net of income taxes	$ 0.09	$ 0.01	$ 0.02	$ 0.28
Income before cumulative effect of change in accounting available to common shareholders	$ 0.47	$ 0.79	$ 0.75	$ 0.95
Net income available to common shareholders	$ 0.47	$ 0.79	$ 0.75	$ 0.92

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(Dollars in millions, except per share data)			
2002				
Total revenues	$7,963	$8,189	$8,111	$8,803
Total expenses	$7,482	$7,669	$7,686	$8,593
Income from continuing operations	$ 299	$ 364	$ 307	$ 164
Income from discontinued operations, net of income taxes	$ 25	$ 23	$ 26	$ 397
Income before cumulative effect of change in accounting	$ 324	$ 387	$ 333	$ 561
Net income	$ 329	$ 387	$ 328	$ 561
Basic earnings per share:				
Income from continuing operations available to common shareholders	$ 0.42	$ 0.52	$ 0.44	$ 0.23
Income from discontinued operations, net of income taxes	$ 0.04	$ 0.03	$ 0.04	$ 0.57
Income before cumulative effect of change in accounting available to common shareholders	$ 0.46	$ 0.55	$ 0.47	$ 0.80
Net income available to common shareholders	$ 0.46	$ 0.55	$ 0.47	$ 0.80
Diluted earnings per share:				
Income from continuing operations available to common shareholders	$ 0.40	$ 0.50	$ 0.42	$ 0.23
Income from discontinued operations, net of income taxes	$ 0.03	$ 0.03	$ 0.04	$ 0.55
Income before cumulative effect of change in accounting available to common shareholders	$ 0.44	$ 0.53	$ 0.46	$ 0.78
Net income available to common shareholders	$ 0.44	$ 0.53	$ 0.45	$ 0.78

Unaudited net income for the three months ended June 30, 2003 includes a $64 million after-tax benefit from a reduction of a previously established liability related to the Company's race-conscious underwriting settlement, $62 million of after-tax earnings from the merger of the Company's Mexican operations and a reduction in policyholder liabilities resulting from the change in reserve methodology and a $31 million after-tax charge related to previously deferred expenses. Unaudited net income for the three months ended September 30, 2003 includes a $28 million after-tax benefit from a reduction of a previously established liability related to the Company's race-conscious underwriting settlement and a $36 million benefit from a revision to the 2002 income tax estimates.

Unaudited net income for the three months ended March 31, 2002 includes a $48 million after-tax charge to cover costs associated with the resolution of a federal government investigation of General American's former Medicare business. Unaudited net income for the three months ended June 30, 2002 includes a $30 million after-tax reduction of a previously established liability related to the Company's sales practice class action settlement in 1999. Unaudited net income for the three months ended December 31, 2002 includes a $169 million after-tax charge to cover costs associated with the asbestos-related claims, a $20 million after-tax reduction of a previously established liability to the Company's 2001 business realignment initiatives and a $17 million after-tax reduction of a previously established disability insurance liability related to the September 11, 2001 tragedies.

18. Business Segment Information

The Company provides insurance and financial services to customers in the United States, Canada, Central America, Europe, South America, South Africa, Asia and Australia. The Company's business is divided into six segments: Institutional, Individual, Auto & Home, International, Reinsurance and Asset Management. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance, such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Auto & Home provides insurance coverages, including private passenger automobile, homeowners and personal excess liability insurance. International provides life insurance, accident and health insurance, annuities and retirement and savings products to both individuals and groups, and auto and homeowners coverage to individuals. Reinsurance provides primarily reinsurance of life and annuity policies in North America and various international markets. Additionally, reinsurance of critical illness policies is provided in select international markets. Asset Management provides a broad variety of asset management products and services to individuals and institutions.

Set forth in the tables below is certain financial information with respect to the Company's operating segments as of and for the years ended December 31, 2003, 2002 and 2001. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains and losses from intercompany sales, which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company evaluates the performance of each operating segment based upon net income excluding certain net investment gains and losses, net of income taxes, and the impact from the cumulative effect of changes in accounting, net of income taxes. Scheduled periodic settlement payments on derivative instruments not qualifying for hedge accounting are included in net investment gains(losses). The Company allocates certain non-recurring items (e.g., expenses associated with the resolution of proceedings alleging race-conscious underwriting practices, sales practices claims and asbestos-related claims) to Corporate & Other.

At or for the Year Ended December 31, 2003	Institutional	Individual	Auto & Home	International	Reinsurance	Asset Management	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$ 9,093	$ 4,344	$2,908	$1,678	$ 2,668	$ —	$ (18)	$ 20,673
Universal life and investment-type product policy fees	635	1,589	—	272	—	—	—	2,496
Net investment income	4,038	6,201	158	502	473	66	198	11,636
Other revenues	592	407	32	80	49	143	39	1,342
Net investment gains (losses)	(204)	(130)	(15)	4	31	9	(53)	(358)
Policyholder benefits and claims	9,932	5,183	2,139	1,454	2,136	—	4	20,848
Interest credited to policyholder account balances	915	1,793	—	143	184	—	—	3,035
Policyholder dividends	198	1,700	1	55	21	—	—	1,975
Other expenses	1,784	2,880	756	659	740	182	300	7,301
Income (loss) from continuing operations before provision (benefit) for income taxes	1,325	855	187	225	140	36	(138)	2,630
Income from discontinued operations, net of income taxes	30	30	—	—	—	—	240	300
Cumulative effect of change in accounting, net of income taxes	(26)	—	—	—	—	—	—	(26)
Net income	849	601	157	208	92	22	288	2,217
Total assets	113,743	165,774	4,698	9,935	12,833	302	19,556	326,841
Deferred policy acquisition costs	739	8,817	180	1,046	2,160	—	1	12,943
Goodwill, net	59	206	157	85	100	18	3	628
Separate account assets	35,632	39,619	—	504	13	—	(12)	75,756
Policyholder liabilities	61,599	100,278	2,943	7,179	9,783	—	(2,211)	179,571
Separate account liabilities	35,632	39,619	—	504	13	—	(12)	75,756

At or for the Year Ended December 31, 2002	Institutional	Individual	Auto & Home	International	Reinsurance	Asset Management	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$ 8,245	$ 4,507	$2,828	$1,511	$ 2,005	$ —	$ (19)	$ 19,077
Universal life and investment-type product policy fees	624	1,379	—	144	—	—	—	2,147
Net investment income	3,918	6,244	177	461	421	59	(19)	11,261
Other revenues	609	418	26	14	43	166	56	1,332
Net investment gains (losses)	(494)	(144)	(46)	(9)	2	(4)	(56)	(751)
Policyholder benefits and claims	9,339	5,220	2,019	1,388	1,554	—	3	19,523
Interest credited to policyholder account balances	932	1,793	—	79	146	—	—	2,950
Policyholder dividends	115	1,770	—	35	22	—	—	1,942
Other expenses	1,531	2,629	793	507	622	211	722	7,015
Income (loss) from continuing operations before provision (benefit) for income taxes	985	992	173	112	127	10	(763)	1,636
Income from discontinued operations, net of income taxes	121	199	—	—	—	—	151	471
Net income (loss)	759	826	132	84	84	6	(286)	1,605
Total assets(1)	98,234	145,152	4,540	8,301	9,924	190	11,085	277,426
Deferred policy acquisition costs	608	8,521	175	945	1,477	—	1	11,727
Goodwill, net	62	223	155	193	96	18	3	750
Separate account assets	31,935	27,457	—	307	11	—	(17)	59,693
Policyholder liabilities	55,497	95,813	2,673	5,883	7,387	—	(2,011)	165,242
Separate account liabilities	31,935	27,457	—	307	11	—	(17)	59,693

(1) These balances reflect the allocation of capital using the Risk-Based Capital methodology, which differs from the original presentation of GAAP equity included in MetLife, Inc.'s 2002 Annual Report on Form 10-K.

At or for the Year Ended December 31, 2001	Institutional	Individual	Auto & Home	International	Reinsurance	Asset Management	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$7,288	$4,563	$2,755	$846	$1,762	$ —	$ (2)	$17,212
Universal life and investment-type product policy fees	592	1,260	—	38	—	—	(1)	1,889
Net investment income	3,967	6,165	200	267	390	71	127	11,187
Other revenues	649	495	22	16	42	198	85	1,507
Net investment gains (losses)	(16)	853	(17)	(16)	(6)	25	(1,402)	(579)
Policyholder benefits and claims	8,924	5,233	2,121	689	1,484	—	3	18,454
Interest credited to policyholder account balances	1,013	1,898	—	51	122	—	—	3,084
Policyholder dividends	259	1,767	—	36	24	—	—	2,086
Other expenses	1,746	2,747	800	329	491	252	657	7,022
Income (loss) from continuing operations before provision (benefit) for income taxes	538	1,691	39	46	67	42	(1,853)	570
Income from discontinued operations, net of income taxes	21	36	—	—	—	—	50	107
Net income (loss)	382	1,095	41	14	40	27	(1,126)	473

The following table indicates amounts in the current and prior years that have been classified as discontinued operations in accordance with SFAS 144:

	Year ended December 31, 2003	2002	2001
	(Dollars in millions)		
Net investment income			
Institutional	$ 2	$ 33	$ 34
Individual	5	50	56
Corporate & Other	45	77	79
Total net investment income	$ 52	$160	$169
Net investment gains (losses)			
Institutional	$ 45	$156	$ —
Individual	43	262	—
Corporate & Other	333	164	—
Total net investment gains (losses)	$421	$582	$ —
Interest Expense			
Individual	$ 1	$ 1	$ —
Total interest expense	$ 1	$ 1	$ —

Economic Capital. Beginning in 2003, the Company changed its methodology of allocating capital to its business segments from Risk-Based Capital ("RBC") to Economic Capital. Prior to 2003, the Company's business segments' allocated equity was primarily based on RBC, an internally developed formula based on applying a multiple to the National Association of Insurance Commissioners Statutory Risk-Based Capital and included certain adjustments in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Economic Capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The Economic Capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. This is in contrast to the standardized regulatory RBC formula, which is not as refined in its risk calculations with respect to the nuances of the Company's businesses.

The change in methodology is being applied prospectively. This change has and will continue to impact the level of net investment income and net income of each of the Company's business segments. A portion of net investment income is credited to the segments based on the level of allocated equity. This change in methodology of allocating equity does not impact the Company's consolidated net investment income or net income.

The following table presents actual and pro forma net investment income with respect to the Company's segments for the years ended December 31, 2002 and 2001. The amounts shown as pro forma reflect net investment income that would have been reported in these years had the Company allocated capital based on Economic Capital rather than on the basis of RBC.

Net Investment Income

	For the Years Ended December 31, 2002		2001	
	Actual	Pro forma	Actual	Pro forma
	(Dollars in millions)			
Institutional	$ 3,918	$ 3,980	$ 3,967	$ 4,040
Individual	6,244	6,155	6,165	6,078
Auto & Home	177	160	200	184
International	461	424	267	251
Reinsurance	421	382	390	354
Asset Management	59	71	71	89
Corporate & Other	(19)	89	127	191
Total	$11,261	$11,261	$11,187	$11,187

The following table presents actual and pro forma assets for each of the Company's operating segments at December 31, 2002. The amounts shown as pro forma reflect assets that would have been reported in the prior year had the Company allocated capital based on Economic Capital rather than on the basis of RBC.

	Assets	
	Actual(1)	Pro forma
	(Dollars in millions)	
Institutional	$ 98,234	$ 98,810
Individual	145,152	144,073
Auto & Home	4,540	4,360
International	8,301	7,990
Reinsurance	9,924	9,672
Asset Management	190	320
Corporate & Other	11,085	12,201
Total	$277,426	$277,426

(1) These balances reflect the allocation of capital using the RBC methodology, which differs from the original presentation of GAAP equity included in MetLife, Inc.'s 2002 Annual Report on Form 10-K.

The Reinsurance segment's results of operations for the year ended December 31, 2003 include RGA's coinsurance agreement under which it assumed the traditional U.S. life reinsurance business of Allianz Life Insurance Company of North America. The transaction added approximately $246 million of premiums and $11 million of pre-tax income, excluding minority interest expense.

The Individual segment's results of operations for the year ended December 31, 2003 includes a second quarter after-tax charge of $31 million resulting from certain improperly deferred expenses at an affiliate, New England Financial.

The International segment's results of operations include the results of operations of Aseguradora Hidalgo S.A. ("Hidalgo"), a Mexican life insurer that was acquired on June 20, 2002. During the second quarter of 2003, as part of its acquisition and integration strategy, International completed the legal merger of Hidalgo into its original Mexican subsidiary, Seguros Genesis, S.A., forming MetLife Mexico, S.A. As a result of the merger of these companies, the Company recorded $62 million of after-tax earnings from the merger and a reduction in policyholder liabilities resulting from a change in reserve methodology.

The Institutional, Individual, Reinsurance and Auto & Home segments for the year ended December 31, 2001 include $287 million, $24 million, $9 million and $5 million, respectively, of pre-tax losses associated with the September 11, 2001 tragedies. See Note 9.

The Institutional, Individual and Auto & Home segments include $399 million, $97 million and $3 million, respectively, in pre-tax charges associated with business realignment initiatives for the year ended December 31, 2001. See Note 10.

The Individual segment for the year ended December 31, 2001 includes $118 million of pre-tax expenses associated with the establishment of a policyholder liability for certain group annuity policies.

For the year ended December 31, 2001, pre-tax gross investment gains (losses) of $1,027 million, $142 million and $(1,172) million (comprised of a $354 million gain and an intercompany elimination of $(1,526) million), resulting from the sale of certain real estate properties from Metropolitan Life to Metropolitan Insurance and Annuity Company, a subsidiary of MetLife, Inc., are included in the Individual segment, Institutional segment and Corporate & Other, respectively.

As part of the GenAmerica acquisition in 2000, the Company acquired Conning Corporation ("Conning"), the results of which are included in the Asset Management segment due to the types of products and strategies employed by the entity from its acquisition date to July 2001, the date of its disposition. The Company sold Conning, receiving $108 million in the transaction and reported a gain of approximately $25 million, in the third quarter of 2001.

Corporate & Other includes various start-up and run-off entities, as well as the elimination of all intersegment amounts. The elimination of intersegment amounts relates to intersegment loans, which bear interest rates commensurate with related borrowings, as well as intersegment reinsurance transactions.

Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated capital. Other costs and operating costs were allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2003, 2002 and 2001. Revenues from U.S. operations were $32,312 million, $30,263 million and $29,525 million for the years ended December 31, 2003, 2002 and 2001, respectively, which represented 90%, 92% and 95%, respectively, of consolidated revenues.

19. Acquisitions and Dispositions

In September 2003, a subsidiary of the Company, Reinsurance Group of America, Incorporated ("RGA"), announced a coinsurance agreement under which it assumed the traditional U.S. life reinsurance business of Allianz Life Insurance Company of North America. The transaction closed during the fourth quarter of 2003 with an effective date retroactive to July 1, 2003. The transaction added approximately $278 billion of life reinsurance in-force, $246 million of premium and $11 million of income before income tax expense, excluding minority interest expense, to the fourth quarter of 2003.

In June 2002, the Company acquired Aseguradora Hidalgo S.A. ("Hidalgo"), an insurance company based in Mexico with approximately $2.5 billion in assets as of the date of acquisition. The Company's existing Mexico subsidiary and Hidalgo now operate as a combined entity under the name MetLife Mexico.

In November 2001, the Company acquired Compania de Seguros de Vida Santander S.A. and Compania de Reaseguros de Vida Soince Re S.A., wholly-owned subsidiaries of Santander Central Hispano in Chile. These acquisitions marked MetLife's entrance into the Chilean insurance market.

In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica") in 2000. Conning specialized in asset management for insurance company investment portfolios and investment research.

20. Discontinued Operations

The Company actively manages its real estate portfolio with the objective to maximize earnings through selective acquisitions and dispositions. In accordance with SFAS 144, income related to real estate classified as held-for-sale on or after January 1, 2002 is presented as discontinued operations. These assets are carried at the lower of cost or market.

The following table presents the components of income from discontinued operations:

	Years Ended December 31,		
	2003	2002	2001
	(Dollars in millions)		
Investment income	$120	$ 458	$ 508
Investment expense	(68)	(298)	(339)
Net investment gains (losses)	421	582	—
Total revenues	473	742	169
Interest Expense	1	1	—
Provision for income taxes	172	270	62
Income from discontinued operations	$300	$ 471	$ 107

The carrying value of real estate related to discontinued operations was $89 million and $799 million at December 31, 2003 and 2002, respectively. See Note 18 for discontinued operations by business segment.

Subsequent to December 31, 2003, MetLife entered into a marketing agreement to sell one of its real estate investments, the Sears Tower, and reclassified the property from Real Estate — Held-for Investments to Real Estate — Held-for Sale. The carrying value of the property as of December 31, 2003 is approximately $700 million.

21. Fair Value Information

The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Amounts related to the Company's financial instruments were as follows:

December 31, 2003	Notional Amount	Carrying Value	Estimated Fair Value
		(Dollars in millions)	
Assets:			
Fixed maturities		$167,752	$167,752
Equity securities		$ 1,598	$ 1,598
Mortgage loans on real estate		$ 26,249	$ 28,259
Policy loans		$ 8,749	$ 8,749
Short-term investments		$ 1,826	$ 1,826
Cash and cash equivalents		$ 3,733	$ 3,733
Mortgage loan commitments	$ 679	$ —	$ (4)
Commitments to fund partnership investments	$1,380	$ —	$ —
Liabilities:			
Policyholder account balances		$ 63,957	$ 64,861
Short-term debt		$ 3,642	$ 3,642
Long-term debt		$ 5,703	$ 6,041
Shares subject to mandatory redemption		$ 277	$ 336
Payable under securities loaned transactions		$ 27,083	$ 27,083

December 31, 2002	Notional Amount	Carrying Value	Estimated Fair Value
		(Dollars in millions)	
Assets:			
Fixed maturities		$140,288	$140,288
Equity securities		$ 1,613	$ 1,613
Mortgage loans on real estate		$ 25,086	$ 27,778
Policy loans		$ 8,580	$ 8,580
Short-term investments		$ 1,921	$ 1,921
Cash and cash equivalents		$ 2,323	$ 2,323
Mortgage loan commitments	$ 859	$ —	$ 12
Commitments to fund partnership investments	$1,667	$ —	$ —
Liabilities:			
Policyholder account balances		$ 55,285	$ 55,909
Short-term debt		$ 1,161	$ 1,161
Long-term debt		$ 4,425	$ 4,731
Payable under securities loaned transactions		$ 17,862	$ 17,862
Other:			
Company-obligated mandatorily redeemable securities of subsidiary trusts		$ 1,265	$ 1,337

The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

Fixed Maturities and Equity Securities

The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

Mortgage Loans on Real Estate, Mortgage Loan Commitments and Commitments to Fund Partnership Investments

Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments. Commitments to fund partnership investments have no stated interest rate and are assumed to have a fair value of zero.

Policy Loans

The carrying values for policy loans approximate fair value.

Cash and Cash Equivalents and Short-term Investments

The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

Policyholder Account Balances

The fair value of policyholder account balances is estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

Short-term and Long-term Debt, Payables Under Securities Loaned Transactions, Shares Subject to Mandatory Redemption and Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

The fair values of short-term and long-term debt, payables under securities loaned transactions, shares subject to mandatory redemption and Company-obligated mandatorily redeemable securities of subsidiary trusts are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

Derivative Financial Instruments

The fair value of derivative instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, options and written covered calls are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

BOARD OF DIRECTORS

ROBERT H. BENMOSCHE
Chairman of the Board and Chief Executive Officer, MetLife, Inc.
Chair, Executive Committee

CURTIS H. BARNETTE
Of Counsel, Skadden, Arps, Slate, Meagher & Flom LLP
Member, Public Responsibility Committee

JOHN C. DANFORTH
Partner, Bryan Cave LLP, Former U.S. Senator
Member, Governance Committee and Public Responsibility Committee

BURTON A. DOLE, JR.
Former Partner and Chief Executive Officer, MedSouth Therapies, LLC
Member, Audit Committee and Public Responsibility Committee

CHERYL W. GRISÉ
President, Utility Group of Northeast Utilities, and Chief Executive Officer of its principal operating subsidiaries
Member, Compensation Committee, Governance Committee and Sales Practices Compliance Committee

JAMES R. HOUGHTON
Chairman and Chief Executive Officer, Corning Incorporated
Chair, Audit Committee
Member, Compensation Committee, Governance Committee and Executive Committee

HARRY P. KAMEN
Retired Chairman of the Board and Chief Executive Officer, Metropolitan Life Insurance Company
Member, Governance Committee and Executive Committee

HELENE L. KAPLAN
Of Counsel, Skadden, Arps, Slate, Meagher & Flom LLP
Chair, Governance Committee
Member, Public Responsibility Committee and Executive Committee

JOHN M. KEANE
General, United States Army (Retired)
Member, Audit Committee, Governance Committee and Sales Practices Compliance Committee

CATHERINE R. KINNEY(1)
Co-Chief Operating Officer and President, New York Stock Exchange, Inc.
Member, Compensation Committee, Governance Committee and Sales Practices Compliance Committee

CHARLES M. LEIGHTON
Retired Chairman of the Board and Chief Executive Officer, CML Group, Inc.
Chair, Sales Practices Compliance Committee
Member, Compensation Committee and Executive Committee

SYLVIA M. MATHEWS
Chief Operating Officer and Executive Director, The Bill and Melinda Gates Foundation
Member, Governance Committee and Public Responsibility Committee

STEWART G. NAGLER(2)
Vice Chairman of the Board, MetLife, Inc.
Member, Public Responsibility Committee

JOHN J. PHELAN, JR.(3)
Retired Chairman and Chief Executive Officer, New York Stock Exchange, Inc.
Member, Audit Committee, Governance Committee and Executive Committee

HUGH B. PRICE
Senior Advisor, Piper Rudnick, LLP
Chair, Public Responsibility Committee
Member, Audit Committee and Sales Practices Compliance Committee

KENTON J. SICCHITANO
Retired Global Managing Partner, PricewaterhouseCoopers LLP
Member, Audit Committee, Compensation Committee and Sales Practices Compliance Committee

WILLIAM C. STEERE, JR.
Retired Chairman of the Board and Chief Executive Officer, Pfizer Inc.
Chair, Compensation Committee
Member, Audit Committee, Governance Committee and Sales Practices Compliance Committee

EXECUTIVE OFFICERS

ROBERT H. BENMOSCHE
Chairman of the Board and Chief Executive Officer

DANIEL J. CAVANAGH
Executive Vice President, Operations and Technology

C. ROBERT HENRIKSON
President, U.S. Insurance and Financial Services businesses

LELAND C. LAUNER, JR.
Executive Vice President and Chief Investment Officer

JAMES L. LIPSCOMB
Executive Vice President and General Counsel

STEWART G. NAGLER
Vice Chairman of the Board

CATHERINE A. REIN
President and Chief Executive Officer
MetLife Auto & Home

WILLIAM J. TOPPETA
President, International

LISA M. WEBER
Senior Executive Vice President and Chief Administrative Officer

WILLIAM J. WHEELER
Executive Vice President and Chief Financial Officer

---

(1) Ms. Kinney has announced her planned resignation from the Boards of Directors of MetLife, Inc. and Metropolitan Life Insurance Company, effective March 23, 2004.

(2) Mr. Nagler has announced his planned resignation from the Boards of Directors of MetLife, Inc. and Metropolitan Life Insurance Company, effective in 2004.

(3) Mr. Phelan will retire from the Boards of Directors of MetLife, Inc. and Metropolitan Life Insurance Company effective on the date of MetLife, Inc.'s Annual Meeting, in accordance with the Boards' retirement policy.

CORPORATE INFORMATION

Corporate Profile

MetLife, Inc., through its affiliates and subsidiaries, is a leading provider of insurance and other financial services to individual and institutional customers. The MetLife companies serve approximately 13 million households in the U.S. and provide benefits to 37 million employees and family members through their plan sponsors. Outside the U.S., the MetLife companies have direct insurance operations in 10 countries serving approximately 8 million customers.

Corporate Headquarters

MetLife, Inc.
One Madison Avenue
New York, NY 10010
212-578-2211

Internet Address

www.metlife.com

Form 10-K and Other Information

MetLife, Inc. will provide to shareholders without charge, upon written or oral request, a copy of MetLife, Inc.'s annual report on Form 10-K (including financial statements and financial statement schedules, but without exhibits) for the fiscal year ended December 31, 2003. MetLife, Inc. will furnish to requesting shareholders any exhibit to the Form 10-K upon the payment of reasonable expenses incurred by MetLife, Inc. in furnishing such exhibit. Requests should be directed to Investor Relations, MetLife, Inc., One Madison Avenue, New York, New York 10010-3690, by electronic mail (metir@metlife.com) or by telephone (1-800-649-3593). The annual report on Form 10-K may also be accessed at http://ir.metlife.com and at the website of the Securities and Exchange Commission at http://www.sec.gov.

Transfer Agent/Shareholder Records

For information or assistance regarding shareholder accounts or dividend checks, please contact MetLife's transfer agent:

Mellon Investor Services, LLC
P.O. Box 4412
South Hackensack, NJ 07606-2012
1-800-649-3593
TDD for Hearing Impaired: 201-373-5040
www.melloninvestor.com

Trustee, MetLife Policyholder Trust

Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890
302-651-1000
www.wilmingtontrust.com

Investor Information

http://ir.metlife.com

Governance Information

http://www.metlife.com/corporategovernance

MetLife News

http://metnews.metlife.com

Common Stock and Dividend Information

MetLife Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol "MET." The following table presents the high and low closing prices for the common stock of MetLife, Inc. on the NYSE for the periods indicated. MetLife, Inc. declared an annual dividend of $0.23 per share on October 21, 2003 and $0.21 per share on October 22, 2002. Future dividend decisions will be based on and affected by a number of factors, including the operating results and financial requirements of the Holding Company and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

	Common Stock Price	
2003	High	Low
First quarter	$29.34	$24.01
Second quarter	$29.20	$26.61
Third quarter	$29.58	$27.35
Fourth quarter	$33.92	$28.96

	Common Stock Price	
2002	High	Low
First quarter	$33.30	$28.67
Second quarter	$34.58	$28.00
Third quarter	$29.58	$22.76
Fourth quarter	$28.41	$20.75

As of March 1, 2004, there were approximately 6.8 million beneficial shareholders of MetLife, Inc.

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